08002703

7/19

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fiberweb PLC

*CURRENT ADDRESS

**FORMER NAME

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PROCESSED
MAY 27 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 35043 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 5/21/08



Tailored nonwoven fabric solutions

07



Contents

This Annual Report includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, assumptions, uncertainties and other factors that may cause the actual results, performance or achievements of Fiberweb and the Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Shareholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report. Except as required by the Listing Rules, the Disclosure and Transparency Rules and applicable law, Fiberweb undertakes no obligation to update or change any forward-looking statements to reflect events occurring after the date of this document.

Front cover: An early UK installation of Terram's new Geosand product, improving quality and productivity of permanent way maintenance. Mechanised installation systems are now being developed.

Financial Highlights

£ millions (unless stated otherwise)	2007	2006[1]
Results from continuing underlying[2] operations:		
Revenue	**473.6**	499.9
Underlying[2] Operating Profit	**13.8**	27.1
Underlying[2] Profit before Tax	**3.0**	12.6
Adjusted Earnings per Share [3]	**2.6p**	5.1p
Results after restructuring and other non-recurring items:		
Operating Loss from Continuing Operations	**(89.3)**	(35.3)
Basic Loss per share from Continuing Operations	**(76.3)p**	(35.3)p
Proposed Final Dividend	**2.50p**	3.95p
Net Debt	**137.6**	165.3

(1) 2006 restated to reflect Discontinued Operations
(2) Underlying profit measures are before restructuring charges and other non-recurring items, as set out in the Consolidated Income Statement
(3) Adjusted to exclude restructuring charges and other non-recurring items as described in note 6

Operational Highlights

- Turnaround programme continued throughout a challenging year, establishing sound foundations for progress in 2008
- Underlying gross margin and operating margin recovery in the second half driven by Industrial with Hygiene under pressure from raw materials
- Portfolio simplified – 2 Hygiene business disposals, 1 Industrial site closure
- Industrial growth maintained with revenue increase of 4.6% at constant currency. Industrial now accounts for 42% of Group revenue, up from 32% in 2005
- Trade working capital as a percentage of sales reduced by 1.0% to 17.9%
- Debt reduction of £33.1 million at constant currency from disposals and working capital reduction
- Impairments and write downs of £95.0 million

CONTINUING REVENUE
(constant currency)


2007
2006
42.5%
57.5%
40.2%
59.8%
INDUSTRIAL
HYGIENE

CONTINUING UNDERLYING OPERATING PROFIT
(constant currency)


2007
2006
52.5%
47.5%
50.0%
50.0%
INDUSTRIAL
HYGIENE

Note: profit share is stated after allocating central costs equally between Industrial & Hygiene

Fiberweb is one of the world's largest and leading suppliers of speciality nonwoven fabrics. Nonwoven materials developed, manufactured and marketed by Fiberweb are used in a wide variety of everyday products such as filters, baby diapers, construction products and feminine care. With vast experience in its field and a strong international presence, Fiberweb has long been regarded as a technological innovator with a strong portfolio of intellectual property and as a preferred partner for customers focused on high quality and reliable supply.

Our Operations at a Glance

Industrial

Fiberweb manufactures a diverse range of nonwoven products for the highly fragmented industrial market. We are one of the leading suppliers globally for pool & spa filtration under the well known Reemay™ brand. In the construction industry, our strong and established Typar™/Tekton™ and Terram products are used in housewrap, roofing and geotextile applications. Fiberweb continues to provide superior quality products for more technically demanding and niche areas in fabric softener sheets and graphic arts.

Housewrap



For residential and commercial applications nothing is proven to perform better than Fiberweb's well known Typar™ Weather Protection Systems

Filtration



Fiberweb manufactures advanced filtration media under the established Reemay™ brand for a variety of applications in filtration, separation and absorption

Roofing



Typar™ roofwrap30 and Tekton™ are light weight, water resistant, polymeric roof underlayments that provide superior protection. Blowitex specialises in laminates and composites for niche applications

Fabric softener sheets



North American consumers tend to use impregnated fabric softener sheets in a tumble drier. Fiberweb is a leading supplier for this technically demanding application

Geosynthetics



Specialist manufacturer of geotextiles under leading brands such as Terram™ and Bidim™ used in a variety of applications including drainage, filtration, separation and other industrial uses

Industrial wipes



Fiberweb makes a multitude of top quality, high-performance products for graphic arts and general wipes application

Landscape



Long term guaranteed Biobarrier™ products are made of durable geotextile fabric with permanently attached nodules containing trifluralin that prevent root tip cell division

Industrial specialities



Fiberweb produces a diverse range of other products in packaging, shoes and home furnishing applications. We also manufacture Keeta™ - high-visibility clothing

Leading market positions and technologies

Fiberweb's scale, global reach, range of technology and strong market positions in a broad range of specialised areas sets it apart from many of its competitors. Fiberweb continually improves and expands the attributes of its products to increase their performance for its customers and ultimately the end user.

Long-term customer relationships

Fiberweb's emphasis on innovation, quality and service has helped develop a strong long-standing relationship with customers who, themselves are leaders in their field.

Research and Development

Fiberweb's global Research and Development ("R&D") centre is located in Germany. Highly experienced scientists and technicians benefit from a number of pilot lines and sophisticated analytical laboratories.

Hygiene

Fiberweb is a global leader in tailored nonwoven fabric solutions for baby and adult care, feminine hygiene, medical and protective apparel segments.

We offer a wide range of nonwoven technologies tailored to meet the specific needs of each and every customer. Today, we are helping our customers develop products which are lighter, better fitting, more comfortable, more aesthetic and have superior absorbent properties.

Each family of products is engineered to offer a unique set of properties such as softness, strength, extensibility, absorbency or repellency which provides function, feel and fit.

Baby diapers



Fiberweb produces top sheet, back sheet, barrier leg cuff and core cover

Feminine hygiene



Differentiated technology to make acquisition distribution layer for feminine hygiene products

Medical products



Fiberweb offers nonwoven fabrics for conversion into medical products. Our line of fabrics is engineered to deliver benefits such as protection and stability to sterilisation

Adult incontinence



New generation products like Softspan™, with its exceptional softness and elongation properties, make it ideally suited for adult incontinence applications

FIBERWEB LEADS THE ADVANCEMENT OF HYGIENE NONWOVENS TECHNOLOGIES USING OUR GLOBAL NETWORK AND INNOVATIVE RESEARCH AND DEVELOPMENT CAPABILITIES TO PROVIDE OUR CUSTOMERS WITH STATE-OF-THE-ART FABRICS THAT ULTIMATELY FULFILL THE NEEDS OF THE END USER.

Our Global Reach

Nonwoven markets tend to be regionally orientated because the bulk export of nonwoven materials over long distances is generally not viable. Fiberweb has a presence in all major regions, concentrated primarily in North America and Europe. The directors believe that Fiberweb's global presence gives it a competitive advantage as major customers expand into higher-growth markets.

USA – New polyester recycling plant fully commissioned at Old Hickory

Italy - €40 million investment in a speciality spunbond line is expected to deliver benefits in the second half of 2009

Sweden – New spunbond line installed at the Sweden plant now fully operational

China – New airlaid line at Tianjin facility due to be fully commissioned in first quarter of 2008


KEY
Global HQ
Manufacturing facility
Joint ventures
Manufacturing facility and R&D centre
Regional HQ











11

We operate in 11 countries around the world. Fiberweb's global presence gives it a competitive advantage as major customers expand into high growth emerging markets.

Brands

We support and promote important brands through targeted marketing and product development.

Growth

We seek to invest resources to maintain and grow our market positions.

Chairman's Statement

2007 was a difficult year for the newly independent Fiberweb. Despite initial success in delivering a number of the objectives laid out at the demerger of the Company from BBA Group in November 2006, the business struggled to meet several major challenges, both internal and external. We did not meet our objective of creating shareholder value or of delivering a sustainable turnaround through the year. Your Board is determined to implement plans to improve this performance in the year to come.

During the year, Fiberweb continued to implement the turnaround strategy laid out at the time of demerger. The portfolio was further simplified with the successful sale of the international Hygiene Wipes business and the small cotton bleaching business based in Griswoldville, Massachusetts. The rationalisation of uncompetitive assets continued with the closure of the polyester fabric production site at Gray Court, South Carolina, and further reductions in headcount amounting to around 6% of the workforce excluding divestments.

The restructuring undertaken from the end of March following the announcement of the Hygiene Wipes sale exposed problems in the Industrial business in the US. These concerned primarily margin management and manufacturing performance, and had a material impact on performance during the rest of the year, offsetting continuing progress in Fiberweb's Industrial businesses outside the US. Changes in management were swiftly introduced and, towards the end of the year, steady margin recovery was achieved.

In general, the Hygiene businesses suffered during 2007 from a continuation of the difficult trading environment that has prevailed for several years, with high and increasing raw material prices, and additional competitive pressures, especially in Europe. Fiberweb responded to these challenges with the investment programme outlined at the time of the demerger, efficiency improvements, and through a continued focus on its higher margin speciality products. The on-time and on-budget commissioning of a major new spunbond line in Sweden was the highlight of this programme, and this plant promises to deliver strong sales and profit growth in 2008. The new airlaid line in Italy, however, proved more problematic, with late delivery and significant commissioning issues, which are expected to be resolved early in 2008. The major new spunbond contract signed with Fiberweb's largest customer, Procter & Gamble, at the end of 2006, was implemented during the year. Despite this, unexpected volume shortfalls in several areas undermined plans to optimise asset utilisation, and negatively impacted margins. The rapid increase in oil prices during the second half of 2007 began to feed through to Fiberweb's polymer raw materials and energy costs later in the year, also adding to margin pressures.

Despite these setbacks, the actions put in place during 2006 and 2007 are expected to lead to an improvement in Fiberweb's competitive position in the long term and we have sought to strengthen management at all levels to deliver on the promise to turnaround the recent history of declining margins and profitability. The percentage improvement in margins seen in the second half compared to the first half is an indication that progress is being made.

FIBERWEB'S BEST PROSPECTS LIE IN EXPLOITING ITS STRONG BRAND AND MARKET POSITIONS IN IMPORTANT SEGMENTS OF THE LARGE AND EXPANDING MARKET FOR INDUSTRIAL NONWOVEN FABRICS, PARTICULARLY IN FILTRATION AND SPECIALITY CONSTRUCTION SEGMENTS.



Financial Results

The financial results for 2007 overall are disappointing. Continuing sales (excluding sales from businesses divested during the year) decreased by £26.3 million (5.3%) to £473.6 million and continuing underlying operating profit reduced by £13.3 million (49.1%) to £13.8 million. Net cashflow from operating activities was positive at £36.9 million (2006: £44.0 million), before significant capital investment of £32.6 million (2006: £48.4 million). The low return on invested capital of 2.9% (2006: 4.7%) remains significantly below Fiberweb's cost of capital and indicates the scale of the task ahead. Debt was reduced by £27.7 million to £137.6 million at the end of the year (2006: £165.3 million), through the impact of disposals and tight control of working capital. In constant currency terms, debt would have been £132.9 million at the end of the year, a reduction of £32.4 million.

Dividends

Subject to approval by shareholders at the Annual General Meeting to be held on 2 May 2008, the directors recommend a final dividend of 2.50 pence per share (2006: 3.95 pence). If approved, the dividend will be payable on 27 May 2008 to shareholders on the register at 25 April 2008.

The Board and Management

The Board has remained unchanged during the year and has addressed the issues facing the Company with determination and commitment.

The departure of Simon Bowles as Chief Financial Officer was announced in early December and he was replaced on 1 February 2008 by Daniel Abrams, who brings a broad range of operational, financial and public company expertise to your Board. Fiberweb now has in place a strong executive team with considerable experience in the nonwovens sector and international manufacturing.

Possible Offer by Avgol

On 21 January 2008 the Company announced that it was in discussions with Avgol Industries 1953 Limited ("Avgol") regarding a possible offer for Fiberweb. The proposed offer price is 100p per Fiberweb share in cash, plus the right to receive and retain a further dividend for the year ended 31 December 2007 of 2.50 pence per share. Depending on the timing of any Avgol offer, a 2.50 pence per share dividend will either be recommended by the directors as a final dividend for 2007 as mentioned above or will be paid as a further dividend for 2007 as part of any offer, in which case no final dividend should be expected. Due diligence is proceeding and we will keep shareholders informed as to the progress of any possible offer. For the avoidance of doubt, there can be no certainty that any offer will be made for the Company.

Prospects

Percentage sales and profit growth in the Industrial businesses outside the US is encouraging. Recovering the margin position in the large US industrial business remains a key priority and progress is being made.

Your Board continues to believe that Fiberweb's best prospects lie in exploiting its strong brand and market positions in important segments of the large and expanding market for industrial nonwoven fabrics, particularly in filtration and speciality construction segments.

There are also attractive segments within the hygiene market, where scale, manufacturing excellence and innovation can produce competitive advantage, in particular in spunbond fabrics for baby diaper and feminine care applications. The Group's investment programme focuses on delivering competitive, differentiated products to serve these segments.

Your Board believes that the successful implementation of the turnaround and the strategy outlined above is the right one for the business and it has taken decisive initial action. The margin improvement in the second half of 2007 is an important and encouraging first step.

M.V. Coster

Malcolm Coster
Chairman

26 February 2008

Chief Executive's Review

2007 was a year of highs and lows. Following successes in delivering a major P&G contract shortly after demerger, the sale of Hygiene Wipes and encouraging sales and profit growth in our non-US Industrial businesses, the emergence of significant shortcomings in the large Americas Industrial business was a major disappointment. These issues combined with volume shortfalls in certain Hygiene plants and further raw material cost increases, led us to make two profit warnings during the year in April and September. We responded by strengthening management and processes, increasing efficiency and productivity and reducing headcount and costs within the Group, including head office. 2007's poor margins led to a reduction in expectations of future performance, which have led to a £95.0 million charge for impairments and asset write downs.

Financial Performance

2007 full year operating profits from continuing operations before restructuring costs and non-recurring items at £13.8 million represent another significant decline. However, a particularly weak first half was followed by a degree of recovery in the second half as restructuring and investment actions started to demonstrate an impact. Operating margins improved in the second half compared to the first half by 0.4 percentage points, despite steadily increasing raw material costs during the second half.

The successful sale of the Hygiene Wipes and cotton bleaching businesses further shifted Fiberweb's portfolio towards the more differentiated Industrial segments, which now form 42.5% of our total sales and 51.7% of our operating profit before central costs. It is pleasing to note the strong performance from the non-US Industrial businesses, notably Terram™ in the UK, Bidim™ in Brazil and the European roofing businesses, which together grew sales by 16% and operating profit by 55% (at constant currency), and achieved an operating profit margin of 7.5%. The poor performance of Americas Industrial was a surprise and disappointment, with full year operating margins of only 4.0% (2006: 8.2%). Poor first quarter trading led to a detailed investigation which exposed poor management information, weak stock and margin management practices, and a decline in manufacturing performance. Corrective actions were initiated, which though taking longer than originally expected to produce an impact, did lead to an improvement in margins in the second half to 5.9% from 2.2% in the first half.

The Hygiene businesses suffered from increasing polypropylene raw material prices and the failure of certain large customers to deliver promised volumes. Underlying operating margins of 4.3% in the first half declined further to 3.1% in the second half. Cost reductions in overhead and manufacturing areas were actively pursued to partially mitigate the effects of the adverse pricing and cost environment.

Debt was cut during the year by £27.7 million to £137.6 million. Trading cash flow of £43.8 million (2006: £51.5 million) before non-recurring cash costs of £6.9 million (2006: £7.5 million) and divestment proceeds of £42.0 million (2006: £5.4 million) funded capital investment of £32.6 million (2006: 48.4 million), net interest payments of £10.4 million (£7.6 million) and dividends of £7.0 million (2006: £5.5 million – paid to BBA Group entities). Tight control of working capital was maintained, with a net inflow of £2.4 million (2006: outflow of £3.1 million).

2007 Overview

Industrial

In North America Industrial, the continuing downturn in the residential construction market created a negative backdrop for the construction materials business, especially landscape fabrics. Notwithstanding this, sales volumes of Typar™, our leading housewrap brand, grew and revenues remained strong thanks to continued market share gain and a buoyant business in Canada, which benefits from continued steady demand and a strong Canadian Dollar enabling more robust pricing than in the US. We continue to accelerate our drive to expand our geographic presence in this market and to broaden our product range and further differentiate our offering. During the year, we launched MetroWrap, a new product tailored to the needs of commercial buildings and StormWrap, a product for use in hurricane-prone areas. Both of these products have received positive customer feedback.

Sales of filtration media under the Reemay™ brand for pool and spa applications were strong in general, though the weakness in housing markets began to impact the pool and spa market towards the end of the year. Other filtration areas also demonstrated some growth, and successful product development during 2007 in pool and spa, and in air filtration applications are expected to support further growth.

Other important areas of the Americas Industrial business performed well, with sales of fabric softener sheet remaining strong and the recovery in sales of graphic arts products continuing with improved sales focus.

The poor margins we saw in this business were partly due to price erosion and a failure to react sufficiently quickly to raw material cost increases. Margin control was found to be poor and a programme of re-costing and reviewing the pricing of all products was initiated. This took significantly longer to complete than originally expected, but finally price increases were implemented on many of the American Industrial products during the fourth quarter.

WHILST WE ARE STILL IMPLEMENTING OUR TURNAROUND PROGRAMME AND DESPITE A DIFFICULT MACRO-ECONOMIC OUTLOOK, THE ACTIONS TAKEN DURING 2007 HAVE CREATED A SOLID FOUNDATION FOR PROGRESS IN 2008.



On the manufacturing side of this business, the successful commissioning of the polyester recycling plant at our largest site at Old Hickory, Tennessee was the highlight. This facility enables us to recycle almost 100% of our polyester fabric waste, reducing both the financial and environmental costs of our operations. Despite lower than expected margins during the year, due to delays in obtaining customer qualifications for products containing recycled polymer, qualifications had been obtained by the end of October, allowing the recycling plant to operate at full throughput.

Yields were poor at the start of the year at Old Hickory, due to a lack of focus on manufacturing excellence and to a change in the production planning methodology. The unintended consequences of these changes included significantly higher scrap and lost production time on limited capacity machines. As we corrected these practices following the management changes in April, margins began to recover.

In Europe, sales grew in roofing as the 2006 acquisition of Blowitex continued to be successful and we saw limited growth in speciality polyethylene-based nonwoven products from our Berlin facility. New product development in roofing, seeking to improve the resistance of under-tile products to UV radiation, was successful, with new polyethylene-based products expected to be launched during 2008.

In Brazil, Bidim™ continued to develop its premier position, but the strength of the Brazilian Real against the US dollar reduced shoe production volumes, making competitive products from China more attractive and also stimulating increased imports of European roofing materials. Commercial initiatives to strengthen customer relationships, plus technical support to reduce the cost of various products, enabled Bidim™ to grow both sales by 15%, and profit by 3%, for another successful year overall.

Hygiene

2007 was a disappointing year in Hygiene. In North America, the impact of heavy restructuring in 2006 was apparent, with an improvement in margin from lower sales, while in Europe, increased competitive pressure hit both volumes and margins. In both regions, higher raw material prices impacted margins in the second half, as did the impact of price concessions made as part of securing the large spunbond agreement with Procter & Gamble announced in December 2006. Having been a strong performer for several years, airlaid was a weaker performer in 2007 due almost entirely to a loss of market share by a large customer in Asia, with a knock on impact on our plant utilisation at Tianjin, China.

The major investments made in 2006 in Hygiene enjoyed mixed fortunes. The large spunbond line in Sweden was completed and commissioned as planned. It will be a major contributor during 2008. The airlaid line in Italy was completed almost nine months late by the prime contractor and is still not operating to specification. It remains a priority objective to bring the plant to full scale operation as early as possible in 2008.

Our Business Review on pages 12 to 25 sets out in more detail how we have performed in 2007.

Our People

We seek to motivate every employee at Fiberweb to give of their best and we value their contribution. During a period when we have been reducing headcount and increasing productivity, it demands a great deal of commitment and loyalty from our employees to focus on serving customers and optimising performance. We continue to introduce meaningful assessment, development and incentive programmes tailored to the needs of our people and businesses. We are a very international business and enjoy and benefit from a wide variety of cultures, backgrounds, skills and experiences.

Appreciation

I would like to express thanks to all of Fiberweb's customers and suppliers for their continued support. I would especially like to thank all Fiberweb employees for their commitment, loyalty and unstinting efforts to serve customers better as we have gone through a highly volatile and challenging year.

Outlook

We expect Industrial to benefit from continued recovery in the Americas, building on the stronger second half of 2007, and expect our non-US businesses to continue to benefit from new products and enhanced capacity. Hygiene remains subject to a highly competitive market and to raw material price pressures. However, the continued focus on profitable product lines, combined with a continuing reduction in our cost base, should ensure a steady improvement in competitiveness.

Cash flow and debt reduction remain a priority for management. We will continue to review our portfolio of businesses to ensure we can maximise their value for shareholders.

Whilst we are still implementing our turnaround programme and despite a difficult macro-economic outlook, the actions taken during 2007 have created a solid foundation for progress in 2008.

Daniel Dayan
Chief Executive

26 February 2008



Business Review



Significant Actions in 2007

Americas

2007 was adversely impacted by the margin management and inventory control issues in our Industrial operations in the first half, as well as volume weakness and increasing raw material prices in the second half in our Hygiene businesses. Notable actions during the year included:

- Sale of the Hygiene Wipes and cotton bleaching businesses in the first half.
- Successful commissioning of the polyester recycling plant at our largest Industrial site at Old Hickory, Tennessee.
- Strengthening of the management team in Americas Industrial to address the poor margin issues uncovered in the first half, leading to: renewed focus on manufacturing excellence and a thorough review of product costing and pricing.
- Further rationalisation of uncompetitive assets with the closure of the polyester fabric production site at Gray Court.
- Smooth relocation of our graphic arts business to Old Hickory following the sale of the Hygiene Wipes site where it had been located, resulting in a recovery of sales of these products.
- Expansion of our product range in Americas Industrial with products tailored to the needs of commercial buildings and for use in hurricane-prone areas, both receiving positive customer reactions.

Europe

Raw material prices and additional competitive pressures continued to challenge our Hygiene businesses, offset by a stronger performance in our non-US Industrial operations.
Our responses included:

- Rationalisation of the cost base in our Hygiene sites and UK head office.
- Approval of a Euro 40 million investment in a large speciality spunbond line in northern Italy; this Reicofil IV 5.2 metre wide line will be dedicated to the hygiene and agriculture business and should deliver benefits in the second half of 2009.
- On-time and on-budget commissioning of the new spunbond production line in Sweden.
- Successful new product development in our Industrial roofing operation, designed to improve the resistance of under-tile products to sunlight, with new polyethylene-based products expected to be launched during 2008.
- Recovery in our UK geotextiles and geosynthetics business following last year's restructuring, with significant progress made in commercialising innovative products in the defence and rail sectors.

Asia

Our Hygiene operations were affected by raw material price increases and by lower than expected demand from a major customer. Significant developments included:

- Construction of our second airlaid line in Tianjin, China - this installation is nearing completion and is expected to commence commercial operation in the second quarter of 2008 as planned.
- A major productivity improvement project in the first quarter of 2007 delivering a record performance during Q4.











Business Review continued

Review of Results
Revenue from continuing operations fell by 5.3% to £473.6 million (2006: £499.9 million). The reduction is largely in the Hygiene business, and results from the full year effect of the significant restructuring we carried out in 2006, and further changes in 2007 such as the disposal of the cotton bleaching business. This restructuring was aimed at improving the competitive position of the Hygiene business, primarily in the US. The continuing sales numbers exclude Hygiene Wipes, which represented £31.5 million of sales in 2007 (2006: £84.8 million).

Underlying operating profit on a continuing basis fell significantly from £27.1 million to £13.8 million, an operating margin of 2.9% (2006: 5.4%). £5.4 million of the fall was due to a full year of central/PLC costs post-demerger. Other key factors contributing to the decline include increased raw material costs across the Fiberweb businesses, and reduced profitability in the non-US Hygiene businesses and in the US Industrial business, which faced significant internal and market issues in 2007. The US Hygiene business showed improved performance compared with 2006. In the second half of the year, underlying operating margins rose in the Industrial businesses, both in the US and elsewhere, and also in the US Hygiene business.

After net finance costs of £10.8 million (2006: £14.5 million), Fiberweb produced underlying profit before tax from continuing operations of £3.0 million (2006: £12.6 million). Adjusted earnings per share on continuing operations were 2.6 pence (2006: 5.1 pence) after excluding restructuring costs and non-recurring items.

Despite a significant fall in the US Dollar exchange rate from an average of 1.83 in 2006 to 2.00 in 2007, the adverse effect of this on the Group's reported underlying operating profit from continuing operations was limited to £0.4 million. The Euro's average value against Sterling was largely unchanged at 1.46.

Restructuring costs and non-recurring items on continuing operations of £103.1 million before tax included asset impairments of £43.5 million, goodwill impairments of £46.7 million, inventory write-downs of £5.8 million and other restructuring costs of £7.4 million, offset by a gain on sale of an associate of £0.3 million. 2006 non-recurring items of £62.4 million comprised £49.0 million of asset write-downs and impairment, £11.8 million of other restructuring costs and a £1.6 million loss on the disposal of associate, CNC. These resulted in operating losses from continuing operations of £89.3 million (2006: £35.3 million).

Fixed asset additions of £32.9 million were substantially reduced from the previous year (2006: £53.7 million), when new lines in Germany, Brazil and Mexico were largely completed. The reduction also reflects careful management of capital expenditure, and the timing of payments, in light of our reduced profitability. We announced in August an investment of around Euro 40 million in a new spunbond line in Italy, which is now underway.

We disposed of the Hygiene Wipes business in May, for gross proceeds of Euro 65 million. At the end of June, we sold the small cotton bleaching business based in Griswoldville, Massachusetts. We recognised losses on disposal of Hygiene Wipes and the cotton bleaching sale of £20.9 million and £0.8 million respectively. Both disposals contribute to the simplification of Fiberweb's business in line with our published strategy.

Vision and Strategy
Fiberweb is the fourth largest nonwoven fabric producer in the world and the largest third-party producer of hygiene products, enjoying a global presence, with facilities in most major regions. Nonwoven materials developed, manufactured and marketed by Fiberweb are used in a wide variety of products. With vast experience in its field, Fiberweb is regarded as a technological innovator with a strong portfolio of intellectual property, a preferred partner for customers focused on high quality and reliable supply, and as a consistent investor in a global network of competitive manufacturing assets.

Our vision is to become the leading global source of speciality nonwoven fabric solutions, and in partnership with our customers, suppliers and other associates, to create and implement products and solutions that offer outstanding value.

Our strategy is to exploit and develop our strengths in nonwoven fabrics, whilst at the same time to address our weaknesses aggressively, thereby creating and sustaining value for shareholders.

We intend to continue to drive forward the strategy to turn around the disappointing financial performance of recent years by:

- Closing or divesting weak businesses that cannot earn sustainable returns or defining a rapid programme for profit improvements;


TYPAR®
StormWra
www.typar.com
Code Approval
MADE
Fiberweb

Fiberweb's Typar™ is a strong and well established brand for housewrap in North America with market leading performance.

Leading

Fiberweb is the fourth largest nonwoven fabric producer in the world and the largest third-party producer of hygiene products, enjoying a global presence, with facilities in most major regions. The Group produces nonwovens in both rolled and converted forms for use in a wide variety of both hygiene and speciality industrial products.

Global

With vast experience in its field, Fiberweb is regarded as a technological innovator in the nonwovens field with a strong portfolio of intellectual property and presence in all of the major global regions.

Supply

Fiberweb is a preferred partner for customers focused on high quality and reliable supply, and is regarded as a consistent investor in a global network of competitive manufacturing assets.



Business Review continued

- Investing in strong businesses with the potential for sustainable differentiation and good growth prospects; and
- Focusing resources on fewer areas to ensure that development of the retained business can be accelerated.

We seek to drive profitable growth and enhance our competitive position by:

- Focusing on new product and process innovation that will drive value for customers;
- Improving cost competitiveness and operational efficiency on a global scale;
- Investing in new production technology that is cost leading and performance orientated; and
- Working with our suppliers to manage cost and risk in the supply base.

Historically, Fiberweb focused primarily on developing its Hygiene business and did not grow its Industrial business significantly. Our belief is that Fiberweb's best prospects lie in exploiting its strong technical, brand and market share positions in important segments of the large and growing market for industrial nonwoven fabrics, particularly in filtration and speciality construction segments that reward technical differentiation, close customer contact, branding and innovation.

There are further industrial segments that offer good profit potential but enjoy lower growth or geographically-limited markets, such as fabric softener sheets in North America, that are also attractive and will be developed within the market constraints.

There are also attractive segments for Fiberweb within the hygiene market, where scale, manufacturing excellence and innovation can produce competitive advantage. In particular, Fiberweb has traditional strength in spunbond fabrics for baby diaper and feminine care applications, a key market area where reasonable returns are available to the best competitors. Fiberweb has been a leader in cost and innovation, but over the last few years has lost momentum. The corrective steps taken in 2006 and 2007, and the Italian spunbond investment now underway, are rebuilding Fiberweb's competitive position in this important area.

Airlaid is a much newer business area for Fiberweb and the one area in which we enjoy a premier position in Asia, with the largest production line in the region at our site in Tianjin, China. We are expanding this position through investment in a second line in Tianjin to improve our economies of scale. We have also recently entered this business area in Europe.

Our Markets and External Environment

The nonwovens market is diverse with a wide range of end applications. Regional penetration, competition and potential growth can vary widely dependent on different product areas. The nonwovens industry has grown steadily over the last three decades as these materials are increasingly used as a substitute for textiles. Technological advancements allow nonwovens to be used in new applications by improvements in properties such as comfort, strength, flexibility, durability and permeability.

Fiberweb operates in two main markets; hygiene and industrial. Hygiene markets continued to exhibit the overall stable growth we have seen in the past. The trend to lower basis weights (ie lighter fabrics) in response to rising raw material costs continued.

The Industrial markets served by Fiberweb are varied, and in most cases development was as expected. The most difficult was undoubtedly the US residential construction market, whose issues have been well publicised. As a result of significant falls in new housing starts, market pressures have been considerable in housewrap and in construction-related areas of landscape fabrics and pool filtration. While measurement is difficult, it is notable that we experienced much lower volume declines than the fall in overall market demand as represented by new housing starts. A similar demand trend was observed also in European housing markets, notably Germany.

External factors

The trend of increasing oil prices, and the knock on effect on polypropylene, did not ease during 2007 from the high levels of 2006. Indeed we saw record oil prices by the end of the year, despite the absence of significant hurricane activity which has affected pricing in previous years. These increases feed through over time to our oil-derived polymeric raw materials such as polypropylene. Underlying factors driving these increases are not absolutely clear, but global economic growth, political uncertainty and US Dollar weakness are contributing. Longer term additions to polypropylene production capacity are proceeding and this should be helpful to consumers in future years.





Competitive environment
The competitive environment of the nonwovens industry is constantly changing, with technological innovations and the development of new markets and applications. Although Fiberweb is unique with its broad product portfolio and global presence, it faces competition at various levels depending on the application.

The hygiene market is characterised by a concentrated and sophisticated customer base. Large multinational customers maintain very high standards of product quality and performance and expect nothing less from their suppliers. Fiberweb supports this philosophy and strives to innovate and manufacture world class nonwoven products and deliver world class levels of value and service. The industrial market is not only fragmented but the level of technical expertise and competition varies depending on the application. Key to success in the Industrial business is the ability to respond rapidly and effectively to customer needs for improving value and performance, often at short notice.

Key Performance Indicators
We measure the achievement of our objectives through the use of qualitative assessments and through the monitoring of quantitative indicators, termed Key Performance Indicators ("KPIs"). The six KPIs listed below represent factors by reference to which the development, performance or position of the business can be measured effectively.

We focus primarily on financial KPIs to measure progress in achieving the financial turnaround. Our performance in 2007 is reported in the Financial Review on page 23.

Further discussion of our non-financial KPI is included in the Corporate Social Responsibility section of this review on page 27.

	Definition/Description	Purpose	2007 Performance	2006 Performance
Financial KPIs				
Operating margins	Underlying operating profit from continuing businesses ÷ sales from continuing businesses	Measure progress in improving returns in an underperforming business	2.9%	4.7%
Earnings growth (adjusted EPS)	Increase in underlying earnings	Measure success in improving shareholder returns	(49%)	(72%)
Return on invested capital %	Underlying operating profit from continuing operations ÷ total net assets prior to impairment, excluding cash and non interest-bearing liabilities	Measure success in improving returns on our assets	2.9%	4.7%
Revenue growth in Industrial	Third party sales growth in Industrial	Measure growth in strategically important business	1.2%*	5%
Operating cash flow	Net cash flows from operating activities, before investing and financing activities	Generating cash available for reinvestment or distribution	£36.9 million	£44.0 million
Non-financial KPI				
Recordable injury rates (RIR)	Number of recordable injuries ÷ number of hours worked x 200,000	Measure our success in ensuring a safe working environment	1.8	1.3

*4.6% at constant currency

Advantage

Terram's new Geosand permanent way underlay provides improved track maintenance productivity.

Strength

From strong and durable Typar™ products in construction to superior performance Reemay™ products in filtration, Fiberweb is a global supplier of a wide range of industrial products.

Breadth

Our products find use in drainage, erosion control, reinforcements, root control barrier and a range of other such applications.

Quality

Fiberweb also provides superior quality products for technically demanding applications such as fabric softener sheets and graphic arts.



Operations
INDUSTRIAL

Description of Business
In North America, Fiberweb operates in a number of areas in construction, filtration, landscape, furniture and bedding, and specialities, with manufacturing sites located in the US at Old Hickory and Simpsonville, and in Brazil. In construction, our major products are in housewrap, landscape and geotextile markets. In Brazil, we produce Bidim™ branded fabric, which is used in roofing, shoe components and geotextiles in South America.

We are the market leader in pool and spa filtration under our strong brand Reemay™. We also operate in the air filtration market focusing on cabin air and clean room air filtration. In the fabric softener sheet market we have market leading technology and we also manufacture high performance products for use in the graphic arts industry, such as nil-scratch wipes and dampener covers.

We continue to invest resources to maintain and grow our position in this business. In the construction industry, Fiberweb's Typar™ is a strong and well established brand for housewrap in North America with market leading performance. However, there are a growing number of competitors.

Reemay™ is recognised by many as an industry standard in filtration markets, especially for pool and spa filtration, and Fiberweb continues to work and improve the performance of these products to stay ahead of competition. Reemay™ is also used to make fabric softener sheets for the North American consumer market, an attractive niche area of application.

Our Industrial business in Europe is less developed than in North America. It falls into three main segments: construction, filtration and agriculture. In Europe, we focus on roofing and speciality polyethylene-based fabrics. In the UK, our Terram™ business located in South Wales produces branded geotextiles which have a strong market position in the UK, as well as speciality geosynthetics and constructions for a variety of applications, including into the rail and defence industries.





Business Review continued

In Asia, the Group mainly sells small volumes of specialist Reemay™ filtration fabrics and Typar™ for various construction applications, particularly in China. There are intentions to expand the Industrial business in China.

Performance in 2007
In North America, the Industrial business had a tempestuous year against a backdrop of challenging external markets, notably the Americas residential construction market where we saw a marked reduction in new house starts compared with 2006, and significant increases in raw material costs which could not all be passed on to customers.

Despite this, housewrap volumes grew and revenues remained strong, which is a significant and gratifying achievement for the Group. Housewrap and residential landscape fabrics represent around 8% of Fiberweb's sales, so it is a meaningful (if not major) market for Fiberweb. Filtration continued to perform well. However, the Americas Industrial business started the year with challenging profit growth targets which it failed to meet. Reported continuing revenues of £123.2 million in North America Industrial declined by 8.6% year on year, although in constant currency terms, sales were in line with 2006 at £134.2 million. Continuing underlying operating margins declined significantly.

This underperformance is due to a range of factors in addition to the external environment, including a lack of visibility (and poor forecasting) of sales and margin for the year, inadequate inventory costing and margin management, and a failure to achieve new production capability at the Gray Court plant. As a result, this plant was closed in December, and the related production rehoused within the Old Hickory site, where we have managed to create additional capacity through improved manufacturing practices. Following the disposal of the Hygiene Wipes business, we also rehoused the Graphic Arts wipes business in Old Hickory where it is now running satisfactorily.

The AQF line, housed in Simpsonville and producing for the cabin air and clean room markets, also had a disappointing year, suffering from its exposure to the US automotive industry.

We made significant progress in reducing overall SG&A costs in the Americas in response to the disposal of Hygiene Wipes and the Industrial business underperformance. At the same time, we are dedicating considerable effort to improving the business management and control structure in the US Industrial business. We believe notable progress has been achieved, but recognise there is more work to be done to improve the level of business understanding and commercial actions required to realise the full potential of the business.

In Brazil, Bidim™ continued to make progress in filling its new line and improved revenue and profitability, albeit not at the level originally expected as Bidim's customers in the export sector (notably shoe manufacture) were held back by the strong Real. The roofing segment was also difficult during the year due to competition from imports.

Terram™, our UK geotextiles and geosynthetics business, progressed well following significant restructuring last year, which closed one line. Revenue and profitability improved and it has

Advanced



We are working with our customers to develop products that are lighter, better fitting, more comfortable, more aesthetic and have superior absorbent properties.

Spunbond

We continue to target investment to support future growth in our spunbond business, with our new line in Sweden now successfully commissioned and approval of a new line in northern Italy.

Airlaid

Fiberweb has invested substantially to provide additional capacity at its plants at Korma, Italy and Tianjin, China.

R&D

We have research centres in the US and Europe, where highly experienced scientists and technicians benefit from a number of pilot lines and sophisticated analytical laboratories.





Business Review continued

made progress in commercialising innovative products in the defence and rail sectors.

HYGIENE

Description of Business

Fiberweb's Hygiene business provides nonwoven fabrics to major consumer goods companies around the world for applications in diapers and feminine hygiene. These are produced using two principal methods: spunbond and airlaid.

In North America, Fiberweb produces carded thermal bond material which is used principally for extensible applications such as ears and side panels in baby diapers, and spunbond and spunmelt materials as components for diapers and feminine care products. Our manufacturing sites are located in the US in Simpsonville, Washougal and Green Bay, and in Mexico.

In Europe, we hold a market leading position as a result of continuous investment across manufacturing sites in France, Germany, Italy and Sweden. Our proprietary S-Tex™ spunbond technology is also used for certain hygiene as well as industrial applications. We have installed a new airlaid line at our Korma site in Italy, although this installation is not yet performing to specification.

At our Chinese facility based in Tianjin, we produce advanced airlaid material for absorption and/or distribution of liquid for use in the manufacture of disposable feminine hygiene products. In Asia, Fiberweb is the largest airlaid roll goods producer, supplying most of the leading feminine care producers in the region as well as the European market.

Performance in 2007

The Hygiene business has suffered several years of declining performance. In response, management has restructured the business substantially during 2006 and early 2007, focused mainly on the US business where several lines have been closed, and the cotton bleaching business was divested. As a result, despite rising raw material costs, the US Hygiene business improved its operating margins and operating profit from continuing operations, on reduced sales levels.

Overall, continuing Hygiene revenue fell 8.3% from £297.2 million in 2006 to £272.4 million in 2007, largely as a result of the restructuring and with a £6.7 million reduction due to the translation impact of the weaker US Dollar. Underlying operating profit from continuing activities fell to £10.1 million (2006: £14.0 million) as a result of increased raw material and power costs, the reduced profitability of our German spunbond and Italian speciality carded activities, lower volumes from a major customer in our Chinese airlaid business, and the decreased laminates production at the Korma site as the new airlaid line was completed.

Spunbond

In North America, the Hygiene business returned to profitability as we started to see the benefit of previous restructuring actions, and underperforming assets at Simpsonville, Washougal and Griswoldville (the cotton bleaching business) were closed down or divested. Revenues declined significantly, as expected, and margins were also affected by higher raw material costs and price concessions. In Mexico, volumes from a major customer lagged behind the agreed levels, and our expectations for the full year were not met. Nonetheless, operating margins improved as a result of the prior year closure of the poorly performing sites and the significant overhead reductions achieved.

In Europe, revenue from continuing operations benefited from the successful start up of the new Reicofil IV production line in Sweden, compensating for softer business on older assets in other factories. A good performance has been recorded in the French plant, growing hygiene and agriculture volumes from



last year. To establish the appropriate cost base to compete in the volume hygiene market, restructuring programmes have been initiated in Germany, Italy and Sweden. We expect to see the benefits of these programmes in our 2008 performance. In addition, we are evaluating ways to control the rising cost of raw material and energy, which over time follows the increasing trend of oil prices. This is best done by continuous focus on production performance and yields. We also continue to invest to support future growth in our spunbond business, and announced in August 2007 that we are investing around Euro 40 million in a large speciality spunbond line in northern Italy. This Reicofil IV 5.2 metre wide line will be dedicated to the hygiene and agriculture business and is expected to deliver benefits in the second half of 2009.

Airlaid

In Asia, revenue fell as the Tianjin plant shut down for a productivity project in the first quarter of 2007, and demand from a major customer was below forecast in the first half of the year. We also suffered from increasing materials costs and reduced VAT refunds on exports sales as a result of a change in local government policy. Despite this, performance in the second half of the year was much improved and productivity achieved a record high of 86.4% in October.

Construction of the second line in Tianjin is nearing completion and will commence commercial operation in the second quarter of 2008 as planned. This will provide additional annual capacity of 10,000 tonnes. The new line is a Chinese designed and built machine and will target hygiene customers in Asia by producing competitive products for the mid-tier markets.

In Europe, the commissioning of a new airlaid line at the Korma site has been delayed due to technical problems which are in the course of resolution. The qualification phase with the major customer (Procter & Gamble) started in the last quarter of the year and the business is expected to turn into the commercial phase within the second quarter of 2008. Dedicated to feminine hygiene products, a significant proportion of Korma output is contracted. It is expected that the investment in the Korma line will provide around 10,000 tonnes of airlaid capacity per annum for supplies to leading hygiene customers.

RESEARCH AND DEVELOPMENT

Fiberweb has its main Research and Development ("R&D") centre at Peine in Germany and smaller groups at Simpsonville and Old Hickory in the US, where highly experienced scientists and technicians benefit from a number of pilot lines and sophisticated analytical laboratories.

The main objective of R&D is to provide innovation to our customers by optimising the performance of existing products and processes, or developing new, more cost efficient solutions. The division has a global approach, and is pursuing important projects in our major business fields of hygiene, filtration and construction.

Whereas R&D focuses on upstream product and process development, and important new platform technologies, Technical Services ("TS") provides technical support to our customers locally. Being close to customers and their needs enables us to anticipate new market trends and is a key element of this function. The R&D and TS divisions work closely together and responsibility for these aspects of product and process development is co-ordinated between the respective R&D and TS departments in Europe, the US and Asia.
Fiberweb continues to invest in these areas to maintain its leading market positions.



OPERATING PROFITABILITY IMPROVED IN THE SECOND HALF AS PREVIOUS RESTRUCTURING AND INVESTMENT BEGAN TO GENERATE RETURNS.

Business Review continued

Financial Review

2007	Hygiene £'m	Industrial £'m	Unallocated Corporate £'m	Continuing £'m	Discontinued £'m	Total £'m
External sales by origin	**272.4**	**201.2**	-	**473.6**	**31.5**	**505.1**
Underlying operating profit	**10.1**	**10.8**	**(7.1)**	**13.8**	**0.3**	**14.1**
Restructuring costs and other non-recurring items	**(58.7)**	**(43.4)**	**(1.0)**	**(103.1)**	-	**(103.1)**
Segment result	**(48.6)**	**(32.6)**	**(8.1)**	**(89.3)**	**0.3**	**(89.0)**
Underlying operating profit margin	**3.7%**	**5.4%**	-	**2.9%**	**1.0%**	**2.8%**
Capital additions (cash outlay)	**24.2**	**7.7**	**0.2**	**32.1**	**0.5**	**32.6**
Depreciation & amortisation	**23.8**	**7.9**	**0.1**	**31.8**	**1.7**	**33.5**
2006						
External sales by origin	297.2	202.7	-	499.9	84.8	584.7
Underlying operating profit	14.0	14.8	(1.7)	27.1	0.5	27.6
Restructuring costs and other non-recurring items	(48.4)	(14.0)	-	(62.4)	(34.7)	(97.1)
Segment result	(34.4)	0.8	(1.7)	(35.3)	(34.2)	(69.5)
Underlying operating profit margin	4.7%	7.3%	-	5.4%	0.5%	4.7%
Capital additions (cash outlay)	28.8	16.0	0.4	45.2	3.2	48.4
Depreciation & amortisation	24.1	9.4	-	33.5	4.9	38.4

Overview of Performance

The trend of falling profitability which has been a feature of Fiberweb continued in the first half of 2007 and for the year overall. This was exacerbated by delays in profit growth within the US Industrial business. However, continuing underlying operating profitability improved in the second half as previous restructuring and investment began to generate returns. We continued to restructure Fiberweb, resulting in non-recurring charges on continuing operations of £103.1 million (2006: £62.4 million) including cash costs of £6.3 million (2006: £7.5 million). In addition, the Group recognised a loss on disposal of the Hygiene Wipes business to Ahlstrom in May 2007 of £20.9 million.

Our underlying profit from continuing operations before non-recurring items and restructuring costs fell from £27.1 million to £13.8 million. Taking into account the non-recurring charges,

REVENUE 2003 - 2007


*unaudited
£ million
500
400
300
200
100
0
2003*
2004*
2005
2006
2007
INDUSTRIAL
HYGIENE


£ million
800
700
600
500
400
300
200
100
0
2003*
2004*
2005
2006
2007
GROUP

the Group reported a total operating loss on continuing operations of £89.3 million (2006: £35.3 million).

Review of Financial KPIs
Continuing underlying **operating margins** fell significantly, from 5.4% last year to 2.9%. A full year of standalone PLC costs in 2007 accounts for £5.4 million of the year on year drop in underlying operating profit. Excluding this, operating margins in 2007 were 4.1% against 5.4% last year. Continuing operating margins rose from 2.7% to 3.1% in the second half of the year as the Industrial business recovery more than compensated for the challenges facing the Hygiene business, most notably in the form of rising raw material prices and the delayed airlaid line in Korma.

Earnings growth was negative as a result of the margin decline, with continuing adjusted EPS of 2.6 pence (2006: 5.1 pence per share).

Similarly, **Return on Invested Capital (ROIC)** declined from 4.7% to 2.9%. This is due to increased capital from recent investments where returns are only being generated now or in 2008, and to disappointing profitability this year.

After allowing for currency movements, we achieved **revenue growth in Industrial** of £8.8 million (4.6%).

However, overall **operating cashflow**, a critical measure, fell, from £44.0 million to £36.9 million, due to lower profits. We managed to offset much of the reduction through disposals and management of capital expenditure so that net debt fell in the year from £165.3 million to £137.6 million.

Interest Charge and Borrowings
Net finance costs of £10.8 million were significantly reduced from the £14.5 million charge in 2006, reflecting the debt reduction mentioned above and the full year effect of Fiberweb's new capital structure after demerger.

The Group's borrowings are mainly under the Revolving Credit Facility (RCF) provided by nine relationship banks. As a result of our reduced profit expectation for 2007 following the previously announced issues in the US Industrial business, our bankers agreed the relaxation of the Group's original covenants. Fiberweb continues to comply with these covenants and monitors actual and forecast compliance carefully. Refer to note 22 for a more detailed explanation of these covenants.

Taxation
The reported underlying taxation credit of £0.1 million (2006: tax charge of £6.3 million) benefited from significant credits of £1.1 million due to over provision of taxes in respect of prior years, most notably in Germany. After adjusting for this credit, the underlying tax charge of £1.0 million is at an effective rate of 33.3%, which is in line with our previous expectations. This rate is a blend of different rates of taxation in the countries in which Fiberweb operates. The Group's rate of taxation is highest in the US and Germany, while it benefits from low rates of taxation in China. The prior year effective tax rate of close to 50% was high due to certain deferred tax assets not having been recognised because their ultimate recoverability was not sufficiently assured.

Cash Flow, Net Debt and Liquidity
As noted above, the loss from continuing operations of £89.3 million was considerably larger than last year's loss of £35.3 million. Net cash from operating activities of £36.9 million (2006: £44.0 million) is after a cash outflow in respect of non-recurring restructuring costs of £6.9 million (2006: £7.5 million). The net cash outflow in the year was £27.5 million (2006: an inflow of £10.5 million), after £32.6 million of capital expenditure (2006: £48.4 million), £10.4 million of net interest payments (2006: £7.6 million) and shareholder dividends of £7.0 million (2006: dividends paid to former parent company £5.5 million). The net cash inflow on the sale of businesses was £42.0 million (2006: £3.1 million). Cash from operating activities benefited from an inflow of £2.4 million in respect of reduced working capital (2006: an outflow of £3.1 million).

During the year we set up cash pooling and cash management processes which allowed us to reduce cash and cash equivalents at year end to £8.2 million, compared with £35.2 million last year, shortly after demerger. This was done without imposing unnecessary constraints on business operating liquidity.

Balance Sheet Evolution
Capital investment of £32.9 million was significantly lower than last year (2006 £53.7 million). Major elements of the 2007 investment plan were the Korma airlaid line in Italy, completion of the Sweden spunbond line and the second airlaid line in China, the Old Hickory polyester recycling facility and the first stage payments in respect of the new spunbond investment in Italy.

CAPITAL EXPENDITURE VS DEPRECIATION


*unaudited
60
50
40
30
20
10
0
£ million
2003*
2004*
2005
2006
2007
CAPITAL EXPENDITURE
DEPRECIATION

Business Review continued

Fixed assets fell substantially from £330.6 million to £266.4 million as a result of the disposal of the Hygiene Wipes business (£29.6 million), and the impairment of assets as set out in note 6. Goodwill also reduced significantly from £93.0 million to £28.0 million; £18.9 million of the decrease is attributed to the Hygiene Wipes sale, with the balance having been impaired. The Group has recognised significant non-current asset impairments during 2007. Much of the impairment has been driven by a careful review of future profit forecasts and the use of higher discount rates to reflect an increased execution risk in the light of the delayed turnaround. The Group's net asset carrying value now stands at £185.3 million (2006: £297.0 million).

Inventories were significantly reduced at £62.7 million, in large part due to the Hygiene Wipes disposal which accounted for a reduction of £10.2 million, and the £5.8 million of non-recurring write-downs in our US Industrial businesses, but also due to improved manufacturing and demand management practices in our US Industrial business. The cash inflow in respect of inventory reduction in the ordinary course of business was £4.3 million. Trade and other receivables were also reduced.

After allowing for the Hygiene Wipes disposal, trade working capital improved during the period to 17.9% of sales (2006: 18.9%), despite the adverse effect of foreign exchange from the strengthening of the Euro relative to Sterling which increased the reported year end value of working capital.

Foreign Currency Risk
Fiberweb operates globally, with the bulk of its profits earned outside the UK. The Group has significant investments around the world, with the largest proportion in the United States. As a result the Group is subject to translation risk due to movements between various currencies (mainly the US Dollar and the Euro) and its reporting currency, Sterling. In order to mitigate the effect of foreign exchange movements on its reported earnings, the Group borrows in the currencies of its operations, thus creating a natural hedge for a proportion of its balance sheet.

The Group can consider hedging a proportion of the translation risk relating to earnings when this appears to be advantageous. There is limited transactional exposure as there is little trading across currency borders.
The bulk of raw material sourcing and other procurements is in the currency of operation, and the total volume of Fiberweb's business which is affected by currencies is less than 10% of its turnover. It is the Group's policy to hedge those exposures which are material for a period of up to 12 months, using a specified range of financial instruments. Refer to note 23 of the consolidated financial statements for more information on the Group's foreign currency risk.

Table of Exchange Rates

		2007	2006
USD	Average	**2.00**	1.83
	Year end	**1.99**	1.96
Euro	Average	**1.46**	1.47
	Year end	**1.36**	1.48

Credit Risk
The Group has a history of limited bad debts and it is believed its major customers are of good credit quality. Credit insurance is used in most markets. Refer to note 18 of the consolidated financial statements for further information in respect of the Group's credit risk.

Shareholder Fund Movements
Shareholder funds were created upon demerger from BBA. Fiberweb plc has equity of £174.3 million (2006: £179.9 million). Of these reserves, £83.1 million are distributable reserves.

Retirement Benefits
The major retirement benefits or pension schemes are now defined contribution schemes, with the two most notable exceptions described more fully in note 25. The Simpsonville, North Carolina scheme is now closed to new entrants and benefits are frozen to current members; the Washougal, Washington scheme is a relatively small defined benefit scheme, which remains open.

The net pension liability is calculated by Fiberweb's actuaries, and is based on the fair value of the schemes' assets and the present value of the schemes' liabilities. This net liability decreased by £1.4 million during the year to £21.8 million.

Principal Risks & Uncertainties
The following are the most significant risks identified by the Board and management:

1. Raw material costs
Raw materials represent the single most important input for Fiberweb's production, representing approximately 50% of sales. Although there are a variety of raw materials used by Fiberweb, the key raw materials are polypropylene and polyester.



The prices of polypropylene and polyester are a function of, among other things, the price of crude oil and monomer and polymer manufacturing capacity and demand.

Fiberweb's business has been affected by significant increases in raw material prices over the last three years and the high prices of raw materials, especially polypropylene, have put pressure on Fiberweb's margins. While Fiberweb has been able to pass on the majority of polypropylene price increases to its customers, albeit with a time lag, there is still a material exposure to movements in raw material prices. Significant increases in raw material prices that cannot be passed on to customers could have a material adverse effect on Fiberweb's results and financial condition.

Fiberweb can mitigate some of this risk through pass-through arrangements with some customers for polypropylene cost changes, selective hedging of polypropylene purchases and strategic alliances with polypropylene producers.

2. Customer dependency
Across certain markets in which Fiberweb operates, there is a high degree of dependency on maintaining good relationships with a relatively small number of key customers. The failure of Fiberweb and its key customers to renew contracts could result in a significant reduction in the demand for its products. This is particularly the case for Procter & Gamble which, through a large number of different contracts and purchasing arrangements of varying durations, accounted for approximately 30% of sales in 2007.

Fiberweb has procedures in place to monitor and mitigate this risk and, historically, has been generally successful in agreeing new contracts with key customers or extending existing contracts. Fiberweb continues to manage the Procter & Gamble relationship very closely.

3. Economics, market and trading conditions
Fiberweb's sales, expenses and operating results could vary significantly from period to period as a result of a variety of factors, some of which are outside its control. These factors include general economic conditions, conditions specific to the market and conditions specific to Fiberweb. A negative change in economic conditions in Fiberweb's customer markets (including, for example, a downturn in the US housing market, deterioration in consumer confidence or new materials entering Fiberweb's market place) could adversely impact Fiberweb's business.

In addition, significant increases in energy costs, the cost of transport and distribution and employment costs in the locations where Fiberweb's manufacturing sites are based could adversely impact the profitability of Fiberweb.

Furthermore, Fiberweb also operates from sites based in Asia and Latin America which may be affected by political conditions in such regions.

The Group is undergoing a strategic change process aimed at positioning it in markets that offer growth, strong margins, differentiated products and defensible positions, to offer some protection against these endemic industry features.

4. Financial covenants
Fiberweb has financial covenants relating to its main source of long-term funding as set out in note 22 of the consolidated financial statements. Fiberweb expects to comply with these covenants. In the event that forecast profitability is not achieved, there is a risk that Fiberweb's long-term funding would need to be renegotiated.

Fiberweb manages compliance with these covenants through careful monitoring of operating performance and cash flows, regular forecasts of future performance and tight management of capital expenditure.

5. Competition
Fiberweb faces competition from global competitors that provide similar products to those offered by Fiberweb. Competition in the industry is based upon: range and quality of products offered; the ability to deliver new products; geographical reach; reputation; price; and client relationships. The hygiene market is characterised by large customers and some production over-capacity. In particular, competition in the wipes market has been particularly difficult, with significant over-capacity and a loss of market share to private labels leading to decreased profitability. While these risks have not changed in nature over recent periods, prices and demand in Fiberweb's markets could be negatively affected if supply increases significantly or if important customers reduce demand or request significantly reduced prices. In response to a changing competitive environment, Fiberweb may elect from time to time to make certain pricing, service or marketing decisions that could have an adverse effect on its sales, results of operations and financial condition.

This risk is mitigated by the actions described at 3 above.







Business Review continued

Corporate Social Responsibility ("CSR")

Fiberweb endeavours to act in a socially responsible manner at all times. Our businesses adopt procedures appropriate to and compliant with local laws and operating conditions. In all our activities, we give a high priority to employee safety, and seek to protect the environment, public and occupational health, and the community within which we operate, while promoting profitability and business growth. Our training and development opportunities and initiatives provide employees with the skills, resources and knowledge they need to improve our business performance in this key area.

We have established policies and procedures at Group level which provide a guiding framework for local practices. These include policies on ethical business practices, competition and anti-trust, equal opportunities and anti-harassment guidelines, and disability, amongst others. Our Market Abuse and Inside Information Policies govern behaviour in respect of share dealing, market abuse and dissemination of information to the market.

The nature of our industry, which involves large and complex manufacturing equipment, means that the safety and wellbeing of our people is paramount. This has been a key area of focus, and matters relating to health and safety are discussed at each Board meeting.

As discussed below, we measure and track our employee safety record. Our businesses support the local communities in which they operate. Examples of some of the initiatives our people have been involved in during the year are discussed in more detail below.

Employees
One of our most important resources is our people. Their extensive experience and expertise is matched by their drive for innovation and excellence and their passion to improve our performance.

Fiberweb's policy is to provide equal opportunities for employment regardless of gender, race, colour, national origin, religion, age, marital status, sexual orientation or disability. The Company complies with anti-discrimination requirements in relevant jurisdictions. Disabled people are given full and fair consideration for employment, training, career development and promotion, based on their skills and abilities.

Fiberweb believes in open communication channels across its businesses and employees are regularly provided with information concerning the performance and prospects of their local business unit and the global business. Regular global communications and local language newsletters are used to provide a range of information, and employee councils and other local forums enable employees' views to be heard and taken into account. In 2007, Fiberweb held a Management Conference to communicate and discuss the progress, challenges and future plans of the business. The content was disseminated to all employees worldwide via a variety of media and events.

Health and Safety
The organisational changes and business restructuring which followed the demerger posed significant challenges to the health and safety culture within Fiberweb during 2007. However, we have maintained our commitment continually to improve our health and safety performance, and established streamlined systems and initiatives which are designed to deliver a successful health and safety programme. As a business, we have become more focused and effective, and the total commitment of all our employees to Fiberweb's safety principles remains visible throughout the organisation, with accountability being demonstrated at every functional level.

Our health and safety programme includes the following key elements.

1. Safety performance metrics
The health and safety of all Fiberweb employees remains a high priority and a core business value. We continue to commit significant resources at every Fiberweb facility to promote a safe and healthy working environment for all employees. We have instituted initiatives, policies and procedures designed to prevent the occurrence of incidents and injuries, and to foster a positive safety awareness culture, and accelerate performance improvement. We conduct thorough investigations to identify the root cause of injuries, and develop follow up plans to eliminate unsafe acts and conditions, and reduce the potential for recurrence.

We closely track and evaluate our facilities' Recordable Injury Rate ("RIR")




Fiberweb plc Recordable Injury Rate
10
8
6
4
2
0
Fiberweb RIR
Industry Average
2001
2002
2003
2004
2005
2006
2007

trends and set targets to monitor and drive improvement. Fiberweb uses RIR, which measures the number of recordable injuries for every 200,000 hours worked, as the primary health and safety performance metric to create consistency globally. Fiberweb employs a more stringent criteria for defining a recordable incident than that used by the US Occupational Safety and Health Administration ("OSHA") and the UK Health and Safety Executive including injuries where more than one work day is lost, as well as incidents that require certain types of medical treatment, even if no work days are lost.

Although Fiberweb's RIR performance slipped during 2007 to 1.8, compared to 1.3 in 2006, our 2007 RIR shows a 50% improvement over the period since 2001. It also outperformed the representative nonwoven industry average of 4.8 by 63%.

Furthermore, seven Fiberweb facilities globally completed the whole of 2007 without a single recordable injury. Several facilities have completed more than three years without a recordable injury, and longer periods without a lost work day injury, with the Green Bay facility surpassing ten years without a lost work day injury. Indeed, Green Bay has been recognised at both the national and state levels for safety and excellence.

Another key metric that we track and evaluate is the severity of each injury, and the potential severity of each incident. During 2007 the number of lost work days at continuing operations improved slightly over 2006. However, the general severity of recordable injuries during 2007, as well as the potential severity of the types of injuries/incidents, improved significantly over 2006. This trend is especially encouraging and indicative of an underlying overall improvement in safety processes and programmes.

2. "Back to Basics" ("B2B") safety initiative
In response to the slippage of safety performance during the second quarter of 2007, a focused, intensive safety initiative was developed and implemented to address the key root causes of injuries, as well as areas where potentially high severity injuries/incidents might occur. These included improving Lock Out/Tag Out procedures, procedures to reduce exposure to cutting blades, increasing Proximity and Surroundings awareness, and faster incident investigations and follow up.

The initial impact from the B2B initiative during the second half year was very positive. A further initiative that will build upon the B2B platform will be implemented during 2008.

3. Behavioural based safety
We have had significant success developing and implementing behavioural based safety ("BBS") systems at a number of our facilities in the Americas. We are continuing to enhance and expand these systems, and are focused on assisting facilities with implementing BBS systems that operate within their various facility-specific cultures.

4. Incident investigation
The incident investigation process was streamlined during 2007 and focused on identifying the root cause of incidents. This was uniformly and successfully implemented across the Group, resulting in greater consistency of evaluation and quicker and more effective remedial actions.



Business Review continued

5. Early injury intervention process
Fiberweb expanded its Early Injury Intervention ("EII") process to several additional facilities during 2007. The EII process involves partnerships between the facilities and external occupational therapists and physicians to allow medical personnel to become involved at the earliest stages of potential injuries, both work and non-work related. This often prevents injuries developing, or reduces their severity. The process has been very well received by employees, significantly improving the safety culture, and in many cases, the interaction with and morale of the workforce. Since its introduction in 2005, it is estimated that the EII process has resulted in cost avoidance and cost savings of more than £750,000.

6. Process safety and management of change
Whilst Fiberweb facilities are not regulated under OSHA's process safety standard, our manufacturing facilities apply process safety principles and training to aid understanding and control of process safety risks and to provide a working knowledge of process safety concepts, principles, and tools to those employees who design, operate, review, and maintain hazardous systems. Additionally, a standardised, formal Process Safety Review/HAZOP process is used uniformly throughout the businesses. A number of process safety reviews and HAZOPS were conducted during 2007.

7. Health and safety lead team meetings
Fiberweb conducts Health and Safety Lead Team meetings to ensure the continued development of our people, and to further increase the Group-wide focus on integrating health and safety issues into the broader CSR context. These forums provide the opportunity to discuss topics that are directly impacting our facilities. During 2007, participation in these meetings was broadened, and the scope and content focused more directly on topics that were immediately critical to the business, resulting in improved output from the meetings.

The Environment
Fiberweb is committed to developing and promoting products and processes that reduce waste and negative environmental impacts. This includes both the efficient use of materials and energy in design and product development, and an awareness of the effect on the environment of manufacturing processes.

Fiberweb encourages each of its facilities to develop its own environmental programmes and to work towards reducing our environmental footprint. For a number of years, we have focused on identifying and improving performance on key areas of environmental impact, which include waste reduction, energy consumption, water consumption, the use of recycled and biodegradable materials, and packaging.

Although businesses are encouraged to report all environmental impacts, key performance information is collected twice a year through the Environmental Index, an electronic data collection system, and reported annually. Data on the global business environmental impacts for 2007 will be available during the second half of 2008.

Sustainability and the Supply Chain
Fiberweb continues to work actively with suppliers and customers to design and develop products that promote sustainable development principles and do not adversely impact the environment, health, or safety of our broader communities. This is achieved through centralised procurement or, where this is impractical, local sourcing. Additionally, Fiberweb is actively marketing and developing a number of products utilizing renewable and recycled materials. The most notable of these is the NatureWorks® Ingeo® fibres manufactured from polylactic acid. These fibres are derived from corn, an annually renewable and biodegradable raw material. The fibres are compostable in standard composting facilities. In addition, the nonwoven material manufactured from these fibres reduces fossil fuel consumption and generates less carbon dioxide (greenhouse gases) than the alternatives.

During 2007, Fiberweb made a substantial investment in a new polyester recycling plant at Old Hickory. The plant has the capacity to recycle approximately 14 million pounds of polyester per year, thus saving roughly 21% of the plant's overall polyester requirement. The reduction brought about by this major recycling initiative will have a significant impact in terms of energy, environment, cost and sustainability.

At Bidim™, our plant in Brazil, 60% of all production uses recycled bottle flakes







from soft drink bottles to produce polyester nonwovens for use in our products. The amount of flakes used is equivalent to 60 million 2 litre bottles, which would otherwise go into landfill.

EU REACH Regulation

During 2007, Fiberweb created an internal taskforce to lead its efforts in developing an approach for ensuring compliance with the EU Chemicals Registration, Evaluation and Authorization of Chemicals (REACH) Regulation EC1907/2006. Virtually all Fiberweb's products are defined as "articles" under REACH, and are therefore exempt from registration. However, Fiberweb's REACH taskforce will identify all raw materials, packaging materials and process auxiliaries used in the manufacture of its products that are sold, imported, distributed or otherwise marketed into Europe that meet the REACH registration thresholds, and will contact the manufacturers and suppliers of these substances to confirm that they intend to register those materials. The taskforce is on track to have contacted all suppliers by early 2008 and to determine registration status by the November 2008 deadline.

The Community

Our businesses are committed to supporting their communities across a range of organisations and charities. Some examples of initiatives in 2007 are:

North America

- **United Way.** Our North American businesses supported United Way, a nationally recognised, community-based organisation that provides local funding to local non-profit organisations across the US. This support is provided through employee donations.

- **Habitat for Humanity.** Our support for Habitat for Humanity comes through the supply of volunteers and materials to build low cost affordable housing. We have sponsored five houses over the past five years, providing more than 100 volunteers for each house. Our Typar™ housewrap was used in the construction process.

- **Special Olympics.** We provide contributions and volunteers for the Special Olympics, an event to build self-esteem, confidence, courage and social skills for mentally and physically disabled people.

- We have also supported a range of national charities in the field of cancer research, various veterans groups and many different community organisations.

South America

- Bidim, in Brazil, supports a number of local projects to promote the arts and culture in remote or poor areas.

Europe

- Through the Alessi Foundation, a non-profit organisation recognised by the Italian Government, our businesses in Italy have "adopted" 15 boys in India.

- Fiberweb Sweden sponsors a children's cancer charity and supports work projects and other activities in local schools.

China

- Fiberweb China participated in various activities to promote the arts, sport and youth in 2007.

Fiberweb has a small volume business based on biopolymers from renewable sources, which is growing rapidly.

Using renewable and biodegradable resources



Using annual renewable resources.
Fermenting.
Producing a high-performance polymer.
Extruding the fiber.
Composting and recycling.
Saving fossil fuels.
Reducing greenhouse gases.

Board of Directors

THE BOARD CONSISTS OF THE CHAIRMAN, CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND THREE INDEPENDENT NON EXECUTIVE DIRECTORS.

1. Malcolm Coster (63)

Non executive Chairman,
Chairman, Nomination Committee

He joined Fiberweb as Chairman-designate in June 2006, was appointed to the Board on 30 August 2006 and was appointed Chairman with effect from the demerger. He is Chairman of MTL Instruments Group Plc and DMW Group and a non executive director of Universe Group plc. He is also a member of the International Advisory Board of Moore, Clayton & Co., an international financial advisory group. He was formerly a non executive director of the Performing Right Society and British Technology Group. An engineer by training, he was President of Europe, Middle East and Africa for UNISYS Corporation between 1994 and 1997 and Chairman of UNISYS Limited and a member of the board, and an executive partner, at Coopers & Lybrand between 1986 and 1994.

2. Daniel Dayan (44)

Chief Executive Officer

He joined Fiberweb in June 2005 as its Chief Executive Officer and was appointed to the Board on 21 July 2006. Between 1994 and 2005 he was employed by Novar plc, in a variety of general management and functional positions, including Head of Corporate Development and Chief Executive Officer of Novar's largest division, Intelligent Building Systems. He was a director of Novar plc from January 2004 until its acquisition by Honeywell in March 2005. Earlier in his career, he worked in manufacturing management with ICI plc and as a management consultant for Arthur D. Little. He is a chartered mechanical engineer.

3. Daniel Abrams (52)

Chief Financial Officer

He joined Fiberweb in February 2008 as Director and Chief Financial Officer. Prior to joining Fiberweb he was most recently Chief Financial Officer of Cambridge Display Technology Inc until July 2006 and was Finance Director of Xenova Group plc between 1997 and 2005. He has also held senior finance roles with Diageo plc and PepsiCo Inc. He holds an MA in law from Cambridge and qualified as a chartered accountant with Arthur Andersen & Co. He has been a member of the Financial Reporting Review Panel since January 2007.

4. Peter Hickman (44)

Non executive director
Chairman, Audit Committee

He was appointed to the Board on 31 August 2006 and is Chairman of the Audit Committee. He is the Group Risk Director for HBOS plc and was previously responsible for the group's financial reporting, strategic planning and tax affairs. Prior to joining HBOS plc, he was a partner at Ernst & Young having worked there since 1985. He is a qualified Chartered Accountant, a member of the Chartered Institute of Bankers in Scotland, and has an MA in engineering.

5. Richard Stillwell (58)

Non executive director,
Senior Independent Director
Chairman, Remuneration Committee

He was appointed to the Board on 30 August 2006 and is the Chairman of the Remuneration Committee and the Senior Independent Director. A practising barrister, he was a non executive director of BBA Group plc from 1998 until 2006 and Chairman of its Remuneration Committee. He is also a non executive director of St Ives plc and Penna Consulting Plc. Until August 2000, he was Executive Vice-President Industrial Specialities at Imperial Chemical Industries plc, where he had held various posts since 1974.

6. Brian Taylorson (52)

Non executive director

He was appointed to the Board on 25 September 2006. He is currently Finance Director of Elementis plc, a global speciality chemicals company, a position he has held since April 2003. Prior to joining Elementis in 2002, he was Head of European Chemicals M&A at KPMG Corporate Finance. From 1983 to 2000 he held a number of finance positions at Dow Chemical Company. He is a qualified Chartered Accountant and a member of the Association of Corporate Treasurers.

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A Strong Board – Complementary mix of skills and experience

	Manufacturing experience	Turnaround experience	Financial qualifications	Relevant industry experience	Historic knowledge and familiarity with Fiberweb businesses	Business and commercial experience	Experienced listed company director	International operations
Executive directors								
Daniel Dayan Chief Executive Officer	✓	✓		✓	✓	✓	✓	✓
Daniel Abrams Chief Financial Officer		✓	✓			✓	✓	✓
Non executive directors								
Malcolm Coster Chairman	✓	✓		✓		✓	✓	✓
Peter Hickman			✓	✓		✓		✓
Richard Stillwell	✓			✓	✓	✓	✓	✓
Brian Taylorson	✓	✓	✓	✓		✓	✓	✓

Fiberweb Executive Team

Fiberweb's multinational Executive Team is made up of dedicated individuals who between them have extensive experience in the nonwovens sector and international manufacturing. They remain committed to leading our programme of change to deliver continuous improvement in performance.



Daniel Dayan
Chief Executive Officer



Daniel Abrams
Chief Financial Officer



David Rousse
President, Americas



Gianluigi Fornoni
President, Europe



Derek Chan
President, Asia



Carsten Heldmann
Head of Research and Development



Bridget Bradshaw
Head of HR and Change

Directors' Report

The directors present their annual report together with the financial statements and auditor's report for the year ended 31 December 2007.

Principal Activities and Business Review
Fiberweb is an international group of businesses dedicated to the development, manufacturing and supply of specialist nonwoven fabrics. It operates principally in Europe, North and South America, and Asia/China, and has a strong portfolio of products and brands, and market leading positions in several countries.

Fiberweb plc is the Group holding company. The subsidiary and associated undertakings principally affecting the profits or net assets of the Group in the year are listed on page 92.

The Company is required to set out in this report a fair review of the business of the Group during the financial year ended 31 December 2007, including an analysis of the position of the Group at the end of the financial year and a description of the principal risks and uncertainties facing the Group (known as a 'Business Review'). The information that fulfils the requirements of the Business Review can be found in the pages listed below, which are incorporated in this report by reference.

	Pages
Review of Results	12
Key Performance Indicators	15
Operations	17 to 21
Financial Review	22 to 25
Risks and Uncertainties	24 and 25
Corporate Social Responsibility (including employee, environmental, social and community matters)	26 to 29

The Business Review also includes a description of the vision and strategy of the Group, and its markets and external environment, on pages 12 to 15, and is supplemented by the Chairman's and Chief Executive's Statements.

Results and Dividends
The continuing underlying profit before taxation of the Group was £3.0 million (2006: £12.6 million). The full results for the year, which were approved by the Board of Directors on 26 February 2008, are set out in the accompanying financial statements and the notes thereto on pages 46 to 87.

An interim dividend of 1.70 pence per ordinary share was paid on 5 November 2007. The Directors recommend the payment of a final dividend for 2007 of 2.50 pence per share (2006: 3.95 pence), making a total for the year of 4.20 pence (2006: 3.95 pence). Subject to shareholder approval, the dividend will be payable on 27 May 2008 to shareholders on the register at the close of business on 25 April 2008.

A dividend reinvestment plan ("DRIP") is in place that allows shareholders to purchase additional shares in the Company using their cash dividend. Further information regarding the plan, including participation in respect of the 2007 final dividend, is set out in Shareholder Information on page 96.

Disposals
On 25 May 2007 the Group disposed of its Hygiene Wipes business comprising operations in the US, Spain and Italy manufacturing wipes for baby care, personal care and household applications, for a consideration of Euro 65 million.

On 29 June 2007, the Group disposed of its cotton bleaching facility at Griswoldville, Massachusetts for a consideration of US$3.6 million.

Capital Structure
Details of the authorised and issued share capital of the Company, including movements during the year and the number of shares in issue at the end of the year, are shown in note 28 on page 82. The Company has one class of ordinary share which carries no right to fixed income, and each share carries the right to one vote at general meetings of the Company. The rights attaching to the ordinary shares are defined in the Company's Articles of Association. All issued shares are fully paid.

There are no specific restrictions on the transfer of shares, or on the size of a holding, or on voting rights, which are all matters governed by the Articles of Association. The directors are not aware of any agreements between holders of the Company's shares that may result in restrictions on the transfer of securities or on voting rights. No person has any special rights of control over the Company's share capital, so far as the directors are aware.

Details of the significant holdings of ordinary shares are shown in the table of Substantial Shareholdings below. The shares held by the Fiberweb Employee Benefit Trust have no special rights with regard to control of the Company.

The rules for the appointment and replacement of directors are contained in the Company's Articles of Association, the Combined Code, the Companies Acts and related legislation. The Articles themselves may be amended by special resolution of the shareholders.

The powers of the Company's directors, including any powers in relation to the issuing or buying back by the Company of its shares, are described in the Company's Articles of Association, the Combined Code, the Companies Acts and related legislation, and in the Schedule of Powers Reserved for the Board which is on the Company's website.

The Company has various agreements that take effect, alter or terminate upon a change of control of the Company, such as commercial contracts, bank facility agreements (including the $439.5 million multi-currency revolving credit facility), property lease arrangements and employee share plans. The directors are not aware of any agreements between the Company and its directors or employees that provide for compensation for loss of office or employment that occurs because of a takeover bid.

Authority to Purchase Own Shares
At the Annual General Meeting held on 2 May 2007, shareholders approved a resolution authorising the Company to make market purchases of up to approximately 10 per cent of its existing ordinary share capital. The authority will expire at the conclusion of the Annual General Meeting to be held on 2 May 2008 unless renewed. Accordingly, a special resolution to renew this authority will be proposed at the forthcoming Annual General Meeting, details of which are set out in the Notice of Annual General Meeting enclosed with this report.

The Company did not purchase any of its issued ordinary shares during the year under the authority mentioned above.

Substantial Shareholdings and Voting Rights

At the close of business on 26 February 2008, the Company has been notified of the following interests in voting rights attached to shares under Disclosure and Transparency Rule 5.

Name of Holder	Number of voting rights (shares)	% of total voting rights
Franklin Resources, Inc.	18,583,298	15.18%
F&C Asset Management plc	14,154,019	11.56%
Schroder Investment Management Ltd	12,226,824	9.99%
The Goldman Sachs Group, Inc.	9,436,063	7.71%
J.P. Morgan Asset Management (UK) Ltd	6,428,472	5.25%
Sterling Strategic Value Limited	6,201,119	5.06%
Investec Asset Management Limited	6,140,704	5.02%
Aviva plc and its subsidiaries	5,887,787	4.81%
Standard Life Investments	5,257,928	4.29%
Barclays Bank Plc	4,857,103	3.97%
Fidelity International Limited	4,055,496	3.31%
One East Partners Master, LLP	3,876,725	3.17%

Property Values

The directors are of the opinion that the market values of the Group's properties are not substantially different from the values included in the Group's financial statements.

Going Concern

After making enquiries, the directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason the directors continue to adopt the going concern basis in preparing the financial statements.

Charitable and Political Donations

The Company made no political donations during the year. Group donations to charities worldwide were £88,000 (2006: £75,000), with UK charities receiving £nil (2006: £nil).

Supplier Payment Policy

It is the Company's and Group's policy to settle terms of payment with suppliers when agreeing the terms of each transaction, to ensure that suppliers are aware of the terms of payment and to abide by terms of payment. Trade creditors of the Group at 31 December 2007 were equivalent to 47 days' purchases (2006: 43 days) based on the average daily amount invoiced by suppliers during the year.

Board of Directors

The names of the directors of the Company as at the date of this report, together with their dates of appointment, their biographical details and details of their skills and experience, are shown on pages 30 and 31.

Simon Bowles resigned as a director on 31 January 2008. Daniel Abrams was appointed a director on 1 February 2008 and offers himself for election by shareholders at the Annual General Meeting in accordance with the Articles of Association. Richard Stillwell will retire by rotation under the Articles and offers himself for re-election by shareholders. Mr Stillwell does not have a service contract with the Company. The Board continues to believe that Mr Stillwell, as a non executive director, makes an effective and valuable contribution to the Board and has demonstrated commitment to the role.

Directors' Interests

Details of the directors' service contracts, remuneration and interests in the shares of the Company are set out in the Directors' Remuneration Report on pages 39 to 43. Other than their service contracts, no director had any material interest in any contract of significance with any Group company at any time during the year.

Directors' Indemnities

The Company entered into a Deed of Indemnity with each of the directors of the Company on 19 October 2006 and each Deed of Indemnity remains in force at the date of this report. The terms of each of these deeds are identical and reflect the statutory provisions on indemnities introduced by the Companies (Audit, Investigations and Community Enterprise) Act 2004. Under the terms of each deed, the Company undertakes to indemnify the relevant director, to the fullest extent permitted by law, against any and all liability, howsoever caused (including by that director's own negligence), suffered or incurred by that director in the course of acting as a director or employee of the Company or any member of the Group. The Company entered into a Deed of Indemnity with Daniel Abrams on identical terms on 1 February 2008.

Similarly, the Company entered into a Deed Poll of Indemnity in favour of the Company Secretary and other persons discharging managerial responsibility on 30 October 2006. The terms of the deed poll are similar to the terms of the Deed of Indemnity entered into with the directors.

The Deeds of Indemnity, Deed Poll of Indemnity and the Company's Articles of Association are available for inspection during normal business hours at the Company's registered office and will also be available for inspection at the Annual General Meeting.

Annual General Meeting

The Company's second Annual General Meeting will be held at Baker & McKenzie LLP, 100 New Bridge Street, London EC4V 6JA on Friday, 2 May 2008 at 11.30am. Enclosed with this report is the Notice of Annual General Meeting, which sets out the resolutions to be considered and approved at the meeting. These are explained in a letter from the Chairman, which accompanies the Notice.

Disclosure of Information to Auditors

Each of the persons who is a director at the date of the approval of this annual report confirms that:

- So far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware; and
- The director has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 234ZA of the Companies Act 1985 (as amended).

Auditors

A resolution to re-appoint Deloitte & Touche LLP as auditors of the Company will be proposed at the Annual General Meeting.

This report was approved by the Board on 26 February 2008 and is signed on its behalf by:

Tony Holland
Company Secretary

Registered Office:
1 Victoria Villas
Richmond on Thames
London
TW9 2GW

Corporate Governance

Fiberweb plc is committed to complying with the best practice principles of the Combined Code on Corporate Governance adopted by the Financial Reporting Council in June 2006 ("the Code"). During the year ended 31 December 2007, the Company has complied in full with the provisions set out in Section 1 of the Code, except in respect of Code provision A.6.1, where a Board Performance Evaluation was started, but not completed, during the year. This is expected to be completed in the first quarter of 2008.

The Role of the Board

The Board as a whole has responsibility for the success of the Company. The Board meets regularly to determine the strategic direction of the Group and to review operating, financial and risk performance. Specific responsibilities are delegated to Board Committees as described later in this report.

There is a formal schedule of matters reserved to the Board that includes approval of the following:

- the Group's long term objectives and strategy;
- acquisitions, disposals and capital expenditure projects above certain thresholds;
- all guarantees and treasury related transactions above certain thresholds;
- the financial statements and assessment of financial performance;
- the Company's dividend policy;
- transactions involving the issue or purchase of Company shares;
- the Group's risk management strategy;
- legal actions brought by or against the Group above certain thresholds;
- appointments to the Board and the appointment of the Company Secretary; and
- Group policies and the scope of delegations to Board Committees and executive management of the Group.

The full schedule of matters reserved for Board approval can be viewed on the Company's website at www.fiberweb.com. The schedule of matters is reviewed on an annual basis. Matters outside the scope of the formal schedule of matters are decided by management in accordance with the delegated authority limits within the Group Authority Limits Policy.

In order to ensure that all matters are given due consideration, the Board has adopted an annual schedule of agenda items, which is reviewed yearly.

These include:

- annual strategy review;
- divisional updates and business plans;
- annual budget setting and approval;
- review of Group policies; and
- patent portfolio review.

At each meeting, the Board receives information from the Chief Executive Officer and Chief Financial Officer on the performance and results of the Group and individual operating businesses, the Group's current financial position and updates on any other significant matters. The Divisional Presidents and Global Head of Research and Development present to the Board at least once a year. In addition, other senior managers such as the Head of Treasury, Head of HR and Change and Head of Legal update the Board on developments in their area of responsibility.

The directors are generally provided with detailed and comprehensive papers in advance of each Board meeting. The agenda is set by the Chairman in conjunction with the Chief Executive Officer, Chief Financial Officer and the Company Secretary.

The Company Secretary is responsible to the Board for the timeliness and quality of information and is responsible for advising the Board on corporate governance matters and Board procedures. All directors have access to the advice and the services of the Company Secretary.

The Company Secretary acts as secretary to all Board Committees.

The directors may take independent professional advice at the Company's expense in relation to their responsibilities as directors. None of the directors obtained independent professional advice in this regard in the period under review.

The number of Board and Board Committee meetings held during the year and individual attendance by directors at those meetings are set out in the table below.

		Full Board	Audit Committee	Remuneration Committee	Nomination Committee
Number of meetings held during the year		12	5	4	1
Attendance:					
Malcolm Coster	Chairman	12	5	4	1
Daniel Dayan	CEO	12	5	4	1
Simon Bowles	CFO	12	5	3	–
Peter Hickman	Non executive director	12	5	4	1
Richard Stillwell	Non executive director	12	5	4	1
Brian Taylorson	Non executive director	12	5	4	–

Note:
Malcolm Coster, Daniel Dayan and Simon Bowles all attended meetings of the Audit Committee and Remuneration Committee at the invitation of the Chairmen of those Committees.

The Board, Board Balance and Independence
The Board comprises two executive directors and four non executive directors who contribute a wide range of complementary skills and experience. Details of each director's skills and experience are set out on pages 30 to 31.

The Chairman of the Board is Malcolm Coster. The Chairman's other significant commitments are set out on page 30. Since the last report, the Chairman has resigned as a non executive director of the Performing Right Society and been appointed a non executive director of Universe Group PLC.

The Chief Executive Officer is Daniel Dayan. Richard Stillwell is the Senior Independent Director. He is available to shareholders if they have concerns that the normal channels of contact with the Chairman or Chief Executive Officer would not resolve.

The Board believes that there is an appropriate balance of executive and non executive directors on the Board, without one individual or group dominating the Board's decision-making process.

The Board has determined all its non executive directors to be independent in character and judgement. The non executive Chairman, Malcolm Coster, was considered independent in character and judgement on appointment. Whilst the assessment of independence is not required for a serving Chairman under the Code, the Board considers its Chairman to be independent, notwithstanding his fee structure, which allows for the payment of his fees in cash and shares. Further details of the Chairman's fee arrangement are set out in the Directors' Remuneration Report on page 43.

The Board will assess the independence of its non executive directors on a continuous basis.

Role of the Chairman and Chief Executive Officer
The roles of Chairman and Chief Executive Officer are separate and there is a clear division of responsibilities between these roles. In accordance with the Code, the Board has adopted a formal written statement of the division of responsibilities between the Chairman and the Chief Executive Officer.

The Chairman leads the Board and ensures the effective engagement and contribution of all non executive and executive directors. In conjunction with the Company Secretary, he is responsible for ensuring that directors receive information in an accurate, clear and timely manner, and for promoting effective decision making. He is also responsible for ensuring that directors continually update their skills and knowledge. The Chairman has active contact and involvement with the executive directors and the affairs of the Company. This serves to keep him abreast of current business issues but also provides the executive directors with access to an independent opinion on day to day business decisions.

The Chief Executive Officer has responsibility for the day to day management of the Group's businesses and acts in accordance with the authority delegated by the Board. He is responsible for developing and proposing a strategy for consideration and adoption by the Board and for implementing the Board's strategies, decisions and policies. He is also responsible for ensuring that the business strategy and activities are effectively communicated and promoted within and outside the business, building positive relationships with the Company's stakeholders and for creating and developing the Company's culture.

Board Appointments
Primary responsibility for planned and progressive refreshing of the Board lies with the Board. The Board, through the work of the Nomination Committee, ensures that there is a formal, rigorous and transparent procedure for the appointment of new directors. Further details of the work of the Nomination Committee are set out below.

Appointments of non executive directors are made by the Board for an initial term of three years, which is subject to the usual regulatory provisions and continued satisfactory performance of their duties. Re-appointment for a further term is not automatic but may be made by mutual agreement.

In accordance with the Company's Articles of Association, all directors are subject to re-election by shareholders at least every three years.

On appointment, all non executive directors are advised of the time commitment expected of them to fulfil their duties.

Letters of appointment for the non executive directors are available for inspection on request.

Board Induction and Professional Development
The Board has adopted a formal written programme for the induction of new directors to familiarise themselves with the Group's businesses, understand the goals, objectives and mission of the Company and develop an awareness and understanding of the views of the Company's major shareholders. The programme is also structured to enable the new director to gain an understanding of his or her own specific duties and responsibilities. The programme, developed in accordance with the Institute of Chartered Secretaries and Administrators guidelines on Board induction, is made up of a combination of selected written corporate information, meetings with key senior management and site visits, and can be tailored to meet each new director's specific needs, skills and experience. Where a non executive director is also being appointed a member of one of the Board Committees, his or her induction will cover matters such as the role of and terms of reference of the relevant Committee.

In order to maintain, develop and update directors' knowledge and capabilities, the Board and its Committees are briefed on corporate governance and regulatory developments as they arise. The Audit Committee is briefed on technical and accounting matters as a matter of routine at each meeting by senior management and the external auditors. The directors receive comprehensive training in respect of their statutory duties, the disclosure obligations under the Disclosure and Transparency Rules, and the Listing Rules. A continuous programme of development will occur as needs require.

The Board regards performance evaluation as an important part of monitoring and improving its effectiveness, and a formal internal appraisal of the Board and individual directors (but not the Board Committees) was started during the year. This is expected to be completed in the first quarter of 2008.

Board Committees
The terms of reference of the principal Committees of the Board, the Remuneration, Audit and Nomination Committees, are available on the Company's website at www.fiberweb.com

Remuneration Committee
The details of the Remuneration Committee are given in the Directors' Remuneration Report on pages 39 to 43.

Audit Committee
The Audit Committee consists of three independent non executive directors and is chaired by Peter Hickman. Its other members are Richard Stillwell and Brian Taylorson.

Both Peter Hickman and Brian Taylorson are qualified Chartered Accountants and currently hold senior finance roles in major UK listed public companies.

The terms of reference of the Audit Committee include all matters listed in Code provision C.3.2. The terms of reference are reviewed annually by the Audit Committee and referred to the Board for formal approval and adoption.

The Audit Committee is responsible for making recommendations to the Board on the appointment of external auditors and their remuneration. The Committee reviews the external auditors' independence, and considers the nature, scope and results of the auditors' work and the provision of non-audit services by them. The Committee focuses particularly on compliance with legal and other regulatory requirements, accounting standards and ensuring that an effective system of internal controls is maintained. The Committee may consider any financial matter that may have an impact on the Company. The ultimate responsibility for reviewing and approving the annual and interim financial statements and biannual trading statements remains with the Board.

The Committee normally meets not less than three times a year at dates to coincide with the financial reporting cycle. The Committee also meets privately with the external auditors at least twice a year and with the Head of Internal Audit once. The Chairman may call a meeting at the request of the executive directors or that of the external auditors.

In addition to Committee members, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Group Financial Controller, Head of Internal Audit and the external auditors normally attend meetings at the invitation of the Chairman.

During the year and up to the date of this report, the Audit Committee considered the following matters and took the following actions in the discharge of its duties:

- reviewed and advised the Board on the financial statements in the 2007 report and accounts;
- reviewed the control and mitigation of the Group's financial and business risks;
- discussed and agreed the nature and the scope of work to be performed by the external auditors;
- reviewed the effectiveness of the Group's internal control systems established by management and reviewed the Board's sign-off procedure on the system of internal controls, which are set out in more detail below;
- reviewed the scope of the work of the internal audit function and the manner in which internal audit services will be provided in 2008;
- received and reviewed reports from the internal audit function on the work undertaken during the year;
- reviewed the annual schedule of agenda items to coincide with the Group's financial calendar;
- reviewed the policy on the provision of non-audit services by the external auditors and assessed the independence of the auditors;
- reviewed the management procedures to enable the directors to provide the confirmation regarding audit information required under Section 234ZA of the Companies Act 1985; and
- reviewed the arrangements by which concerns can be raised by staff in respect of possible matters of financial impropriety or other matters.

Auditor Independence and Effectiveness

One of the key responsibilities of the Committee is to ensure that the independence and objectivity of the external auditors is safeguarded. The Committee has adopted a policy on the provision of non-audit services that is in line with the Accounting Practice Board's Ethical Standards. This policy is reviewed annually. It prohibits the external auditors from providing certain additional services to the Group such as bookkeeping, internal audit, valuations, actuarial services and financial systems design and implementation. The external auditors are, however, permitted to provide assurance services such as reporting accountant work and tax services.

As a matter of principle, the Group's policy is not to use the external auditors for acquisition and due diligence work. However, where the Group considers it appropriate or conflicts arise, suppliers other than the preferred supplier may be asked to tender and this may include the external auditors.

In accordance with the policy, the Chairman of the Committee, or, in his absence, another designated member of the Committee is required to pre-approve certain permitted services that exceed the financial limits set out in the policy. A summary of the overall level of non-audit fees paid to the external auditors is presented at each Audit Committee meeting.

Details of the amounts paid to the external auditors, Deloitte & Touche LLP, for non-audit services provided during the year are given in note 5 on page 59. The Audit Committee is satisfied that neither the non-audit services provided by, nor the level of fees paid to, Deloitte & Touche LLP in respect of those services impairs their objectivity or independence.

Internal Audit

During the year the decision was taken to outsource the provision of the Group's internal audit function to a professional services firm. A comprehensive review process was undertaken resulting in the appointment of PricewaterhouseCoopers LLP to fulfil this function commencing on 1 July 2007. Previously, the Group's internal audit activity was undertaken by the BBA Group Internal Audit department.

Internal Control

The Board has overall responsibility for the Group's system of internal control and risk management, and reviews its effectiveness on an annual basis.

The implementation and maintenance of risk management is the responsibility of the executive directors and other senior management and a system has been established to identify, evaluate and manage the significant risks that the Group faces. The system is designed to manage rather than eliminate risk of failure to achieve business objectives and can only provide reasonable assurance against material misstatement or loss.

The main elements of the Group's internal control system are as follows:

1. **The Board** – The Board has overall responsibility for the Group's system of internal control. As mentioned above in this report, the Board meets regularly and has a schedule of matters reserved for its approval and the Board Committees operate within delegated terms of reference. This structure includes the Audit Committee which, with the Chief Financial Officer, reviews the effectiveness of the internal financial and operating control environment of the Group. All acquisitions and disposals of companies or businesses are approved by the Board.
2. **Strategic and Business Planning** – The Group and each business unit produce and agree a business plan each year against which the performance of the business is regularly monitored.
3. **Monthly Management Accounts** – Detailed monthly management accounts are submitted to management that measure actual performance against budget. A monthly report is provided to the Board, highlighting key issues and summarising the detailed financial information provided by the operating units. Forecasts of sales, profits and operating cash are reviewed quarterly and presented to the Board.

4. **Internal Audit** – Undertakes a programme of reviews aligned to the business risks. The Audit Committee receives a report from internal audit at each meeting that includes opinions on the adequacy and effectiveness of controls by site, a summary of key issues, work issues and follow up actions. The Head of Internal Audit has direct access to the Chairman of the Audit Committee. The Audit Committee reviews the effectiveness of the internal audit activities, including the scope of work, authority and resources of the internal audit function.
5. **System of Control Procedures and Delegated Authorities** – There are clearly defined guidelines and approval limits for capital operating expenditure and other key business transactions and decisions that have been approved by the Board. A detailed matrix defines the levels of authority for the Group's senior management and their direct reports in relation to acquisitions, capital expenditure, commercial and employee contracts and treasury matters.
6. **Treasury Policies and Procedures** – Detailed procedures exist for the investments, currency and commodity hedging, granting of guarantees and the use of Treasury products. .
7. **Risk Identification, Monitoring and Management Procedures** – A process is in place to collate schedules of risks for each key site, which are then reviewed by the Divisional Presidents and consolidated into a schedule of the significant divisional level risks. Similarly, key functional heads produce risk schedules for their own areas. Risks identified cover business, financial, compliance, operational as well as environmental, social and governance risks. These risk schedules, which include an assessment of their likelihood and impact, are presented at a minimum of two Fiberweb Executive Team meetings each year for review. The Fiberweb Executive Team is responsible for confirming that the plans to mitigate those risks are satisfactory and for improving internal controls and processes. The Chief Financial Officer is responsible for reporting the work of the Fiberweb Executive Team on risk management to the Board.
8. **Organisational Structure** – Structures are in place at Head Office and divisional level that clearly define responsibilities for operational, accounting, taxation, treasury, legal, company secretarial and insurance functions.
9. **Group Finance Manual** – The Group has adopted the policies that were appropriate to it that were previously utilised under the BBA Group. As such, it has a full set of accounting policies and procedures in force.
10. **Group Policies** – A new Group Policy Manual was adopted in 2007 and communicated to all businesses. A biannual review of compliance with these policies by Group companies has been introduced and the results will be communicated to the Fiberweb Executive Team and the Board.
11. **Health, Safety and Environmental Manual (HS&E)** – A Group Health, Safety and Environmental Manual details policies, standards and procedures that are applicable throughout the Group. Further information is included in the Business Review on pages 26 to 29. A monthly report is prepared and circulated to the Fiberweb Executive Team on environmental and safety matters and the Board receives a report on HS&E matters at each Board meeting.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group and that it has been in place for the period under review up to the date of approval of the annual report and accounts. The Group's system is reviewed regularly by the Board and accords with the Turnbull guidance. Any significant failings or weaknesses that come to management's and the Board's attention are addressed. The restructuring undertaken from the end of March following the announcement of the Hygiene Wipes disposal exposed problems in the Americas Industrial business, where poor control of costs and margins contributed to the non-recurring write down of inventory of £4.7 million at our largest site in Old Hickory. In response, management was strengthened and a thorough review of inventory controls and processes was undertaken. The Board confirms that the control weaknesses identified have now been substantially addressed. Steps are being taken to embed internal control and risk management further into the operations of the business

Nomination Committee

The Nomination Committee is chaired by Malcolm Coster and its other members are Daniel Dayan, Richard Stillwell and Peter Hickman.

The Committee has responsibility for identifying and nominating candidates for Board vacancies and making recommendations to the Board in relation to the appointment of the Company's executive and non executive directors.

Before making an appointment, the Committee will evaluate the balance of skills, knowledge and experience on the Board and, in light of this evaluation, prepare a description of the role and capabilities required for a particular appointment. Use will be made of external recruitment consultants and the final decision regarding appointment rests with the Board.

The Chairman will not participate in any discussion relating to the appointment of his successor.

One Nomination Committee meeting occurred during the year to set the criteria and capabilities required for the appointment of a new Chief Financial Officer to replace Simon Bowles. The selection involved an appropriate external recruitment consultant.

Shareholder Relations

The Board as a whole is kept up to date on the views of Fiberweb's major shareholders. This is achieved through regular meetings during the year between the Chief Executive Officer, Chief Financial Officer and major shareholders to discuss matters of mutual interest that are reported to the Board. Broker reports are routinely circulated to the Board.

The Chairman and Senior Independent Director met with major shareholders during the year and the other non executive directors were available for these meetings. The Board considers that its Senior Independent Director has an understanding and awareness of the issues and concerns of major shareholders.

Both institutional and private shareholders are welcome at the Annual General Meeting. The meeting provides an opportunity for shareholders to discuss with executive and non executive directors any issues concerning the Company and its activities. The Chairman of the Board and the Chairmen of the Audit, Remuneration and Nomination Committees are available to answer questions at the meeting.

The Company counts all proxy votes cast in respect of the Annual General Meeting and makes available the proxy voting figures on each resolution. The voting results where resolutions are passed on a show of hands and details of all proxy votes cast prior to the meeting are available on the Company's website. The results of the meeting are announced to the market via a Regulatory Information Service.

Directors' Remuneration Report

This Report to shareholders for the year ended 31 December 2007 has been prepared in accordance with Schedule 7A to the Companies Act 1985 and the applicable Listing Rules. A resolution to approve the Report will be proposed at the Annual General Meeting of the Company at which the financial statements will also be approved. The vote will have an advisory status in respect of the remuneration policy and overall remuneration packages and will not be specific to individual levels of remuneration.

Certain parts of the Directors' Remuneration Report are audited. Information that is audited is stated as such in the relevant section.

The Remuneration Committee

The Remuneration Committee consists entirely of independent non executive directors and is chaired by Richard Stillwell. Its other members are Peter Hickman and Brian Taylorson.

The Committee normally meets no less than three times a year and has delegated responsibility for determining and agreeing with the Board the framework or broad policy for the remuneration of all executive directors and other senior executives, and for determining, within the agreed terms of reference, specific remuneration packages for each of the executive directors including pension rights, any compensation payments and the implementation of executive incentive schemes. No director is involved in decisions relating to his own remuneration. During the period under review, the Remuneration Committee met on four occasions.

The Committee's full terms of reference, which are available on the Company's website at www.fiberweb.com, are reviewed annually by the Committee and referred to the Board for formal approval and adoption.

The Committee is responsible for:

- making recommendations to the Board on remuneration policy as applied to the Company's executive directors and other senior management;
- determining total remuneration packages for the executive directors and other designated members of the executive management including base pay, performance-related bonus schemes, long-term incentives and other share awards;
- overseeing major changes in employee benefit structures throughout the Group;
- reviewing the design and operation of all share incentive plans for Board and shareholder approval, including approving grants of share awards to directors and senior managers; and
- reporting to the Board and external stakeholders on matters within its responsibilities.

The Committee has appointed New Bridge Street Consultants LLP, an independent remuneration consultancy, as external advisors. New Bridge Street Consultants has provided the Committee with advice in respect of certain aspects of main board and senior executive remuneration. New Bridge Street Consultants has provided no other services to the Company during the year.

The Committee also consults with the Chairman, who is not a member of the Remuneration Committee, the Chief Executive Officer and the Head of HR and Change, save in respect of matters directly relating to their own remuneration.

Remuneration Policy

Fiberweb's remuneration policy is that the remuneration of the Company's executive directors and other senior management should be designed to attract and retain executives of high calibre so that the Company can be managed effectively to the benefit of its stakeholders. Remuneration levels for senior executives are set taking into account the remuneration practices found in other UK listed companies of similar size, geographical spread and complexity, the economic realities of the Company's own specific circumstances (in particular the current stage of the Company's development and the international nature of its business operations), together with pay and conditions elsewhere in the Group. The Committee is conscious of the need to remain competitive in the different geographic areas in which the Company operates. In determining its remuneration policy, the Committee also takes account of UK corporate governance best practice and market practice.

The policy is to pay base salaries and total remuneration around the median level for 'on-plan' performance, and to provide the opportunity, via bonuses and long-term incentive plans, for executives to be rewarded at the upper quartile for the delivery of outstanding levels of performance.

The Committee has discretion to consider corporate performance on environmental, social and governance matters when setting the remuneration of executive directors but has chosen not to take these into account in setting performance targets for 2008 in the belief that the structures in place neither encourage nor reward inappropriate behaviour in this regard.

The Committee considers that the executive directors' remuneration packages contain a suitable balance of fixed and variable performance related pay, and that the targets set for performance related pay are appropriate and demanding in the context of market practice, the Group's trading environment and the current challenges that it faces.

The main elements of the remuneration package for the executive directors and senior management are as follows:

- Base salary;
- Benefits in kind;
- Short-term cash based annual incentive plan;
- Long-term share based incentives; and
- Pension arrangements.

The various components of executive remuneration are discussed in further detail below.

Base Salary

Base salaries are reviewed in relation to median market data for comparable companies in terms of size, market sector, complexity and geographic spread. Reviews occur annually (effective from 1 January each year) and are based on performance, assessment of personal objectives and any changes in responsibilities.

Daniel Dayan's current base salary is £360,000 per annum and Simon Bowles' base salary during the year was £225,000 per annum, both effective from 1 January 2007. The total salaries received by Daniel Dayan and Simon Bowles for the year under review are shown in Table 1 below. At its meeting on 22 February 2008, the Remuneration Committee decided not to review the Chief Executive's salary.

Service Contracts

Daniel Dayan's service contract (dated 27 October 2006) terminates automatically upon his reaching age 65, and provides for 12 months' notice by either party. The service contract for Simon Bowles, which was terminated on 31 January 2008, included identical termination and notice provisions.

In the event of early termination by the Company other than for cause, the Company may elect either to make a single payment in lieu of notice (which will include base salary, assessment of lost bonus opportunity and benefits, and to the extent prescribed by the relevant plan rules, share award entitlements) or to make that payment in three instalments. If the payment is made in instalments, the first instalment is payable on termination and will comprise six months' payment in lieu of notice (calculated to include the remuneration elements described above). The second and third payments will comprise three months' notice each. The second payment will be made six months after termination, with the third payment due nine months after termination and will be reduced to take into account the remuneration paid pursuant to any alternative employment obtained by the executive director prior to such payments becoming due.

On 6 December 2007, the Company announced that Simon Bowles would leave the business and he resigned as a director on 31 January 2008. Under the terms of his service contract he was entitled to receive a maximum payment representing one year's salary and benefits, phased in three instalments as described above. Accordingly, he received the first instalment comprising six months' payment in lieu of notice, together with an additional payment of £32,490, principally representing outplacement assistance and transition costs, plus a contribution towards legal costs of up to £7,750. He waived any bonus entitlement earned under any of the Company's schemes. The performance period for his awards under the Company's Long Term Incentive Plan was, pursuant to the rule of that Plan, extended for six months from his termination date, at the expiry of which the relevant performance conditions will be measured to determine the extent (if at all) the awards vest.

Daniel Abrams was appointed a director (and Chief Financial Officer) in his place on 1 February 2008. His service contract, which is dated 1 February 2008, will terminate automatically upon his reaching age 65, and provides for 12 months' notice by either party.

Policy on External Directorships

The Board believes that the experience gained by executive directors through their involvement with other companies could be of benefit to the individual director and the Company. Executive directors are, with the Board's permission, allowed to accept one such appointment, as long as there is no conflict of interest and the time commitment involved does not undermine the performance of their duties at the Company. The executive director may keep the fees from his external appointment. Neither of the executive directors has any such external directorship at present.

Benefits in Kind

Benefits in kind for the executive directors include private medical insurance, personal accident insurance, permanent health insurance and life assurance. The executive directors are not provided with company cars and do not receive a car allowance.

2008 Senior Management Bonus Scheme

The executive directors are eligible to participate in the Senior Management Bonus Scheme under which payments may be made based on the achievement of stretching financial targets. Appropriate financial targets are set by the Remuneration Committee at the beginning of the financial year for which the bonus is payable.

For 2008, the Bonus Scheme will provide an incentive opportunity of up to 100% of base salary for executive directors. The structure of the scheme will follow that put in place in 2007. 70% of the bonus opportunity is measured against the achievement of Group operating profit targets, with 30% based on Group working capital as a percentage of sales targets. A bonus of 50% of salary will be payable for achievement of budgeted performance under both metrics (which, of themselves, constitute challenging targets). In order not to reward underachievement, there will be no payout for achievement of below budget performance. In 2007, the operating profit and working capital metrics were totally separate. The Remuneration Committee has decided that for 2008 there should be no consideration of the working capital portion of the bonus until 75% of the budgeted operating profit has been achieved.

In 2008, bonus payments will be made on a biannual basis. Up to 40% of bonus opportunity is based on performance in the first half of the year, with the remaining 60% based on performance in the second half of the year (this also followed the pattern established in 2007 which the Remuneration Committee found to be an effective motivator). To the extent that the performance measures are met, payments will be made following the publication of the half and full year results. The Committee is satisfied that this approach to bonus payments is appropriate in the Company's particular circumstances and that there is no likelihood of this approach resulting in the aggregate size of bonuses payable in any year not reflecting overall Group performance for that year

Individual personal objectives will not be used to determine bonus payments in 2008 in order to focus attention on the Board's strategic objective to achieve a financial turnaround. Instead, as mentioned above, the achievement of pre-determined personal objectives in 2008 will be used to assess and determine appropriate base salary reviews for the following year.

2007 Bonuses

For 2007, the Bonus Scheme was broadly as described above. Fiberweb did not meet the Group operating profit targets for 2007 so no bonuses were earned under that metric. Bonuses were, however, earned by the two executive directors in respect of the Group working capital targets for the first half year and the second half year, representing 10.56% and 18% of salary respectively. Daniel Dayan waived his entitlement to the first half year bonus. In the second half, his bonus totalled £64,800. Under the terms of his termination arrangement, Simon Bowles will not be entitled to the second half year bonus. As set out above, in 2008 there will be an operating profit trigger before consideration of the working capital portion of the bonus. If operating profit achievement is below 75% of the budget for the period then the working capital portion of the bonus will not be paid even if targets have been met.

Executive Long-Term Incentives

Deferred Share Matching Plan ("DSMP")

Shareholders approved the DSMP in November 2006 at the time of the demerger of the Company from the BBA Group. Under the plan, a maximum of 50% of an executive's net bonus may be voluntarily deferred into shares for three years. The deferred shares will then be matched at a rate of one to one (on a gross basis). The matching awards will vest three years after grant if and to the extent that the performance targets attached to the awards are satisfied. The detailed targets will be discussed and communicated to shareholders in advance of such awards being made.

No matching awards have so far been made under the DSMP.

Long-Term Incentive Plan ("LTIP")

Shareholders also approved the LTIP in November 2006. In summary, under the LTIP, annual awards over shares with a face value of up to 100% of salary per annum (200% in exceptional circumstances) can be made to executives each year. Awards may take the form of a conditional award, a restricted award or a phantom award.

Following the demerger, "normal" LTIP awards with a market value of up to 80% of salary were made to certain senior executives, including the executive directors. In addition, to reflect the fact that no long-term incentive award had been made to Fiberweb executives in 2006 under the former parent company's share incentive plans due to the demerger process, a one-off "demerger" award was made to the same selected Fiberweb executives who received normal LTIP awards, plus an additional group of around 70 senior managers. These additional demerger awards ranged from between 40% to 80% of salary.

Normal awards will vest no earlier than three years after grant, subject to the achievement of the performance conditions described below. The demerger awards will vest following the announcement of Fiberweb's results for the year ending 31 December 2008, subject to the achievement of the performance conditions described below.

Normal and demerger awards are subject to Total Shareholder Return ("TSR") and earnings per share ("EPS") targets. More particularly, one half of each award will be based on Fiberweb's TSR performance against the constituents of the FTSE SmallCap Index (excluding investment trusts). The FTSE SmallCap was chosen for the TSR element of the awards in the absence of a sufficient number of listed companies that are direct business competitors to Fiberweb. The remaining half of each award is subject to a sliding scale of real EPS growth targets. The EPS targets for both awards will measure EPS for the financial year ended 31 December 2006 against EPS for the year ending 31 December 2008 or 2009 as appropriate. The base EPS for 2006, which has been adjusted to reflect ongoing capital, debt, taxation and listed company structure as if Fiberweb had existed as an independent group since 1 January 2006, is 4.47 pence. The primary purpose of the adjustments to the base EPS is to give comparability over the performance period.

These performance conditions were chosen to provide a balanced long-term incentive for senior executives to generate both above market returns to shareholders and strong levels of earnings per share growth.

These awards will vest as per the table below.

Sliding scale straight line vesting will occur for performance between the relevant threshold and maximum targets.

Neither awards (nor DSMP awards) will have a 're-testing' facility. If the performance conditions are not met at the end of the relevant performance period, the awards will lapse.

The relevant TSR calculations will be undertaken by independent advisors. The Company's external auditors will verify the Committee's calculation of the extent to which the EPS targets have been met.

The Committee's current intention is that any LTIP awards made in the future will be subject to a combination of TSR and EPS based performance conditions structured in a similar manner as described above.

The Committee will regularly review the operation of the Company's share based incentive arrangements in light of (i) the circumstances and prospects of the Company as they develop and (ii) emerging trends in market and best practice.

Details of awards made to Executive Directors under the LTIP are set out in Table 3. No further awards have been made under the LTIP in 2007.

Fiberweb Executive Share Option Plan ("ESOP")
The Company established the ESOP following shareholder approval in November 2006. The Remuneration Committee is responsible for administering the ESOP and the grant of options under its terms.

Under the ESOP, the normal maximum grant limit will be 150% of salary per annum (200% in exceptional circumstances).

Options will vest after three years, subject to the achievement of performance conditions that are deemed appropriate at the time of grant and that will be communicated to shareholders before grants are made. It is not currently intended that grants will be made under the ESOP and no grants were made during the year.

Performance Graph
The following graph shows the Company's performance, measured by Total Shareholder Return from the date of listing until 31 December 2007, compared with the equivalent information for the FTSE SmallCap Index (excluding investment trusts).

This index has been selected because it is a broad-based equity market index of which the Company has been a constituent for the majority of the relevant period.

Total shareholder return



Value (£)
140
120
100
80
60
40
20
0
Source: Thomson Financial
17-Nov-06
31-Dec-06
31-Dec-07
Fiberweb plc
FTSE Small Cap Index (excluding investments trusts)

This graph shows the value, by 31 December 2007, of £100 invested in Fiberweb plc on 17 November 2006 compared with the value of £100 invested in the FTSE Small Cap Index (excluding investment trusts). The other points plotted are the values at intervening financial year-ends.

Performance condition	Proportion of award subject to relevant performance condition	How award vests
		Normal LTIP Award
Total Shareholder Return	50%	30% of this portion of the award vests at the median versus the FTSE SmallCap Index (excluding investment trusts) over a three year performance period commencing on the date of grant*, with full vesting at upper quartile.
Earnings Per Share	50%	30% of this portion of the award vests for annual average adjusted EPS growth over a three year performance period of RPI plus 25%, with full vesting for RPI plus 35% †.
		Demerger LTIP Award
Total Shareholder Return	50%	30% of this portion of the award vests at the median versus the FTSE SmallCap Index (excluding investment trusts) over a two year performance period commencing on the date of grant*, with full vesting at the upper quartile.
Earnings Per Share	50%	30% of this portion of the award vests for annual average adjusted EPS growth over the two year performance period of RPI plus 30%, with full vesting for RPI plus 50% (thereby reflecting the more pronounced EPS growth that is expected in the first two years post-demerger) †.

* Fiberweb's "base" TSR will be calculated over the first 30 days post-demerger.

† "base year" EPS for these purposes is Fiberweb's adjusted EPS for the financial year ended 31 December 2006 as described above.

Pensions

The Company makes a pension contribution at a rate of 25% of salary to Mr Dayan which is invested in a defined contribution scheme nominated by him. Mr Bowles also received a pension contribution at a rate of 20% of salary which was invested in a defined contribution scheme nominated by him. These contributions are within a competitive range and are set by reference to the relevant market practice for each role. In addition, both directors fulfilled a contractual obligation to contribute at least 7.5% of their salary to the Company defined contribution scheme. Details of Company pension contributions made in respect of the directors during the year under review are set out in Table 1.

Table 1 Emoluments and fees (audited)
For the year ended 31 December 2007

	Base salary and fees £'000	Benefits in kind £'000 Note 1	Pension Contributions £'000 Note 2	Annual Bonus £'000	Total 2007 £'000	Total 2006 £'000 Note 3
M Coster	110	49	–	–	**159**	57
D Dayan	360	2	90	65	**517**	1,077
S Bowles	225	2	48	24	**299**	233
R Stillwell	38	–	–	–	**38**	38
P Hickman	38	–	–	–	**38**	13
B Taylorson	32	–	–	–	**32**	9
Total	**803**	**53**	**138**	**89**	**1,083**	**1,427**

Notes:
1. Benefits in kind for Malcolm Coster comprise the value of shares received under his fee enhancement. Those for Daniel Dayan and Simon Bowles include private medical insurance, permanent health insurance and life assurance.
2. The pension contributions for Simon Bowles include an amount of £3,313 paid during the year in respect of his 2006 entitlement.
3. Emoluments and fees for 2006 are for the full year and include amounts related to service with the Fiberweb business prior to the demerger.
4. Compensation for loss of office to which Simon Bowles is entitled in 2008 is set out on page 40.

Directors' shareholdings

The interests (beneficial and family interests) of the directors in office at 31 December 2007 in the ordinary share capital of the Company were as follows:

Table 2

Director	Ordinary 5p shares At 31 December 2007	1 January 2007
M Coster	**336,078**	132,285
D Dayan	**200,421**	78,961
S Bowles	**33,198**	28,198
R Stillwell	**27,500**	6,000
P Hickman	**–**	–
B Taylorson	**6,000**	–

Notes:
1. There were no changes in directors' interests in the share capital between 31 December 2007 and 26 February 2008.
2. The shareholding of Malcolm Coster at 31 December 2007 includes 26,016 shares paid to him during the year under his fee enhancement.
3. The shareholdings of Daniel Dayan and Simon Bowles at 31 December 2007 include 72,961 and 28,198 shares respectively allocated under the BBA 2006 annual bonus scheme and transferred to them from the Fiberweb Employee Benefit Trust during 2007. The number of Fiberweb ordinary shares held in the Fiberweb Employee Benefit Trust as at 31 December 2007 is 1,217 shares.

Awards under Long-Term Incentive Plan ("LTIP") – (audited)

Table 3

		Awards at the start of the year	Award Date	Exercise Price	Release Date	31 December 2007
D Dayan	Demerger Award	155,634	27.11.06	Nil-cost	After the publication of results for the year ending 31 December 2008	**155,634**
	Normal Award	155,634	27.11.06	Nil-cost	After the publication of results for the year ending 31 December 2009	**155,634**
		311,268				**311,268**
S Bowles	Demerger Award	86,463	27.11.06	Nil-cost	After the publication of results for the year ending 31 December 2008	**86,463**
	Normal Award	86,463	27.11.06	Nil-cost	After the publication of results for the year ending 31 December 2009	**86,463**
		172,926				**172,926**

Notes:

1. No awards were made during the year under the LTIP.
2. The mid-market price of a Fiberweb plc ordinary 5p share on 31 December 2007 was 37p. In the period from 2 January 2007 to 31 December 2007 the highest and lowest prices for Fiberweb shares were 226.75p and 32.5p respectively.

Non Executive Directors' Remuneration

The appointment of each of the non executive directors is for a fixed term of three years. The current letters of appointment for all the non executive directors, dated 19 October 2006 and effective from the date of the demerger, are available for inspection on request. The non executive directors do not participate in any Company pension arrangements or incentive plans. Appointments can be terminated by either party on three months' notice or compensation, and six months' notice or compensation in the case of the Chairman.

The level of fees for the non executive directors is determined by the Board as a whole on the recommendation of the Chairman and the executive directors. The Chairman's fees are determined by the Board on the recommendation of the Chief Executive Officer. Fees are in line with current market practice of comparable organisations and are set taking account of the time commitment and responsibility of each non executive director. The base annual fee is £32,000. The Chairmen of the Audit and Remuneration Committees each receive an annual supplement of £6,000 in recognition of the increased commitment placed upon them in performing their roles. Richard Stillwell does not receive an additional supplement for his role as Senior Independent Director.

The Chairman's base cash fee is £110,000 per annum. At appointment, and as described in the shareholder documentation produced in connection with the demerger, he agreed to invest up to £250,000 in the acquisition of the Company's shares on the open market within 30 days of the date of the demerger. His fee structure allows him to receive a fee enhancement in the form of ordinary shares equal to one sixth of the shares he acquired. The fee enhancement is paid to him at each six month anniversary of his appointment until November 2009, provided he continues to hold the office as Chairman and retains his original investment and any additional shares awarded to him (apart from those sold to fund any tax or national insurance liabilities arising on the award). Mr Coster acquired 132,285 shares in December 2006. His first two fee enhancements, each of 22,047 shares, were paid to him in May and November 2007. The gross values of these (based on the current market value of Fiberweb shares) were £39,905 and £9,039 respectively. After deduction of sufficient shares to fund tax and national insurance liabilities, he received 13,008 shares under each award.

The Committee believes that this structure is entirely appropriate and takes full account of the Chairman's expected time commitment, responsibility and importance to the Company in this important stage in the Company's development.

Non executive directors' fees will be reviewed every two years.

Details of non executive directors' fees for 2007 are set out in Table 1 above.

This report was approved by the Board on 26 February 2008 and is signed on its behalf by:

Richard Stillwell
Chairman, Remuneration Committee

Statement of Directors' Responsibilities

The directors are responsible for preparing the annual report, directors' remuneration report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. The directors are required by the IAS Regulation to prepare the Group financial statements under International Financial Reporting Standards ("IFRSs") as adopted by the European Union. The Group financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that IFRS financial statements present fairly for each financial year the company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and presentation of financial statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The parent company financial statements are required by law to give a true and fair view of the state of affairs of the company. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the parent company financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent Auditors' Report to the members of Fiberweb plc

We have audited the group financial statements of Fiberweb plc for the year ended 31 December 2007 which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense and the related notes 1 to 36. These group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of Fiberweb plc for the year ended 31 December 2007.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view, whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the group financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2007 and of its loss for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the group financial statements.

Separate opinion in relation to IFRSs

As explained in Note 2 to the group financial statements, the group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.

In our opinion the group financial statements give a true and fair view, in accordance with IFRSs, of the state of the group's affairs as at 31 December 2007 and of its loss for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors

London, England

26th February 2008

Consolidated Income Statement

For the year ended 31st December 2007

	Note	2007 Underlying* £'m	2007 Note i £'m	2007 Total £'m	2006† Underlying* £'m	2006† Note i £'m	2006† Total £'m
Continuing operations							
Revenue	4	**473.6**	**-**	**473.6**	499.9	-	499.9
Cost of sales	5, 6	**(380.9)**	**(31.8)**	**(412.7)**	(399.5)	(15.3)	(414.8)
Gross profit		**92.7**	**(31.8)**	**60.9**	100.4	(15.3)	85.1
Distribution costs		**(44.0)**	**-**	**(44.0)**	(41.4)	-	(41.4)
Administrative expenses	6	**(37.3)**	**(46.7)**	**(84.0)**	(33.7)	-	(33.7)
Other operating income	5	**2.2**	**-**	**2.2**	1.2	-	1.2
Share of profit of associates	15	**0.2**	**-**	**0.2**	0.6	-	0.6
Gain/(loss) on disposal of associated undertaking	6	**-**	**0.3**	**0.3**	-	(1.6)	(1.6)
Restructuring costs	6	**-**	**(24.9)**	**(24.9)**	-	(45.5)	(45.5)
Operating profit/(loss) from continuing operations	4, 5, 6	**13.8**	**(103.1)**	**(89.3)**	27.1	(62.4)	(35.3)
Investment income	7	**0.8**	**-**	**0.8**	0.4	-	0.4
Finance costs	7	**(11.6)**	**-**	**(11.6)**	(14.9)	-	(14.9)
Profit/(loss) before tax		**3.0**	**(103.1)**	**(100.1)**	12.6	(62.4)	(49.8)
Income tax	8	**0.1**	**6.6**	**6.7**	(6.3)	12.9	6.6
Profit/(loss) for the year from continuing operations		**3.1**	**(96.5)**	**(93.4)**	6.3	(49.5)	(43.2)
Profit/(loss) for the year from discontinued operations	9	**0.2**	**(19.3)**	**(19.1)**	0.3	(26.4)	(26.1)
Profit/(loss)for the year		**3.3**	**(115.8)**	**(112.5)**	6.6	(75.9)	(69.3)
Attributable to:							
Equity holders of the parent		**3.3**	**(115.8)**	**(112.5)**	6.6	(75.9)	(69.3)

* Underlying trading results before items described in note i below.

Note i: Restructuring costs and non-recurring items as set out in note 6 to the Consolidated Financial Statements.

† 2006 results have been restated to reflect Discontinued Operations (see note 9)

	Note	2007	2006
Loss per share, attributable to the ordinary equity holders of the parent			
From continuing operations:			
Basic	11	**(76.3)p**	(35.3)p
Diluted	11	**(76.3)p**	(35.3)p
From continuing and discontinued operations:			
Basic	11	**(91.9)p**	(56.5)p
Diluted	11	**(91.9)p**	(56.5)p
Adjusted earnings[1] per share, attributable to the ordinary equity holders of the parent			
From continuing operations:			
Basic	11	**2.6p**	5.1p
Diluted	11	**2.6p**	5.1p

[1] Adjusted earnings per share are shown calculated on earnings before restructuring costs and non-recurring items because the directors consider this gives a better indication of underlying performance.

Consolidated Balance Sheet

As at 31st December 2007

	Note	2007 £'m	2006 £'m
Non-current assets			
Intangible assets:			
Goodwill	13	**28.0**	93.0
Other	13	**2.5**	3.4
Property, plant and equipment	14	**266.4**	330.6
Investments in associates	15	**1.5**	1.4
Other investments	16	**0.8**	-
Trade and other receivables	18	**-**	0.3
Deferred tax assets	26	**0.5**	-
		299.7	428.7
Current assets			
Inventories	17	**62.7**	82.1
Trade and other receivables	18	**92.1**	97.4
Cash and cash equivalents	18	**17.1**	35.2
Corporation tax recoverable		**1.4**	2.0
		173.3	216.7
TOTAL ASSETS		**473.0**	645.4
Current liabilities			
Trade and other payables	19	**(76.9)**	(77.3)
Tax liabilities		**(3.3)**	(3.4)
Obligations under finance leases	20	**(2.3)**	(2.3)
Bank overdrafts and loans	22	**(18.1)**	(10.3)
Provisions	24	**(4.2)**	(2.6)
		(104.8)	(95.9)
Net current assets		**68.5**	120.8
Non-current liabilities			
Bank loans	22	**(131.9)**	(183.5)
Other payables due after one year		**-**	(2.5)
Retirement benefit obligations	25	**(21.8)**	(23.2)
Obligations under finance leases	20	**(2.4)**	(4.4)
Deferred tax liabilities	26	**(24.3)**	(35.3)
Provisions	24	**(2.5)**	(3.6)
		(182.9)	(252.5)
TOTAL LIABILITIES		**(287.7)**	(348.4)
NET ASSETS		**185.3**	297.0
Equity attributable to equity holders of the parent			
Share capital	28	**6.1**	6.1
Share premium account	29	**84.5**	84.5
Merger reserve	29	**93.5**	93.5
Other reserve	29	**93.1**	93.1
Capital reserve	29	**0.6**	0.1
Translation reserve	29	**8.1**	(1.3)
Hedging reserve	29	**(1.5)**	0.5
Retained earnings	29	**(99.1)**	20.5
TOTAL EQUITY	30	**185.3**	297.0

These financial statements were approved by the Board of Directors on 26th February 2008 and signed on its behalf by

D Dayan
Chief Executive

D Abrams
Chief Financial Officer

Consolidated Cash Flow Statement

For the year ended 31st December 2007

	Note	2007 £'m	2006 £'m
Operating activities			
Net cash flows from operating activities	31	**36.9**	44.0
Investing activities			
Interest received		**0.8**	0.4
Purchase of property, plant and equipment		**(32.4)**	(47.8)
Purchase of intangible assets		**(0.2)**	(0.6)
Proceeds from disposal of property, plant and equipment		**0.6**	0.8
Net proceeds on disposal of businesses	32	**42.0**	-
Dividends received from associated undertakings		**0.1**	0.2
Proceeds on sale of associate		**-**	5.4
Acquisition of subsidiaries	33	**-**	(2.3)
Net cash inflow/(outflow) from investing activities		**10.9**	(43.9)
Financing activities			
Interest paid		**(11.1)**	(1.8)
Interest paid to related parties (net)	7	**-**	(5.9)
Interest element of finance leases paid		**(0.1)**	(0.3)
Bank facility fees paid		**-**	(1.2)
Dividends paid to related parties		**-**	(5.5)
Dividends paid to shareholders		**(7.0)**	-
Repayment of related party loans		**-**	(150.7)
(Repayment)/drawdown of external loans		**(54.1)**	177.7
Overdrafts reclassified to cash and cash equivalents		**(0.6)**	-
Decrease in finance leases		**(2.4)**	(2.3)
Increase in overdrafts		**-**	0.4
Net cash (outflow)/inflow from financing activities		**(75.3)**	10.4
Net (decrease)/increase in cash and cash equivalents		**(27.5)**	10.5
Foreign exchange differences		**0.5**	(1.1)
Cash and cash equivalents at 1st January		**35.2**	25.8
Cash and cash equivalents at 31st December	18	**8.2**	35.2
Net debt at beginning of year		**(165.3)**	(242.3)
(Decrease)/increase in cash and cash equivalents		**(27.5)**	10.5
Decrease/(increase) in external loans		**54.1**	(177.3)
Bank loans disposed of/(acquired)	32, 33	**2.9**	(0.4)
Facility fees paid		**-**	1.2
Facility fees amortised		**(0.2)**	(0.1)
Decrease in finance leases		**2.4**	2.3
Repayment of loans from former parent company		**-**	150.7
(Increase)/decrease in overdrafts		**-**	(0.4)
Overdrafts reclassified to cash and cash equivalents		**0.6**	-
Loans waived by former parent company	29	**-**	90.0
Loans capitalised by former parent company	29	**-**	87.4
Non-cash transfer of subsidiary investments		**-**	(101.5)
Foreign exchange differences		**(4.6)**	14.6
Net debt at end of year		**(137.6)**	(165.3)
Comprising:			
Overdrafts		**-**	(0.6)
Bank loans		**(142.0)**	(194.3)
Less: unamortised prepaid facility fees		**0.9**	1.1
Bank overdrafts and loans	22	**(141.1)**	(193.8)
Finance leases	20	**(4.7)**	(6.7)
Cash and cash equivalents	18	**8.2**	35.2
Net debt at end of year		**(137.6)**	(165.3)

Consolidated Statement of Recognised Income and Expense For the year ended 31st December 2007

	Note	2007 £'m	2006 £'m
Exchange gains/(losses) on translation of foreign operations	29	**9.4**	(20.0)
(Loss)/gain on interest rate cash flow hedges	29	**(1.7)**	0.5
Capital contribution through waiver of net debt by former parent company	29	**-**	90.0
Actuarial losses on defined benefit pension schemes	25, 29	**(0.7)**	(0.3)
Tax on items recognised directly in equity		**0.6**	-
Net income recognised directly in equity		**7.6**	70.2
Transferred to profit or loss on interest rate cash flow hedges	7	**(0.3)**	-
Loss for the year		**(112.5)**	(69.3)
Total recognised (expense)/income for the year	30	**(105.2)**	0.9

Notes to the Consolidated Financial Statements

For the year ended 31st December 2007

1. General information

Fiberweb plc is a company incorporated in the United Kingdom on 22nd January 2006 under the Companies Act 1985. The Fiberweb Group ("Fiberweb" or "the Group") is an international group of businesses dedicated to the development, manufacturing and supply of specialist nonwoven fabrics.

These financial statements are presented in Pounds Sterling because that is the currency of the ultimate parent company. Foreign operations are included in accordance with the policies set out in note 2.

2. Accounting Policies

Basis of preparation
The consolidated financial statements are prepared on an historical cost basis, adjusted for certain derivative financial instruments which are stated at fair value.

The Company has elected to prepare its parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Policies ("UK GAAP").

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") adopted by the European Union ("EU") and therefore the Group financial statements comply with Article 4 of the EU IAS Regulation.

In the current year, the Group has adopted IFRS 7 *Financial instruments: Disclosures*, which is effective for annual reporting periods beginning on or after 1st January 2007, and the related amendment to IAS 1 *Presentation of Financial Statements*. The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosure provided in these financial statements regarding the Group's financial instruments and management of capital. Three interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period: IFRIC 7 *Applying the restatement approach under IAS 29, Financial Reporting in Hyperinflationary Economies*; IFRIC 8 *Scope of IFRS 2 and IFRIC 9 Reassessment of Embedded Derivatives*. The adoption of these interpretations has not led to any changes in the Group's accounting policies.

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

IAS 23: (Revised) Borrowing Costs

IFRS8: Operating Segments

IFRIC10: Interim Reporting and Impairments

IFRIC11: IFRS2 - Group and Treasury Share Transactions

IFRIC12: Service Concession Agreements

IFRIC13: Customer Loyalty Programmes

IFRIC14: The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group.

The principal accounting policies used in the preparation of these financial statements are detailed below. These policies have been consistently applied to all periods presented.

Basis of consolidation
Subsidiaries are entities controlled by Fiberweb. Control exists when Fiberweb has the power, directly or indirectly, to govern the financial and operating policies of an entity to obtain economic benefit from its activities. The financial statements of subsidiaries are included in the Group's financial statements from the date that control commences until the date that control ceases in accordance with the acquisition method of accounting. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

For the purposes of these accounts, the subsidiaries transferred to Fiberweb as part of the demerger restructuring process in November 2006 have not been accounted for as acquired during the year ended 31st December 2006, but have been presented as if they had been controlled by Fiberweb throughout the period.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Associated undertakings are those investments other than subsidiary undertakings where the Group is in a position to exercise a significant influence, typically through the participation in the financial and operating decisions of the investee. Investments in associated undertakings are stated at cost, plus the Group's share of post- acquisition reserves, less dividends received and provision for impairment.

2. **Accounting Policies** continued

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognised at their fair value at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Goodwill

Goodwill on acquisitions, being the excess of fair value of the consideration paid over the fair value of the net assets acquired, is capitalised and tested for impairment on an annual basis, or more frequently when there is an indication that there may be an impairment. For the purposes of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of the goodwill allocated to the unit and then to the other assets of the unit. An impairment loss recognised for goodwill is not reversed in subsequent periods.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRSs has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied and services provided by the Group in the normal course of business, net of discounts, VAT and other sales related taxes and excluding intercompany transactions and sales by associated undertakings.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Research and development expenditure

Research expenditure is charged against income in the year in which it is incurred. An internally-generated intangible asset arising from the Group's development expenditure is recognised only if the asset can be separately identified, it is probable that the asset will generate future economic benefits and the development costs of the asset can be measured reliably.

Share-based payments

Fiberweb operates two share-based compensation plans which are detailed in note 27. The equity-settled share-based payments under these schemes are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight line basis over the vesting period based on the Group's estimate of shares that will eventually vest.

No expense is recognised (and any previously recognised expense is reversed) for awards that do not ultimately vest, except where vesting is conditional upon a measure linked to Fiberweb plc's share price ("a market condition") or other market conditions. The likelihood of achieving the market condition is taken into account in the fair value and, therefore, the award is treated as vesting irrespective of whether or not the market condition is satisfied, provided that any other performance condition is met.

When an award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately in the income statement.

The cost of share-based compensation schemes is recognised as an expense within staff costs in the income statement (see note 12).

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future leases are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases), the rental payments are charged to the income statement on a straight line basis over the lives of the leases.

2. Accounting Policies continued

Post-retirement benefits
Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

For defined benefit retirement benefit schemes, the cost is determined using the Projected Unit Credit Method, with actuarial valuations being carried out annually on 31st December. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside profit or loss and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service costs, and reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Retirement benefit scheme contribution levels are determined by valuations undertaken by independent qualified actuaries. In certain overseas subsidiaries, to comply with local legislation and to obtain taxation advantages, provision is made for the total actuarial liability less the current surrender value of the supporting investment.

Treasury
Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement. Where monetary assets and liabilities have been designated effective hedges against net investments in foreign operations, the exchange gains and losses arising on those assets and liabilities are taken directly to reserves.

The income statements of overseas operations are translated into Sterling at the average exchange rates for the year and their balance sheets are translated into Sterling at the exchange rates ruling at the balance sheet date. All exchange differences arising on consolidation are taken to reserves, subject to the requirements of IAS 21 "The Effect of Changes in Foreign Exchange Rates". All other translation differences are taken to the income statement.

Derivative financial instruments utilised by the Group comprise foreign exchange contracts, interest rate swaps and commodity derivatives. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Group in line with the Group's risk management policies. The Group designates these derivatives as either hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges) or hedges of investments in foreign operations.

All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised immediately in profit or loss.

Gains or losses deferred in the foreign currency translation reserve are recognised in profit or loss on disposal of the foreign operation.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Operating profit
Operating profit is stated after charging restructuring costs and after the share of results of associates but before investment income and finance costs (see note 5).

2. Accounting Policies continued

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to temporary differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases in the computation of taxable profit, and is accounted for using the balance sheet liability method.

No provision is made for temporary differences on unremitted earnings of foreign subsidiaries, joint ventures or associates where the Group has control and the reversal of the temporary difference is not foreseeable.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and provision for impairment. Depreciation is provided on the cost or valuation of property, plant and equipment less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Land	not depreciated
Buildings	40 years maximum
Plant and machinery (including essential commissioning costs)	3–15 years

Tooling, vehicles, computer and office equipment are categorised within Plant and machinery. Production line equipment is depreciated over 10 to 15 years.

Finance costs which are directly attributable to the construction of major items of property, plant and equipment are capitalised as part of those assets. The commencement of capitalisation begins when both finance costs and expenditures for the asset are being incurred and activities that are necessary to get the asset ready for use are in progress. Capitalisation ceases when substantially all the activities that are necessary to get the asset ready for use are complete.

Intangible assets excluding goodwill

Licences are shown at amortised cost. Amortisation provided on the cost of licences is calculated on a straight line basis over the useful life of the licences.

Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Computer software is capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Amortisation is provided on the cost of software and is calculated on a straight line basis over the useful life of the software.

The Group makes an assessment of the fair value of intangible assets arising on acquisitions. An intangible asset will be recognised as long as the asset is separable or arises from contractual or other legal rights, and its fair value can be measured reliably. Amortisation is provided on the fair value of the asset, excluding goodwill, and is calculated on a straight line basis over its useful life.

Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying value of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Notes to the Consolidated Financial Statements continued

For the year ended 31st December 2007

2. Accounting Policies continued

Inventory
Inventory is stated at the lower of cost and net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads in the case of work in progress and finished goods. Cost is calculated on a first in first out basis. Provision is made for slow moving or obsolete inventory as appropriate.

Financial instruments
Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Financial assets
Investments are recognised and derecognised on a trade date where the purchase or sale of an investment is under contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit and loss, which are initially measured at fair value.

Financial assets are classified into the following categories: financial assets 'at fair value through profit and loss' (FVTPL), 'held to maturity' investments, 'available-for-sale' (AFS) financial assets and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. As at 31st December 2007 and 2006, the Group did not have any 'held-to-maturity' investments or AFS financial assets. The Group does not enter into hedge transactions for speculative purposes.

Financial assets at FVTPL
Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

- it has been acquired principally for the purpose of selling in the near future; or
- it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

- such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
- the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the Group is provided internally on that basis; or
- it forms part of a contract containing one or more embedded derivatives, and IAS 39 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset.

Loans and receivables
Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortised cost using the effective interest method, less any impairment. Interest income is recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Trade receivables
Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Financial liabilities
Financial liabilities are classified as either financial liabilities 'at FVTPL' or 'other financial liabilities'.

2. Accounting Policies continued

Financial liabilities at FVTPL
Financial liabilities are classified as at FVTPL where the financial liability is either held for trading or it is designated as at FVTPL.

A financial liability is classified as held for trading if:

- it has been incurred principally for the purpose of disposal in the near future; or
- it is part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

- such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
- the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the Group is provided internally on that basis; or
- it forms part of a contract containing one or more embedded derivatives, and IAS 39 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability.

Other financial liabilities
Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis. The effective interest method is a method of calculating the amortised costs of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Bank borrowings
Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables
Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received net of direct issue costs.

Critical accounting judgements and key sources of estimation uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

The judgements used by management in the application of the Group's accounting policies in respect of these key areas of estimation are considered to be the most significant.

Impairment of goodwill and tangible fixed assets
Determining whether goodwill or tangible fixed assets are impaired requires an estimation of the value in use of the cash-generating units to which the goodwill has been allocated or the individual assets. The value in use calculation requires the entity to estimate future cash flows expected to arise from the cash-generating unit or asset and a suitable discount rate in order to calculate present value. The carrying amount of goodwill and tangible fixed assets at the balance sheet date was £28.0 million (2006: £93.0 million) and £266.4 million (2006: £330.6 million) respectively.

Details regarding the goodwill and tangible fixed asset carrying value and assumptions used in carrying out the impairment reviews are provided in notes 13 and 14.

Pensions and other post-retirement benefits
Determining the present value of future obligations of pension and other post-retirement benefit schemes requires an estimation of future mortality rates, future changes in employee benefits and length of service. These assumptions are determined in association with qualified actuaries. The net pension liability related to defined benefit type schemes at the balance sheet date was £21.8 million (2006: £23.2 million). Details regarding the carrying value and assumptions used in arriving at the carrying value are provided in note 25.

3. Group results post incorporation

Fiberweb plc was incorporated on 22nd January 2006. During 2006, the Group generated underlying profit before tax of £1.7 million in the period prior to incorporation and £11.1 million in the period post incorporation. All restructuring costs and non-recurring items occurred in the period after the incorporation of Fiberweb plc (see note 6).

4. Segmental information

The Group's primary segments are geographic on the basis of the underlying operational management structure and reporting hierarchy. The geographic segments then comprise businesses supplying the hygiene and industrial nonwovens markets. All segments include operations consisting of the manufacture and sale of nonwoven materials.

In the following analysis, inter-segment sales represent goods sold at arm's length transfer prices between Group entities. Global Research & Development and Health & Safety costs have been allocated to Group entities on the basis of their share of the Group's continuing external revenue. Central head office costs are not allocated to Group entities for the purpose of the segmental analysis and central costs of £7.1 million (2006: £1.7 million) are shown below within Europe in the Geographical Segment analysis and as Unallocated Corporate within the Business Segment analysis.

Geographical segments

Year ended 31st December 2007

Continuing operations	Europe £'m	North America £'m	Rest of World £'m	Eliminations £'m	Total £'m
External sales by origin	238.9	198.5	36.2	-	**473.6**
External sales by destination	225.5	197.9	50.2	-	**473.6**
Inter-segment sales	9.5	9.2	0.5	(19.2)	**-**
Underlying operating profit	9.6	3.2	1.0	-	**13.8**
Restructuring costs and other non-recurring items	(12.1)	(81.4)	(9.6)	-	**(103.1)**
Segment result from continuing operations *	(2.5)	(78.2)	(8.6)	-	**(89.3)**
Investment income					**0.8**
Finance costs					**(11.6)**
Loss before tax					**(100.1)**
Tax					**6.7**
Loss for the year from discontinued operations					**(19.1)**
Loss after tax and discontinued operations					**(112.5)**

* Segment result includes £0.2 million profit of associates within Europe (2006: £0.1 million) and £nil within Rest of World (2006: £0.5 million) respectively.

Other information

	Note	Europe £'m	North America £'m	Rest of World £'m	Total £'m
Capital additions		16.0	9.3	7.2	**32.5**
Depreciation and amortisation		14.9	13.5	3.4	**31.8**
Impairment losses recognised in profit or loss	14	0.5	4.3	-	**4.8**
Asset write downs recognised in profit or loss	14	7.7	21.6	9.4	**38.7**

Balance Sheet				
Assets:				
Segment assets, excluding tax assets and cash	252.6	150.0	49.9	**452.5**
Interests in associates	1.5	-	-	**1.5**
Consolidated total assets, excluding tax assets and cash	254.1	150.0	49.9	**454.0**
Unallocated corporate assets				**19.0**
Total consolidated assets				**473.0**
Liabilities:				
Segment liabilities, excluding tax liabilities and debt	52.9	47.2	5.3	**105.4**
Unallocated corporate liabilities				**182.3**
Consolidated total liabilities				**287.7**

Geographical segments continued

Year ended 31st December 2007

Discontinued operations

Discontinued operations had the following effect on the segment results of Europe and North America, analysed into continuing and discontinued components.

	Europe Continuing £'m	Europe Discontinued £'m	Europe Total £'m	North America Continuing £'m	North America Discontinued £'m	North America Total £'m
Revenue						
External sales by origin	238.9	16.0	**254.9**	198.5	15.5	**214.0**
Result						
Underlying operating profit	9.6	0.7	**10.3**	3.2	(0.4)	**2.8**
Restructuring costs and other non-recurring items	(12.1)	-	**(12.1)**	(81.4)	–	**(81.4)**
Segment result	(2.5)	0.7	**(1.8)**	(78.2)	(0.4)	**(78.6)**

There were no discontinued operations in the Rest of World.

Year ended 31st December 2006

Continuing operations	Europe £'m	North America £'m	Rest of World £'m	Eliminations £'m	**Total £'m**
External sales by origin	227.6	233.1	39.2	-	**499.9**
External sales by destination	213.2	231.4	55.3	-	**499.9**
Inter-segment sales	7.5	10.8	0.5	(18.8)	**-**
Underlying operating profit	14.5	8.7	3.9	-	**27.1**
Restructuring costs and other non-recurring items	(16.4)	(44.3)	(1.7)	-	**(62.4)**
Segment result from continuing operations *	(1.9)	(35.6)	2.2	-	**(35.3)**
Investment income					**0.4**
Finance costs					**(14.9)**
Loss before tax					**(49.8)**
Tax					**6.6**
Loss for the year from discontinued operations					**(26.1)**
Loss after tax and discontinued operations					**(69.3)**

* Segment result includes £0.1 million profit of associates within Europe and £0.5 million within Rest of World.

Other information

	Europe £'m	North America £'m	Rest of World £'m	**Total £'m**
Capital additions	25.1	21.3	4.1	**50.5**
Depreciation and amortisation	15.1	15.2	3.2	**33.5**
Impairment losses recognised in profit or loss	4.4	8.3	-	**12.7**
Asset write downs recognised in profit or loss	11.3	25.6	0.5	**37.4**
Balance Sheet				
Assets:				
Segment assets, excluding tax assets and cash	240.5	242.6	48.3	**531.4**
Interests in associates	1.4	–	-	**1.4**
Consolidated total assets, excluding tax assets and cash	241.9	242.6	48.3	**532.8**
Unallocated corporate assets				**36.4**
Assets subsequently sold with discontinued operations				**76.2**
Total consolidated assets				**645.4**
Liabilities:				
Segment liabilities, excluding tax liabilities and debt	45.5	46.9	4.2	**96.6**
Unallocated corporate liabilities				**235.9**
Liabilities subsequently sold with discontinued operations				**15.9**
Consolidated total liabilities				**348.4**

4. Segmental information continued

Geographical segments continued

Year ended 31st December 2006

Discontinued operations

Discontinued operations had the following effect on the segment results of Europe and North America, analysed into continuing and discontinued components.

	Europe Continuing £'m	Europe Discontinued £'m	Europe Total £'m	North America Continuing £'m	North America Discontinued £'m	North America Total £'m
Revenue						
External sales by origin	227.6	42.5	**270.1**	233.1	42.3	**275.4**
Result						
Underlying operating profit	14.5	1.8	**16.3**	8.7	(1.3)	**7.4**
Restructuring costs and other non-recurring items	(16.4)	(14.7)	**(31.1)**	(44.3)	(20.0)	**(64.3)**
Segment result	(1.9)	(12.9)	**(14.8)**	(35.6)	(21.3)	**(56.9)**

There were no discontinued operations in the Rest of World.

The segment result from discontinued operations in Europe stated above is before net interest expense of £0.2 million. The segment result from discontinued operations is disclosed in note 9, which provides a reconciliation to the net loss from discontinued operations.

Business segments

Year ended 31st December 2007

	Hygiene £'m	Industrial £'m	Unallocated Corporate £'m	Continuing £'m	Discontinued £'m	Total £'m
External sales by origin	272.4	201.2	-	473.6	31.5	**505.1**
Underlying operating profit	10.1	10.8	(7.1)	13.8	0.3	**14.1**
Restructuring costs and other non-recurring items	(58.7)	(43.4)	(1.0)	(103.1)	-	**(103.1)**
Segment result *	(48.6)	(32.6)	(8.1)	(89.3)	0.3	**(89.0)**
Underlying operating profit margin	3.7%	5.4%	-	2.9%	1.0%	**2.8%**
Capital additions	23.9	8.4	0.2	32.5	0.4	**32.9**
Assets	313.1	137.8	3.1	454.0	-	**454.0**
Depreciation & amortisation	23.8	7.9	0.1	31.8	1.7	**33.5**

* Segment result includes £0.2 million profit of associates within Hygiene and £nil within Industrial.

Year ended 31st December 2006

	Hygiene £'m	Industrial £'m	Unallocated Corporate £'m	Continuing £'m	Discontinued £'m	Total £'m
External sales by origin	297.2**	202.7**	-	499.9	84.8	**584.7**
Underlying operating profit	14.0	14.8	(1.7)	27.1	0.5	**27.6**
Restructuring costs and other non-recurring items	(48.4)	(14.0)	-	(62.4)	(34.7)	**(97.1)**
Segment result *	(34.4)	0.8	(1.7)	(35.3)	(34.2)	**(69.5)**
Underlying operating profit margin	4.7%	7.3%	-	5.4%	0.5%	**4.7%**
Capital additions	35.8	14.2	0.5	50.5	3.2	**53.7**
Assets	344.9	173.0	14.9	532.8	76.2	**609.0**
Depreciation & amortisation	24.1	9.4	-	33.5	4.9	**38.4**

* Segment result includes £0.6 million profit of associates with Hygiene and £nil within Industrial.

** The allocation of prior year sales by business segment has been restated following review of discontinued sales.

5. Profit/(loss) for the year

Profit/(loss) for the year is stated after charging/(crediting):

	Note	Continuing operations 2007 £'m	2006 £'m
Net foreign exchange gains		**(1.2)**	(0.2)
Change in the fair value of derivative assets outstanding at year end and classified as held for trading		**0.6**	-
Other operating income		**(2.2)**	(1.2)
Research and development costs		**7.4**	8.8
Depreciation of property, plant and equipment	14	**32.6**	37.2
Impairment and write downs of property, plant and equipment	14	**43.5**	69.7
Amortisation of intangible assets (included in administration expenses)	13	**0.9**	1.2
Impairment of goodwill	13	**46.7**	14.6
Total depreciation and amortisation expense		**123.7**	122.7
Total employee costs	12	**90.2**	101.1
Cost of inventories recognised as an expense		**379.8**	474.8
Write downs of inventories recognised as an expense:			
– underlying		**1.1**	1.8
– non-recurring		**5.8**	0.4
Total write downs of inventories recognised as an expense		**6.9**	2.2

Current year other operating income of £2.2 million includes £0.8 million compensation for loss of profit in respect of the delayed airlaid line installation in our Korma, Italy facility and £0.7 million from a third party in respect of a licence fee for the right to use Hygiene nonwoven technology developed by Fiberweb. The balance of other operating income of £0.7 million (2006: £1.2 million) primarily includes government grants, rental income and other sundry items.

The analysis of auditors' remuneration is as follows:

	2007 £'m	2006 £'m
Audit services		
Fees payable to the Company's auditors for the audit of the Company's annual accounts	**0.9**	1.0
Total	**0.9**	1.0

The Company audit fee is included within the Group audit fee in the current year and cannot be separately identified. Fees payable to Deloitte & Touche LLP for non-audit services were £127,000 (2006: £50,000) in respect of taxation services and £140,000 (2006: £nil) in respect of due diligence on abortive acquisition projects.

6. Restructuring costs and non-recurring items

	Note	Continuing operations 2007 £'m	2006 £'m
Cost of sales		**31.8**	15.3
Administrative expenses		**46.7**	–
(Gain)/loss on disposal of associated undertaking	15	**(0.3)**	1.6
Restructuring costs		**24.9**	45.5
		103.1	62.4

Restructuring costs and other non-recurring items included within statutory operating profit amounted to £103.1 million (2006: £62.4 million). The main items included within this are:

- **Year ended 31st December 2007**
  - Non-recurring cost of sales of £31.8million comprising:
    - (i) a £4.7 million write down of inventory in our US Industrial nonwovens business to bring product down to its net realisable value following the restructuring in this business during the first half of the year;
    - (ii) a £5.5 million write down of assets in relation to a specialist US Hygiene production line as raw material price increases have resulted in the contract becoming commercially unviable;
    - (iii) a £0.9 million impairment of US Industrial assets at AQF, our air quality filtration business, due to new competing technology negatively impacting future sales projections of our automotive cabin air product;
    - (iv) a £1.8 million impairment in respect of other US assets across both Hygiene and Industrial units in response to the above issues;
    - (v) a £9.4 million write down in respect of assets in our Asian Hygiene business and a £2.7 million impairment in Hygiene Mexico, due to slower than expected demand from a major customer;
    - (vi) a £6.0 million impairment of a specialist production line in Germany to reflect slower than expected adoption of elastic nonwovens; and
    - (vii) a £0.8 million impairment in respect of older Hygiene production lines in Sweden and Germany.
  - Non-recurring administrative expenses of £46.7 million comprising goodwill impairments of:
    - (i) £1.6 million in respect of a specialist production line in Germany;
    - (ii) £4.0 million in respect of our US Industrial business at our Gray Court facility, following the closure of this site;
    - (iii) £1.4 million impairment of other goodwill attributed to the converting activity within US Industrial that is under commercial review;
    - (iv) £4.9 million in respect of AQF goodwill; and
    - (v) £34.8 million in respect of goodwill attributed to the Veratec businesses, largely in response to lower than expected demand at our Mexican Hygiene operation
  - Non-recurring gain on the sale of intellectual property in December 2007 of £0.3 million in connection with the Group's disposal of its interest in associate Advanced Design Concepts GmbH ("ADC") – refer note 15.
  - Non-recurring restructuring costs of £24.9 million comprising:
    - (i) £15.0 million of fixed asset write downs, £1.1 million of inventory write downs and £0.9 million of severance and closure costs in respect of our Gray Court facility;
    - (ii) £3.5 million and £0.2 million respectively in respect of headcount reductions in Europe and Brazil;
    - (iii) £3.1 million of severance and other restructuring costs in our US Industrial business at Old Hickory;
    - (iv) £0.3 million of abortive acquisition costs; and
    - (v) £0.8 million loss on disposal of our cotton-bleaching business at Griswoldville in June 2007.

- **Year ended 31st December 2006**
  - Non-recurring cost of sales of £15.3 million comprising:
    - (i) a £3.2 impairment in relation to the Group's cotton-bleaching business at Griswoldville;
    - (ii) a charge of £6.1 million in respect of surplus capacity in the US Industrial business in the face of a softening in the US construction market; and
    - (iii) a charge of £6.0 million in respect of some European Hygiene lines written down as the cost effectiveness of the older technology adversely affected the price competitiveness and therefore the future sales potential of the products.
  - Non-recurring loss on disposal of £1.6 million on the sale of our investment in associate CNC Thailand in December 2006 (refer note 15).
  - Non-recurring restructuring costs of £45.5 million, comprising:
    - (i) line and asset write downs of £26.7 million and severance and other closure costs of £10.9 million associated primarily with the rationalisation of our North American Hygiene business; and
    - (ii) a charge of £7.9 million in relation to the line and asset impairment and redundancy costs at Terram Limited.

7. Investment income and finance costs

	Continuing operations	
	2007	2006
	£'m	£'m
Interest on bank deposits	**0.8**	0.4
Total investment income	**0.8**	0.4
Interest on bank loans and overdrafts	**(10.5)**	(2.4)
Interest on obligations under finance leases	**(0.1)**	(0.3)
Interest on loans from the former parent company	**-**	(12.1)
Total interest expense	**(10.6)**	(14.8)
Net finance expense from pension schemes (note 25)	**(0.6)**	(1.0)
Other finance costs	**(0.7)**	(0.1)
	(11.9)	(15.9)
Less: amounts included in the cost of qualifying assets	**-**	0.8
Fair value gains on interest rate swaps transferred from equity for cash flow hedges of floating rate debt	**0.3**	-
Total finance costs	**(11.6)**	(15.1)

Borrowing costs included in the cost of qualifying assets during the prior year arose on the general borrowing pool and were calculated by applying a capitalisation rate to expenditure on such assets in the range of 2.7% to 4.5%, according to the interest rates applicable to the relevant countries incurring the costs.

Other finance costs comprise amortisation of prepaid facility fees of £0.2 million (2006: £0.1 million) and commitment fees of £0.5 million (2006: £nil) paid on the Group's undrawn revolving credit facility.

8. Taxation

	Continuing Operations		Discontinued Operations		Total	
	2007	2006	**2007**	2006	**2007**	2006
	£'m	£'m	**£'m**	£'m	**£'m**	£'m
Current tax						
Current income tax charge/(credit) on underlying activities	**4.4**	4.4	**0.1**	-	**4.5**	4.4
Current income tax credit on non-recurring activities	**(0.1)**	(0.3)	**-**	-	**(0.1)**	(0.3)
Adjustments in respect of previous periods	**(0.8)**	(1.0)	**-**	-	**(0.8)**	(1.0)
Deferred tax						
Origination and reversal of temporary differences on underlying activities	**(3.4)**	3.0	**-**	-	**(3.4)**	3.0
Origination and reversal of temporary differences on non-recurring activities	**(6.5)**	(12.6)	**(1.6)**	(8.3)	**(8.1)**	(20.9)
Adjustments in respect of previous periods	**(0.3)**	(0.1)	**-**	-	**(0.3)**	(0.1)
Income tax credit for the year	**(6.7)**	(6.6)	**(1.5)**	(8.3)	**(8.2)**	(14.9)

The total tax credit for the year includes a charge of £0.3 million (2006: £nil) in respect of UK operations. All other tax items relate to overseas operations. Domestic income tax is calculated at 30% (2006: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

8. Taxation continued

The total income tax credit for the year can be reconciled to the total accounting profit as follows:

	2007 £'m	2006 £'m
Loss before tax	(120.7)	(84.2)
Standard UK tax rate	30.0%	30.0%
Loss before tax multiplied by the standard UK tax rate	(36.2)	(25.3)
Effects of:		
Share of results of associates	-	0.3
Expenses not deductible for tax purposes	-	7.0
Losses not recognised	8.7	-
Items on which deferred tax has not been recognised	23.6	3.0
Adjustments in respect of previous periods	(1.7)	(1.1)
Surrender of losses to former parent company	-	9.4
Tax rate changes	(2.6)	(8.2)
Tax credit for the year	(8.2)	(14.9)
Overall effective tax rate	6.8%	17.7%
Effective tax rate on underlying profits	(3.3)%	48.4%

The difference between the actual tax credit and that expected on the loss for the year has been based on the UK rate of Corporation tax of 30% for both 2006 and 2007. In the prior year the comparison of actual tax was against the then blended rate, which resulted from the mix of profits and losses and the average rates of tax across the various jurisdictions in which the Group trades. The change to the standard rate of UK Corporation tax for comparison purposes has been made to ensure a more consistent approach across the two years. The use of a blended rate would lead to a distortion year on year as the mix of profits and losses has changed considerably, as have the underlying tax rates in various jurisdictions.

In addition to the income tax expense charged to profit or loss, a net £0.6 million (2006: £nil) has been charged to equity in the year, comprising £0.6 million in respect of fair value adjustments on financial instruments (2006: £0.2 million charge in respect of fair value adjustments on financial instruments, offset by a £0.2 million credit in respect of actuarial losses on pensions).

The effective rate of tax on underlying continuing profits in the current year of (3.3)% is low as a result of prior year adjustments in relation to both current and deferred taxation where liabilities have been reduced due to both over provisions and reduced rates of taxation. The current year tax charge on underlying continuing profits of £1.0 million represents a tax rate of 33.3%. The effective rate of tax on underlying profits in the year ended 31st December 2006 was high at 48.4% as a result of certain deferred tax assets not having been recognised because their ultimate recoverability was not sufficiently assured.

9. Discontinued operations

On 30th March 2007, the Group entered into a sale agreement with Ahlstrom Corporation to dispose of the shares of Fiberweb Tenotex SAU and Fiberweb Holdings SLU and the trade and assets of Fiberweb Tecnofibra Srl and the Bethune Hygiene wipes business within Fiberweb Inc. ("Hygiene Wipes"). The disposal was completed on 25th May 2007, on which date control of Hygiene Wipes passed to the acquirer. The disposal was a significant step in Fiberweb's published commitment to address issues concerning the "Weak Hygiene" businesses within the Group.

The results of the discontinued operations which have been included in the consolidated income statement were as follows:

	2007 Underlying	2007 Non-recurring	2007 Total	2006 Underlying	2006 Non-recurring	2006 Total
Revenue	31.5	-	31.5	84.8	-	84.8
Expenses	(31.2)	-	(31.2)	(84.3)	-	(84.3)
Underlying operating profit	0.3	-	0.3	0.5	-	0.5
Restructuring costs and other non-recurring items	-	-	-	-	(34.7)	(34.7)
Interest	-	-	-	(0.2)	-	(0.2)
Profit/(loss) before tax	0.3	-	0.3	0.3	(34.7)	(34.4)
Income tax	(0.1)	1.6	1.5	-	8.3	8.3
Loss on disposal of discontinued operations	-	(20.9)	(20.9)	-	-	-
Profit/(loss) from discontinued operations	0.2	(19.3)	(19.1)	0.3	(26.4)	(26.1)

Restructuring costs and other non-recurring items of £20.9 million in the current year represent the loss on the disposal (refer to note 32). Prior year non-recurring costs of £34.7 million comprise impairments of the uncompetitive assets in the Hygiene Wipes business. Non-recurring taxation credits of £1.6 million (2006: £8.3 million) relate to deferred tax liabilities reversed due to the sale and impairments.

During the year the net operating cash outflow from Hygiene Wipes was £1.2 million (2006: an inflow of £4.8 million). Additionally, Hygiene Wipes paid £0.3 million (2006: £3.2 million) in respect of investing activities and paid £0.1 million (2006: received £2.6 million) in respect of financing activities.

The effect of discontinued operations on segment results is disclosed in note 4.

10. Dividends

	2007 £'m	2006 £'m
Amounts recognised as distributions to equity holders in the year:		
Dividends paid to shareholders	**7.0**	–
Dividends paid to former parent company prior to demerger	**–**	5.5
Proposed final dividend for the year ended 31st December 2007 of 2.50 pence (2006: 3.95 pence) per share	**3.1**	4.8

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

11. Earnings per share

From continuing and discontinued operations

Earnings	2007 £'m	2006 £'m
Basic and diluted:		
Loss for the year – basic loss attributable to ordinary shareholders	**(112.5)**	(69.3)
Restructuring costs and non-recurring items	**124.0**	97.1
Tax on restructuring costs and non-recurring items	**(8.2)**	(21.2)
Adjusted earnings	**3.3**	6.6

Number of shares		
Weighted average number of 5p ordinary shares:		
For basic earnings per share	**122,440,375**	122,440,375
For diluted earnings per share	**122,440,375**	122,440,375

Earnings/(loss) per share		
Basic:		
Adjusted	**2.7p**	5.4p
Unadjusted	**(91.9)p**	(56.5)p
Diluted:		
Adjusted	**2.7p**	5.4p
Unadjusted	**(91.9)p**	(56.5)p

From continuing operations

Earnings	2007 £'m	2006 £'m
Basic and diluted:		
Loss for the year – basic loss attributable to ordinary shareholders	**(93.4)**	(43.2)
Total adjusted earnings for continuing and discontinued operations	**3.3**	6.6
Adjustments to exclude profit for the period from discontinued operations	**(0.2)**	(0.3)
Adjusted earnings from continuing operations	**3.1**	6.3

Number of shares		
Weighted average number of 5p ordinary shares:		
For basic earnings per share	**122,440,375**	122,440,375
For diluted earnings per share	**122,440,375**	122,440,375

Earnings/(loss) per share		
Basic:		
Adjusted	**2.6p**	5.1p
Unadjusted	**(76.3)p**	(35.3)p
Diluted:		
Adjusted	**2.6p**	5.1p
Unadjusted	**(76.3)p**	(35.3)p

11. Earnings per share continued

From discontinued operations

Earnings	2007 £'m	2006 £'m
Basic and diluted:		
Loss for the year – basic loss attributable to ordinary shareholders	**(19.1)**	(26.1)
Restructuring costs and non-recurring items	**20.9**	34.7
Tax on restructuring costs and non-recurring items	**(1.6)**	(8.3)
Adjusted earnings from discontinued operations	**0.2**	0.3

Number of shares		
Weighted average number of 5p ordinary shares:		
For basic earnings per share	**122,440,375**	122,440,375
For diluted earnings per share	**122,440,375**	122,440,375

Earnings/(loss) per share		
Basic:		
Adjusted	**0.1p**	0.3p
Unadjusted	**(15.6)p**	(21.2)p
Diluted:		
Adjusted	**0.1p**	0.3p
Unadjusted	**(15.6)p**	(21.2)p

Adjusted earnings per share are shown calculated on earnings before restructuring costs and non-recurring items because the directors consider this gives a better indication of underlying performance.

For 2006, the number of ordinary shares in issue immediately after the demerger was used as the weighted average number for the period prior to demerger.

12. Employees

Average monthly number (including executive directors)	2007 Number	2006 Number
By region		
Europe	**1,020**	1,311
North America	**937**	1,327
Rest of World	**472**	310
	2,429	2,948
By market		
Hygiene	**1,428**	1,936
Industrial	**1,001**	1,012
	2,429	2,948

Employment costs	£'m	£'m
Wages and salaries	**75.9**	81.2
Social security costs	**10.6**	16.5
Pension costs (note 25)	**3.2**	3.3
Expense of share-based payments (note 27)	**0.5**	0.1
	90.2	101.1

13. Intangible assets

	Goodwill £'m	Software & Licences £'m	Total £'m
Cost			
At 1st January 2006	112.0	6.4	118.4
Exchange adjustments	(7.4)	(0.7)	(8.1)
Recognised on acquisition of a subsidiary	2.6	0.2	2.8
Additions	-	0.6	0.6
At 1st January 2007	107.2	6.5	113.7
Exchange adjustments	0.8	0.1	0.9
Derecognised on disposal of a subsidiary	(33.1)	(0.2)	(33.3)
Additions	-	0.2	0.2
At 31st December 2007	**74.9**	**6.6**	**81.5**
Amortisation and impairment			
At 1st January 2006	-	(2.1)	(2.1)
Exchange adjustments	0.4	0.2	0.6
Charge for the year	(14.6)	(1.2)	(15.8)
At 1st January 2007	(14.2)	(3.1)	(17.3)
Exchange adjustments	(0.2)	(0.2)	(0.4)
Derecognised on disposal of a subsidiary	14.2	0.1	14.3
Charge for the year	(46.7)	(0.9)	(47.6)
At 31st December 2007	**(46.9)**	**(4.1)**	**(51.0)**
Carrying amount:			
31st December 2007	**28.0**	**2.5**	**30.5**
31st December 2006	93.0	3.4	96.4

Licences are amortised over the period to which they relate, which is on average five years.

Goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating units ("CGUs") that are expected to benefit from the business combination. The carrying amount of goodwill has been allocated as follows:

	2007 £'m	2006 £'m
Veratec	**5.0**	48.2
Tenotex	**12.7**	22.3
US Industrial (Reemay and Superior)	**9.7**	13.9
AQF	**-**	5.0
Other – several CGUs	**0.6**	3.6
	28.0	93.0

The £2.6 million goodwill arising in the year ended 31st December 2006 was in respect of the acquisition of Blowitex GmbH (note 33).

The business tests goodwill for impairment annually or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period.

The business prepares cash flow forecasts derived from the most recent financial budgets approved by management and extrapolates cash flows for the following 40 years based on an estimated growth rate for the current year plus one, with future profit levels then held flat. Growth rates used for the upcoming year are based on selling price and cost assumptions for each business individually, built from management's current knowledge and expectations for future profit evolution in the short term. These rates do not exceed the average long-term industry growth rate for the relevant markets. Forecasts specifically exclude any incremental profits that may be generated through targeted investments in new technologies or strategic markets. Value in use calculations assume an annual level of maintenance capital expenditure throughout the forecast period, with periodic higher investments included based on previous experience of the useful lives of the equipment in use. Specific capital injections to fund projects and new technologies are excluded from value in use calculations. The rate used to discount the forecast cash flows is estimated by reference to the Group's weighted average cost of capital and the degree of risk that management feels attaches to a CGU. The discount rates applied in the review at December 2007 range from 10% to 13% (2006: 10%).

Goodwill impairment recognised during the year of £46.7 million (2006: £14.6 million) is described in note 6.

14. Property, plant and equipment

	Land & Buildings £'m	Fixtures & Equipment £'m	Total £'m
Cost or valuation			
At 1st January 2006	121.8	571.8	693.6
Exchange adjustments	(8.2)	(33.1)	(41.3)
Recognised on acquisition of a subsidiary	0.7	0.8	1.5
Additions	7.4	45.7	53.1
Disposals	(0.1)	(0.9)	(1.0)
Transfers between categories	2.3	(2.3)	-
Asset write downs in respect of non-recurring items	(6.2)	(94.8)	(101.0)
Other asset write downs	-	(0.8)	(0.8)
At 1st January 2007	117.7	486.4	604.1
Exchange adjustments	4.8	18.1	22.9
Additions	1.1	31.6	32.7
Disposals	(1.7)	(0.8)	(2.5)
Derecognised on disposal of businesses	(10.7)	(62.3)	(73.0)
Asset write downs in respect of non-recurring items	(6.8)	(47.9)	(54.7)
At 31st December 2007	**104.4**	**425.1**	**529.5**
Accumulated depreciation and impairment			
At 1st January 2006	(32.5)	(254.9)	(287.4)
Exchange adjustments	2.8	15.7	18.5
Depreciation charge for the year	(4.0)	(33.2)	(37.2)
Disposals	-	0.5	0.5
Impairments	(5.6)	(26.6)	(32.2)
Transfers between categories	(0.6)	0.6	-
Asset write downs in respect of non-recurring items	3.1	61.0	64.1
Other asset write downs	-	0.2	0.2
At 1st January 2007	(36.8)	(236.7)	(273.5)
Exchange adjustments	(1.2)	(10.4)	(11.6)
Depreciation charge for the year	(3.7)	(28.9)	(32.6)
Disposals	0.6	0.7	1.3
Derecognised on disposal of businesses	3.0	39.1	42.1
Impairments	(0.2)	(4.6)	(4.8)
Asset write downs in respect of non-recurring items	1.1	14.9	16.0
At 31st December 2007	**(37.2)**	**(225.9)**	**(263.1)**
Carrying amount:			
31st December 2007	**67.2**	**199.2**	**266.4**
31st December 2006	80.9	249.7	330.6

14. Property, plant and equipment continued

The net book value derecognised in respect of disposal of businesses of £30.9 million comprises £29.6 million in respect of Hygiene Wipes and £1.3 million in respect of the sale of the Group's cotton bleaching business in Griswoldville, Massachusetts (see note 32).

Non-recurring asset write downs of £38.7 million include £15.0 million in respect of the closure of Gray Court included within restructuring costs in note 6. The balance of £23.7 million, together with impairments of £4.8 million, is expensed through non-recurring cost of sales totalling £31.8 million (note 6).

Capital commitments	2007 £'m	2006 £'m
Capital expenditure contracted for but not provided	**19.2**	3.6

The carrying amount of the Group's fixtures and equipment includes an amount of £8.1 million (2006: £8.9 million) in respect of assets held under finance leases.

At 31 December 2007, the carrying amount of the Group's fixtures and equipment includes £11.1 million (2006: £6.3 million) in respect of assets in the course of construction.

Where assets have been impaired the recoverable amount has been determined by reference to its value in use, estimated using discount rates ranging between 10% and 13% (2006: 10%).

15. Interests in associates

	2007 £'m	2006* £'m
Cost of investment in associates	**1.1**	1.1
Share of post acquisition profit, net of dividends received	**0.4**	0.3
	1.5	1.4

* 2006 adjusted to reflect the fair allocation of the impairment provision against the original cost of investment. This adjustment has not impacted the carrying value.

In December 2007, the Group entered into an agreement to liquidate associate Advanced Design Concepts GmbH ("ADC") and sell the intellectual property owned by ADC to our associate partner. The Group has recognised a gain on disposal of this investment of £0.3 million, related primarily to the sale to our associate partner of the right to use related intellectual property owned by our US Hygiene business (refer to note 6).

In November 2006, the Group sold its 50% undertaking in CNC International Co. Ltd for £5.4 million/US$10.2 million. The Group recognised a book loss of £1.6 million on the transaction arising from the write-off of unremitted profits (refer to note 6). Proceeds from the sale were used to repay part of the revolving credit facility drawn down by Fiberweb on demerger.

The names of and interests in the Group's associated undertakings are shown in note 36.

Aggregated amounts relating to associates:

	2007 £'m	2006 £'m
Total assets	**5.6**	4.5
Total liabilities	**(1.6)**	(1.1)
Net assets	**4.0**	3.4
Revenue	**11.0**	21.0
Profit for the year	**0.6**	1.6
Business share of profit for the year	**0.2**	0.6

16. Other investments

	2007 £'m	2006 £'m
Cost or valuation		
At 1st January	**-**	–
Balance reclassified during the year	**0.8**	–
At 31st December 2007	**0.8**	**-**

The carrying value of the Group's investments in Saudi German Nonwovens Products Co. (SGN) and Cordustex (Pty) Limited was reclassified during the year. The Group owns a 15% interest in SGN and a 10% interest in Cordustex and the above value represents the original cost of investment in these entities plus a long term loan to SGN.

17. Inventories

	2007 £'m	2006 £'m
Raw materials	**13.3**	29.7
Work-in-progress	**7.8**	12.1
Finished goods	**41.6**	40.3
	62.7	82.1

18. Other financial assets

Trade and other receivables

	2007 £'m	2006 £'m
Trade receivables	**70.8**	75.8
Amounts owed by related parties	**3.5**	4.5
Other receivables, prepayments and accrued income	**17.2**	16.6
Derivative financial instruments	**0.6**	0.5
Trade and other receivables due within one year	**92.1**	97.4
Trade and other receivables due after one year	**-**	0.3
	92.1	97.7

Trade receivables

The average credit period taken on sales of goods is 55 days (2006: 48 days). No interest is charged on the receivables paid within their due date. Thereafter, the seller reserves the right to charge interest on the overdue outstanding balance at rates ranging from 1.5% to 4% above the bank base interest rate of the relevant jurisdiction. An allowance has been made for estimated irrecoverable amounts from the sale of goods of £1.3 million (2006: £1.3 million). This allowance has been determined by reference to past default experience and taking into account the Group's credit insurance cover. Before accepting any new customer, the Group uses an external credit scoring system, available for use via the provider of its credit insurance cover, to assess the potential customer's credit quality and define credit limits by customer.

The directors consider that the carrying amount of trade and other receivables approximates their fair value. Amounts owed by related parties comprise amounts owed by the former parent company and include £3.5 million (2006: £3.5 million) in respect of indemnities provided for corporation tax liabilities in accordance with the terms of the Demerger Agreement.

Included in the Group's trade receivable balance are debtors with a carrying amount of £14.0 million (2006: £12.8 million) which are past due at the reporting date and for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances, as in the event of default, the Group would pursue reimbursement by claiming on its credit insurance cover.

Ageing of past due but not impaired receivables:

	2007 £'m	2006 £'m
Amounts overdue by:		
Less than 30 days	**8.7**	10.0
Between 30 - 60 days	**4.4**	1.9
Between 60 - 90 days	**0.2**	0.1
More than 90 days	**0.7**	0.8
	14.0	12.8

Ageing of impaired receivables:

	2007 £'m	2006 £'m
Amounts overdue by:		
Less than 30 days	**0.1**	0.1
Between 30 – 60 days	**0.1**	0.1
Between 60 – 90 days	**0.4**	0.4
More than 90 days	**0.7**	0.7
	1.3	1.3

18. Other financial assets continued

Movement in the allowance for estimated unrecoverable amounts in respect of trade receivables

	2007 £'m	2006 £'m
Balance at the beginning of the year	**1.3**	2.2
Impairment losses recognised	**0.4**	0.2
Amounts written off as uncollectible	**(0.5)**	(1.0)
Exchange adjustments	**0.1**	(0.1)
Balance at the end of the year	**1.3**	1.3

Cash and cash equivalents

	2007 £'m	2006 £'m
Cash on hand and at bank	**17.1**	34.6
Short term bank deposits not repayable on demand	**-**	0.6
Cash and cash equivalents	**17.1**	35.2
Less: bank overdrafts	**(8.9)**	-
Net cash and cash equivalents for cash flow purposes	**8.2**	35.2

Cash and cash equivalents comprise cash held by the business and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

The carrying amounts of the Group's cash and cash equivalents at the reporting date are denominated in the following currencies:

	US Dollar £'m	Euro £'m	Swedish Krona £'m	Sterling £'m	Other £'m	Total £'m
31st December 2007						
Cash on hand and at bank	3.9	6.8	2.2	1.8	2.4	**17.1**
31st December 2006						
Cash on hand and at bank	6.2	23.6	1.6	1.7	1.5	**34.6**
Short term bank deposits not repayable on demand	-	-	-	-	0.6	**0.6**
	6.2	23.6	1.6	1.7	2.1	**35.2**

Credit risk

The Group's principal financial assets are bank balances and cash, trade and other receivables and investments. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction of the cash flows. The Group has global credit insurance cover to mitigate the risk of a material bad debt; the terms of this policy impose credit limits on individual customers according to their credit rating and the maximum excess payable by the Group in the event of a claim is £37,000, both of which further restrict the Group's exposure to default.

The Group has some concentration of credit risk, especially within the Hygiene businesses, where a significant percentage of sales are to a small group of key customers. However the Group's major customers have high credit ratings, and therefore the directors do not believe that this creates a significant risk exposure. Refer also to the Business Review on Page 24.

Categories of financial assets

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset are disclosed in note 2.

	Carrying value 2007 £'m	Carrying value 2006 £'m
Fair value through profit and loss (FVTPL) – held for trading	**0.6**	-
Derivative instruments in designated hedge accounting relationships	**-**	0.5
Loans and receivables (including cash and cash equivalents)	**108.6**	132.4
	109.2	132.9

19. Trade and other payables

	2007 £'m	2006 £'m
Trade payables	**48.5**	48.6
Other taxation and social security	**5.9**	3.2
Accruals and deferred income	**20.8**	25.5
Derivative financial instruments	**1.7**	-
	76.9	77.3

Trade payables principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 47 days (2006: 43 days). The directors consider that the carrying amount of trade and other payables approximates their fair value.

Categories of financial liabilities

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial liability are disclosed in note 2.

	Carrying value	
	2007 £'m	2006 £'m
Derivative instruments in designated hedge accounting relationships	**1.7**	-
Other financial liabilities at amortised cost	**236.6**	286.5
	238.3	286.5

20. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2007 £'m	2006 £'m	2007 £'m	2006 £'m
Amounts payable under finance leases:				
Within one year	**2.6**	2.6	**2.3**	2.3
In the second to fifth years inclusive	**2.4**	4.6	**2.4**	4.4
	5.0	7.2	**4.7**	6.7
Less: future finance charges	**(0.3)**	(0.5)	**n/a**	n/a
Present value of lease obligations	**4.7**	6.7	**4.7**	6.7
Less: amounts due for settlement within one year (shown under current liabilities)			**(2.3)**	(2.3)
			2.4	4.4

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is seven years. For the year ended 31st December 2007, the average effective borrowing rate was 5.25% (2006: 4.0%). Interest rates are fixed at the contract date or vary based on prevailing interest rates.

Finance lease obligations are denominated in the following currencies: Euros £1.2 million (2006: £2.0 million) and Swedish Krona £3.5 million (2006: £4.7 million).

The fair value of the Group's lease obligations approximates their carrying amount.

Obligations under finance leases are secured by the lessors' charges over the leased assets.

21. Operating lease arrangements

The Group as lessee

	2007 £'m	2006 £'m
Minimum lease payments under operating leases recognised as an expense in the year	**1.8**	3.4

At the balance sheet date, the business has outstanding commitments under non-cancellable operating leases, which fall due as follows:

	2007 £'m	2006 £'m
Within one year	**1.6**	2.5
In the second to fifth years inclusive	**4.7**	6.1
After five years	**0.9**	5.2
	7.2	13.8

Operating lease payments represent amounts payable by the Group for certain of its office properties, plant and equipment. Leases are negotiated for an average term of one year for office properties, twelve years for warehouses and four years for equipment. Rentals are generally fixed or adjusted for based on inflation.

22. Bank overdrafts and loans

	2007 £'m	2006 £'m
Bank overdrafts	**8.9**	0.6
Bank loans	**141.1**	192.9
Loans other than from banks	**-**	0.3
	150.0	193.8

The borrowings are repayable as follows:

	2007 £'m	2006 £'m
On demand or within one year	**18.1**	10.3
In the second year	**-**	2.7
In the third to fifth years inclusive	**131.9**	180.8
	150.0	193.8
Less: Amount due for settlement within one year (shown under current liabilities)	**(18.1)**	(10.3)
Amounts due for settlement after more than one year	**131.9**	183.5

The fair value of the Group's borrowings is not materially different from their carrying values.

The carrying amounts of the Group's borrowings at the reporting date are denominated in the following currencies:

31st December 2007	US Dollar £'m	Euro £'m	Swedish Krona £'m	Sterling £'m	Other £'m	**Total £'m**
Bank overdrafts	3.4	2.6	0.6	2.3	-	**8.9**
Bank loans	62.8	63.7	11.2	(0.9)	4.3	**141.1**
	66.2	**66.3**	**11.8**	**1.4**	**4.3**	**150.0**
31st December 2006						
Bank overdrafts	-	0.6	-	-	-	0.6
Bank loans	93.4	85.4	14.1	-	-	192.9
Loans other than from banks	-	0.3	-	-	-	0.3
	93.4	86.3	14.1	-	-	193.8

The average interest rates on borrowings from unrelated third parties are as follows:

	2007	2006
US Dollar	**6.65%**	6.65%
Euro	**5.32%**	5.05%
Swedish Krona	**4.94%**	4.41%

22. Bank overdrafts and loans continued

Since demerger, the Group's primary source of funds is a $439.5 million multi-currency, revolving credit facility ("RCF") provided by a syndicate of several international banks, maturing in 2011. Borrowings under this facility are in Euro, US Dollars and Swedish Krona for maturities of up to six months. All amounts drawn down are at floating interest rates. Amounts owed under the RCF are shown as maturing between 3 and 5 years. The majority of borrowings are arranged at floating rates, thus exposing the Group to interest rate risk. The effective rates on borrowings are not materially different from their nominal interest rates.

Bank overdrafts are repayable on demand. The business has secured loans of £6.0 million (2006: £2.5 million). The RCF is guaranteed by a number of the Group's trading entities in respect of the parent's liabilities. All other bank loans are unsecured, although there are some cases where parent guarantees have been issued in respect of bank loans to overseas subsidiaries.

At year end the Group had available $177.3 million (2006: $84.0 million) of undrawn committed borrowing facilities.

Liquidity risk management

The Group is exposed to short term liquidity risks if outflows exceed the funds currently available at the time. Ultimate responsibility for liquidity risk management rests with the board of directors. The board in conjunction with the Group's treasury function have built an appropriate liquidity risk management framework for the management of the Group's short, medium and long term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves under the revolving credit facility and continuously monitoring forecast and actual cash flows and ensuring adequate funds are drawn down to cover any outflows required, subject to the restrictions imposed by the Group's banking covenants. Additional undrawn facilities that the Group has at its disposal to further reduce liquidity risk are set out above.

The following table details the Group's expected maturity for its non-derivative financial assets. The table has been drawn up based on undiscounted contractual maturities of the financial assets.

	Within 1 year £'m	1-5 years £'m	Total £'m
31st December 2007			
Non-interest bearing	91.5	-	**91.5**
31st December 2006			
Non-interest bearing	96.9	0.3	**97.2**

The following table details the Group's remaining contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on undiscounted cash flows of financial liabilities and includes both interest and principal cash flows.

	Within 1 year £'m	1-5 years £'m	Total £'m
31st December 2007			
Non-interest bearing	79.4	2.5	**81.9**
Finance lease liability	2.3	2.4	**4.7**
Variable interest rate instruments	19.3	163.1	**182.4**
	101.0	168.0	**269.0**
31st December 2006			
Non-interest bearing	79.9	6.1	**86.0**
Finance lease liability	2.3	4.4	**6.7**
Variable interest rate instruments	10.9	236.7	**247.6**
	93.1	247.2	**340.3**

22. Bank overdrafts and loans continued

The following table details the Group's liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted net cash inflows/(outflows) on the derivative instruments that settle on a net basis and the undiscounted gross inflows and (outflows) on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest and foreign currency rates as illustrated by the yield curves existing at the reporting date.

31st December 2007	Within 1 month £'m	1–6 months £'m	**Total £'m**
Interest rate swaps	–	(1.5)	**(1.5)**
Foreign exchange forward contracts	0.6	(0.2)	**0.4**
	0.6	(1.7)	**(1.1)**

31st December 2006			
Interest rate swaps	–	0.5	**0.5**

Capital risk management

The Group manages its capital to ensure that entities within the Group will be able to continue as going concerns while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt which includes the borrowings as set out in this note, cash and cash equivalents as set out in note 18 and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in notes 28 to 30. The Group reviews its capital structure regularly and as part of such review, it considers the cost of capital and the risks associated with each class of capital.

Externally imposed capital requirement

Under the revolving credit facility the Group is subject to capital requirements of a gearing ratio (net debt to EBITDA) and an interest cover ratio (EBITDA to interest) which are measured every six months on the 30th of June and the 31st of December. EBITDA is defined as underlying operating profit adjusted to exclude interest, taxation, depreciation and amortisation and certain other non-cash items.

The net debt to EBITDA requirements are set out in the following table.

Relevant period ending:	Consolidated Net Borrowings shall not exceed
31 December 2006 and 30 June 2007	3.50 times EBITDA
31 December 2007 and 30 June 2008	3.25 times EBITDA
31 December 2008 and 30 June 2009	3.00 times EBITDA
31 December 2009 and 30 June 2010	2.75 times EBITDA
31 December 2010	2.50 times EBITDA

The EBITDA to interest ratio is also measured every six months as follows:

Relevant period ending:	EBITDA to exceed or be equal to
31 December 2006	5.00 times interest
30 June 2007	4.00 times interest
31 December 2007	4.50 times interest
30 June 2008	4.75 times interest
31 December 2008 to 31 December 2010	5.00 times interest

The Group has remained within these limits at all times over the life of the facility.

23. Derivative financial instruments

Derivatives that are designated and effective as hedging instruments carried at fair value	2007 Assets £'m	2007 Liabilities £'m	2006 Assets £'m	2006 Liabilities £'m
Interest rate swaps	-	(1.5)	0.5	-
Forward foreign currency contracts	-	(0.2)	-	-
Financial assets carried at fair value through profit or loss (FVTPL)				
Held for trading derivatives that are not designated in hedge accounting relationships:				
Forward foreign currency contracts	0.6	-	-	-
Note 18, 19	0.6	(1.7)	0.5	-

Further details of derivative financial instruments are provided in note 22.

The fair values of all derivative financial instruments shown in the table above are based on market values of equivalent instruments at the balance sheet date and are held as assets and liabilities within other receivables and payables. Derivative instruments are fair valued based on the estimated market valuations provided by the respective bank with which the instrument is held.

Financial risk management objectives

The Group's corporate treasury function provides services to the business, co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to operations. These risks include market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.

The Group seeks to manage the effects of these risks by using derivative financial instruments to hedge these exposures. The use of financial derivatives is governed by the Group's policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed by the Chief Financial Officer on a continuous basis and periodically by internal audit. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Market risk

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group enters into a variety of financial instruments to manage its exposure to interest rate and foreign currency risk, including:

- forward foreign exchange contracts to hedge the exchange rate risk arising in trading subsidiaries, primarily through net sales to customers and purchases from suppliers in currencies other than their domestic local currency;
- interest rate swaps to mitigate the risk of rising interest rates; and
- forward foreign exchange swaps to hedge the exchange rate risk arising on net balance sheet exposure around the Group.

There has been no change to the Group's exposure to market risks or the manner in which it manages and measures the risk.

Foreign currency risk management

The overall policy of Fiberweb is to use borrowings in currency to manage the translational currency risk arising from assets and earnings in overseas subsidiaries. Accordingly, the currency profile of borrowings under the RCF broadly mirrors the currency profile of the Group's net assets. Foreign currency-denominated borrowings are largely designated as net investment hedges. It is the Group's policy not to undertake speculative currency transactions.

Fiberweb's business is characterised by a relatively low level of cross border activity, and therefore the Group has little transactional currency exposure. Overall, the volume of transactions with a currency impact is below 10% of turnover. However, the Group's policy is that, where significant transactional exposures exist, these exposures should be hedged with maturities not to exceed twelve months.

The Group monitors the translational foreign currency exposures of its financial assets and liabilities on a monthly basis, adapting its portfolio of loans and hedges as may be required.

Changes in the fair value of foreign exchange contracts taken out to hedge transactional risk are taken to the income statement. As at 31st December 2007, the Group had committed to a notional amount of £30.5 million (2006: £5.7 million) of forward contracts to buy or sell foreign currency. The fair value of such transactions was £0.4 million (2006: £nil).

23. Derivative financial instruments continued

Foreign currency risk management continued
The following table details the forward foreign currency contracts outstanding at the year end:

Forward foreign exchange contracts

	Average exchange rates		Foreign currency		Contract value		Fair value	
	2007	2006	**2007**	2006	**2007 £'m**	2006 £'m	**2007 £'m**	2006 £'m
Outstanding contracts:								
Buy Euro/sell GBP	**1.39**	1.46	**21.0**	8.5	**15.1**	5.7	**0.4**	-
Buy USD/sell GBP	**2.04**	-	**12.0**	-	**5.9**	-	**0.2**	-
Sell SEK/buy GBP	**13.11**	-	**90.0**	-	**6.9**	-	**(0.2)**	-
Buy SEK/sell GBP	**13.17**	-	**9.4**	-	**0.7**	-	-	-
Sell USD/buy Euro	**1.44**	-	**0.5**	-	**0.3**	-	-	-
Sell Euro/buy GBP	**1.40**	-	**0.1**	-	**0.1**	-	-	-
Buy SEK/sell Euro	**9.34**	-	**18.7**	-	**1.5**	-	-	-
					30.5	5.7	**0.4**	-

All contracts mature within 30 days of year end

Foreign currency sensitivity analysis
The Group is mainly exposed to fluctuations in the exchange rate applicable for the US Dollar and the Euro. Operating profit, EBITDA and net debt are the key inputs into the Group's gearing covenant and the exchange impacts on these variables are monitored closely.

The following table illustrates the impact on the Group's continuing underlying operating profit, EBITDA, net debt and equity of a 10% increase and decrease in Sterling against each of these currencies, assuming all other variables are unchanged. The use of a 10% variation has been chosen in light of the magnitude of recent fluctuations in both the US Dollar and Euro values against Sterling. These values have been computed using the currency profile of the Group's operating profit, EBITDA and net debt. For the restatement of the Group's operating profit and EBITDA, the Sterling equivalents have been retranslated by flexing the cumulative average exchange rates used by the Group for the relevant periods. For the restatement of the Group's net debt and equity, the Sterling equivalents have been retranslated by flexing the actual closing exchange rates used by the Group at the period ends. The relevant cumulative average and closing exchange rates used by the Group for 2007 and 2006 are published in the Business Review on page 24.

	2007 £'m	2006 £'m
Flexing the USD/£ cross rate		
Continuing underlying operating profit:		
As reported	**13.8**	27.1
Restated assuming a 10% increase in the USD/£ cross rate	**13.3**	26.1
Restated assuming a 10% decrease in the USD/£ cross rate	**14.5**	28.4
Continuing underlying EBITDA:		
As reported	**45.6**	60.6
Restated assuming a 10% increase in the USD/£ cross rate	**44.0**	58.3
Restated assuming a 10% decrease in the USD/£ cross rate	**47.6**	63.3
Net debt:		
As reported	**137.6**	165.3
Restated assuming a 10% increase in the USD/£ cross rate	**131.9**	157.2
Restated assuming a 10% decrease in the USD/£ cross rate	**144.5**	175.0
Equity:		
As reported	**185.3**	297.0
Restated assuming a 10% increase in the USD/£ cross rate	**183.9**	288.4
Restated assuming a 10% decrease in the USD/£ cross rate	**187.0**	307.5
Flexing the Euro/£ cross rate		
Continuing underlying operating profit:		
As reported	**13.8**	27.1
Restated assuming a 10% increase in the Euro/£ cross rate	**13.0**	26.0
Restated assuming a 10% decrease in the Euro/£ cross rate	**14.9**	28.4

23. Derivative financial instruments continued

Foreign currency sensitivity analysis continued

	2007 £'m	2006 £'m
Continuing underlying EBITDA:		
As reported	**45.6**	60.6
Restated assuming a 10% increase in the Euro/£ cross rate	**43.8**	58.4
Restated assuming a 10% decrease in the Euro/£ cross rate	**47.9**	63.1
Net debt:		
As reported	**137.6**	165.3
Restated assuming a 10% increase in the Euro/£ cross rate	**132.1**	159.4
Restated assuming a 10% decrease in the Euro/£ cross rate	**144.3**	172.4
Equity:		
As reported	**185.3**	297.0
Restated assuming a 10% increase in the Euro/£ cross rate	**179.0**	290.0
Restated assuming a 10% decrease in the Euro/£ cross rate	**193.0**	305.8

The impact of exchange rate fluctuations on the Group's operating profit and EBITDA has reduced during 2007, despite notable movements in both the Euro and USD cross rate with Sterling, as the underlying profit generation has deteriorated. Exchange rate movements have a much greater impact on the Sterling equivalent of net debt and equity, since the translation is based on the exchange rates at a given point in time, rather than the cumulative average rate applied to the income statement, and the absolute value being retranslated is in excess of £130.0 million and £180.0 million respectively. The reduction in net debt during 2007 has helped mitigate this translation exposure. The significant reduction in the Group's asset base through impairment in the current year has also reduced the translation impact on equity.

Interest rate risk

The Group is predominantly exposed to interest rate fluctuations on the portion of the revolving credit facility that is not covered by hedging arrangements. The total amount drawn down under the RCF at the year end was £131.6 million (2006: £181.3 million). The Group's policy is to use a combination of debt and derivative instruments to hedge portions of its interest rate exposure for varying periods, up to the maturity of its underlying borrowing facilities. Interest rate swaps are entered into after due consideration by the Group's treasury function of actual base interest rates and financial market projections for future changes to those rates based on economic conditions, and such swaps must be approved by the board of directors in line with Group policy.

The Group entered into a series of interest rate swaps for totals of US$100.0 million and Euro 60.0 million (2006: US$100.0 million), spread over several banks, whereby it pays a blended average fixed rate of 4.78% for US Dollar and 4.62% for Euros and receives floating rate. The interest rate swaps have been designated interest risk hedges. They mature in 2010 and 2011, but settle on a semi-annual basis. The floating rate on the interest rate swaps is 6-month US Dollar LIBOR and 6-month EURIBOR respectively. The Group will settle the difference between the fixed and floating interest rate on a net basis. The interest rate swaps settlements and the interest payments on the loan occur simultaneously and the amount deferred in equity is recognised in the profit or loss over the period that the floating rate interest payments on debt impact profit or loss. The fair market value of the swaps at 31st December 2007 was a loss of £1.5 million (2006: a gain of £0.5 million) and the loss (2006: gain) has been debited (2006: credited) to the hedging reserve (note 29).

The following table summarises the notional principal amounts and remaining terms of the interest rate swap contracts outstanding as at the reporting date:

Outstanding receive floating pay fixed contracts:

	Average contract fixed interest rate		Notional principal amount		Fair value	
	2007 %	2006 %	**2007 £'m**	2006 £'m	**2007 £'m**	2006 £'m
Maturing in less than 1 year	**4.69**	4.80	**94.4**	51.1	**(1.5)**	0.5

Interest rate risk sensitivity analysis

The interest sensitivity analysis below is based on the assumption that changes in market interest rates affect the interest income or expense of variable interest financial instruments and that a change in market interest rates only affects interest income or expense in relation to financial instruments with fixed interest rates if these are recognised at their fair value.

23. Derivative financial instruments continued

Under these assumptions, if market interest rates over the course of the year were on average 1% higher or lower for all currencies in which the Group had borrowings this would increase or decrease profit before tax and equity as follows:

	2007 £'m	2006 £'m
Average amount drawn down under the revolving credit facility	**153.6**	184.1
Average amount covered by hedging arrangements	**70.6**	25.7
Average amount exposed to interest rate fluctuations	**83.0**	158.4
Effect on profit before tax and equity in the event of a 1% rise or fall in average interest rates over the year	**0.8**	1.6

Amounts shown for 2006 are based on the extrapolation of averages for the period from demerger on 16th November 2006 to 31st December 2006.

The Group's sensitivity to interest rates has decreased during the current period mainly due to the reduction in drawn down amounts under the facility and the addition of Euro interest rate swaps.

Changes in interest rates in the market affect the fair value of derivative financial instruments designated as hedging instruments and all interest rate hedges are expected to be highly effective.

Changes in fair values of interest rate hedging instruments are taken to the hedge reserve.

Commodity Risks
The Group faces commodity raw material price exposure to a number of raw materials, mainly polypropylene and, to a lesser extent, polyester and polyethylene. The monthly management reporting process highlights the net impact, adverse or favourable, of fluctuations in raw material prices and this is considered by the board. The Group prefers to manage its exposure to polypropylene and others through business arrangements with its suppliers and customers, which neutralise part of the exposure. The market for appropriate hedging instruments is monitored continously by management with a view to mitigate this risk further. At 31st December 2007 and 2006, no commodity derivatives were outstanding.

Further discussion of the key risks to which Fiberweb is exposed can be found on pages 24 and 25 of the Business Review.

24. Provisions

	Restructuring provisions £'m
As at 1st January 2007	6.2
Exchange rate adjustments	(0.1)
Charged in the year	6.6
Utilised in the year	(6.0)
As at 31st December 2007	**6.7**

Restructuring provisions represent costs provided in relation to obligations existing at the balance sheet date for reorganisation around the globe: £5.3 million in respect of US actions, including £3.5 million in respect of an onerous lease provision in North America, and £1.4 million in respect of redundancy costs across Europe. The provision brought forward relates to the rationalisation of Terram and the further restructuring of the US Hygiene business. Amounts payable after more than one year comprise rent obligations in respect of the onerous lease provision in North America.

Analysed as:	2007 £'m	2006 £'m
Current liabilities	**4.2**	2.6
Non-current liabilities	**2.5**	3.6
	6.7	6.2

25. Pensions and other post-retirement benefits

The Group operates a number of pension plans worldwide. The majority of these are defined contribution in nature. The normal pension cost for the Group, including early retirement costs, was £3.2 million (2006 £3.3 million) of which £3.1 million (2006: £3.1 million) was in respect of foreign schemes. This includes £1.9 million (2006: £2.1 million) relating to defined contribution schemes. The pension costs are assessed in accordance with the advice of independent qualified actuaries, where practicable, using a variety of methods and assumptions and otherwise, in respect of certain foreign schemes, in accordance with local regulations.

The Group's foreign pension schemes mainly relate to defined contribution plans. There are also a number of funded final salary defined benefit pension arrangements, principally in North America. Pension costs have been calculated by independent qualified actuaries, using the projected unit method and assumptions appropriate to the arrangements in place.

The Group also operates a number of plans in North America which principally cover healthcare and life assurance benefits for its retirees. The costs of these other post-retirement benefits are assessed by independent qualified actuaries.

25. Pensions and other post-retirement benefits continued

In accordance with IAS 19 the latest actuarial valuations of the Group's defined benefit pension schemes and healthcare plan have been reviewed and updated as at 31st December 2007. The following weighted average financial assumptions have been adopted:

	North America			Rest of World		
p.a. (%)	**2007**	2006	2005	**2007**	2006	2005
Discount rate	**6.0**	5.8	5.5	**5.6**	4.6	4.5
Rate of increase to pensionable salaries	**3.0**	3.0	3.0	**3.3**	3.0	3.4
Price inflation	**2.8**	2.8	2.8	**2.1**	2.1	2.1
Rate of increase to pensions in payment	**-**	–	–	**1.8**	1.9	1.8
Rate of healthcare cost increases	9% reducing to 5% over the next 4 years			**-**	-	-

Mortality assumptions:
Mortality assumptions have been updated at 31st December 2007 based on the US standard table RP2000 with allowance for future improvements in mortality allowed for in line with projections scale AA. Generational tables have been used so that the basis used to calculate liabilities in respect of future pensioners assumes lower mortality (i.e. a bigger allowance for improvements) than for current pensioners. The expected future lifetime assumptions are summarised as follows:

Expected future lifetime of:	**2007**	2006
– a 65 year old current male pensioner	**19.1 years**	18.0 years
– a 65 year old current female pensioner	**21.1 years**	21.1 years
– a 65 year old future male pensioner	**19.1 years**	18.0 years
– a 65 year old future female pensioner	**21.1 years**	21.1 years

The fair value of the assets and liabilities of the schemes at each balance sheet date were:

	North America			Rest of World			Total		
	2007	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Assets	**£'m**	£'m	£'m	**£'m**	£'m	£'m	**£'m**	£'m	£'m
Equities	**16.0**	14.2	14.2	**0.1**	0.5	0.5	**16.1**	14.7	14.7
Government bonds	**11.0**	1.8	1.9	**0.1**	0.1	0.1	**11.1**	1.9	2.0
Corporate bonds	**0.9**	11.7	13.5	**-**	–	-	**0.9**	11.7	13.5
Other	**1.3**	1.1	0.3	**0.8**	–	–	**2.1**	1.1	0.3
Total fair value of scheme assets	**29.2**	28.8	29.9	**1.0**	0.6	0.6	**30.2**	29.4	30.5
Obligations									
Present value of funded defined benefit obligations	**(37.5)**	(38.7)	(43.7)	**(0.9)**	(0.4)	(0.5)	**(38.4)**	(39.1)	(44.2)
Present value of unfunded defined benefit obligations	**(7.8)**	(7.3)	(7.4)	**(5.8)**	(6.2)	(6.4)	**(13.6)**	(13.5)	(13.8)
Total value of scheme obligations	**(45.3)**	(46.0)	(51.1)	**(6.7)**	(6.6)	(6.9)	**(52.0)**	(52.6)	(58.0)
Liability recognised on the balance sheet date	**(16.1)**	(17.2)	(21.2)	**(5.7)**	(6.0)	(6.3)	**(21.8)**	(23.2)	(27.5)

The funding policy for the schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

The expected rates of return reflect the Group's best estimate of the investment returns (net of tax and expenses) that will be earned on each asset class over the long term. The expected return on assets in the analysis of the income statement is based on weighted average returns using these rates, and taking into account the asset allocation of each plan.

25. Pensions and other post-retirement benefits continued

%	North America 2007	2006	2005
Long term expected return on assets			
Equities	**8.3**	8.8	8.3
Government bonds	**4.5**	4.8	4.7
Corporate bonds	**5.5**	5.8	5.1
Other	**3.0**	3.0	4.0
Total	**6.7**	7.3	6.6

	North America		Rest of World		Total	
	2007	2006	**2007**	2006	**2007**	2006
Analysis of income statement charge	**£'m**	£'m	**£'m**	£'m	**£'m**	£'m
Current service cost	**0.3**	0.3	**0.8**	0.8	**1.1**	1.1
Interest cost	**2.5**	2.7	**0.2**	0.2	**2.7**	2.9
Expected return on assets	**(2.0)**	(1.9)	**(0.1)**	-	**(2.1)**	(1.9)
Immediate recognition of losses/(gains) arising over the year	**-**	-	**0.2**	(0.1)	**0.2**	(0.1)
Losses due to settlements, curtailments and termination benefits	**0.3**	0.2	**-**	-	**0.3**	0.2
Expense recognised in income statement	**1.1**	1.3	**1.1**	0.9	**2.2**	2.2

Current service costs and curtailment gains/losses and termination benefits in respect of underlying trading operations have been recognised in the income statement within administrative expenses. Curtailment gains/losses in respect of non-recurring restructuring activity have been recognised in the income statement in restructuring costs. Net interest payable of £0.6 million (2006: £1.0 million) has been recognised within finance costs (see note 6).

	North America		Rest of World		Total	
	2007	2006	**2007**	2006	**2007**	2006
Changes to the fair value of scheme assets during the year	**£'m**	£'m	**£'m**	£'m	**£'m**	£'m
Fair value of scheme assets at beginning of year	**28.8**	29.9	**0.6**	0.6	**29.4**	30.5
Expected return on assets	**2.0**	1.9	**0.1**	-	**2.1**	1.9
Actual employer contributions	**2.7**	3.2	**1.1**	1.0	**3.8**	4.2
Contributions by plan participants	**0.2**	0.1	**-**	-	**0.2**	0.1
Net benefits paid out	**(4.5)**	(3.1)	**(1.6)**	(1.0)	**(6.1)**	(4.1)
Actuarial gains on assets	**2.0**	0.5	**0.7**	0.1	**2.7**	0.6
Settlements	**(1.5)**	-	**-**	-	**(1.5)**	-
Foreign currency exchange rate changes	**(0.5)**	(3.7)	**0.1**	(0.1)	**(0.4)**	(3.8)
Fair value of plan assets at end of year	**29.2**	28.8	**1.0**	0.6	**30.2**	29.4

	North America		Rest of World		Total	
	2007	2006	**2007**	2006	**2007**	2006
Changes to the defined benefit obligation during the year	**£'m**	£'m	**£'m**	£'m	**£'m**	£'m
Defined benefit obligation at beginning of year	**46.0**	51.1	**6.6**	6.9	**52.6**	58.0
Current service cost	**0.3**	0.3	**0.8**	0.8	**1.1**	1.1
Interest cost	**2.5**	2.7	**0.2**	0.2	**2.7**	2.9
Contributions by plan participants	**0.2**	0.1	**-**	-	**0.2**	0.1
Actuarial losses/(gains) on scheme liabilities *	**2.9**	1.0	**0.7**	(0.1)	**3.6**	0.9
Net benefits paid out	**(4.5)**	(3.1)	**(1.6)**	(1.0)	**(6.1)**	(4.1)
Gains due to settlements and curtailments	**(1.2)**	(0.1)	**-**	-	**(1.2)**	(0.1)
Liabilities disposed of	**-**	-	**(0.6)**	-	**(0.6)**	-
Termination benefits	**-**	0.3	**-**	-	**-**	0.3
Foreign currency exchange rate changes	**(0.9)**	(6.3)	**0.6**	(0.2)	**(0.3)**	(6.5)
Defined benefit obligation at end of year	**45.3**	46.0	**6.7**	6.6	**52.0**	52.6

* Includes changes to the actuarial assumptions

25. Pensions and other post-retirement benefits continued

	North America		Rest of World		Total	
	2007	2006	**2007**	2006	**2007**	2006
	£'m	£'m	**£'m**	£'m	**£'m**	£'m
Actual return on scheme assets	**4.0**	2.4	**0.1**	0.1	**4.1**	2.5
Analysis of amounts recognised in the Statement of Recognised Income and Expense						
Total actuarial (losses)/gains recognised in the year	**(0.9)**	(0.5)	**0.2**	0.2	**(0.7)**	(0.3)
Total losses in the Statement of Recognised Income and Expense	**(0.9)**	(0.5)	**0.2**	0.2	**(0.7)**	(0.3)
Cumulative amount of losses recognised in the Statement of Recognised Income and Expense	**(7.1)**	(6.2)	**(1.3)**	(1.5)	**(8.4)**	(7.7)

A 1% increase in assumed medical cost trend rates would increase the aggregate charge in the income statement by £0.1 million (2006: £0.1 million) and increase the net liability by £0.8 million (2006: £0.8 million). A 1% decrease in assumed medical cost trend rates would reduce the aggregate charge in the income statement by £0.1 million (2006: £0.1 million) and reduce the net liability by £0.6 million (2006: £0.7 million).

	North America			Rest of World			Total		
	2007	2006	2005	**2007**	2006	2005	**2007**	2006	2005
History of Asset Values, Defined Benefit Obligations	**£'m**	£'m	£'m	**£'m**	£'m	£'m	**£'m**	£'m	£'m
Fair value of assets	**29.2**	28.8	29.9	**1.0**	0.6	0.6	**30.2**	29.4	30.5
Defined benefit obligations	**45.3**	46.0	51.1	**6.7**	6.6	6.9	**52.0**	52.6	58.0
Deficit	**(16.1)**	(17.2)	(21.2)	**(5.7)**	(6.0)	(6.3)	**(21.8)**	(23.2)	(27.5)
Experience gains/(losses) on scheme assets	**2.0**	0.5	(0.4)	**0.7**	0.1	0.1	**2.7**	0.6	(0.3)
Experience losses on scheme liabilities	**(2.3)**	(1.4)	(0.6)	**(0.3)**	–	(1.8)	**(2.6)**	(1.4)	(2.4)

	North America £'m	Rest of World £'m	Total £'m
Employer contributions in 2008 are estimated to be as follows:	2.1	0.1	2.2

BBA Group Income and Protection Plan

Prior to the demerger in November 2006, the employees of the Group's UK operations participated in the BBA Group Income and Protection Plan, a funded defined benefit final salary pension plan. The BBA Group Income and Protection Plan shared risks between entities in the BBA Group and the Fiberweb Group. No apportionment of the assets and liabilities of this scheme has been made to the Group in these financial statements on the basis that there is no contractual agreement or stated policy for allocating the plan between the companies or businesses, and under IAS 19, the assets, liabilities, income and expenses are recognised in the financial statements of the sponsoring employer of the plan, BBA Aviation plc.

Contributions payable by Group entities to the BBA Group Income and Protection Plan were determined with reference to the salaries of the employees of Group entities who participated in the scheme. As from the demerger, the Group has no obligation to make further contributions to this scheme. The charge recognised in the year was £nil (2006: £0.2 million).

26. Deferred tax

	Fixed assets £'m	Other assets £'m	Goodwill and intangibles £'m	Tax losses and tax credits £'m	Retirement benefits £'m	Total £'m
At 1st January 2007	(40.9)	3.1	(5.8)	1.3	7.0	(35.3)
Amounts derecognised on disposal of businesses	0.5	-	-	-	-	0.5
Credited/(charged) in year	19.3	(4.7)	6.0	(1.4)	(7.3)	11.9
Recognised directly in equity	-	0.6	-	-	-	0.6
Exchange adjustments	(1.7)	0.1	(0.2)	-	0.3	(1.5)
At 31st December 2007	**(22.8)**	**(0.9)**	**-**	**(0.1)**	**-**	**(23.8)**

In accordance with IAS 12, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2007 £'m	2006 £'m
Deferred tax liabilities	**(24.3)**	(35.3)
Deferred tax assets	**0.5**	-
	(23.8)	(35.3)

At the balance sheet date, the group has unrecognised deferred tax assets relating to tax losses and other temporary differences of £18.3 million (2006: £10.0 million) available for offset against future profits. These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities cannot be predicted accurately at this time. The Group's tax losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was £2.5 million (2006: £7.6 million). No liability has been recognised in respect of these differences because the group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates are insignificant.

27. Share-based payments

Up to the date of demerger, certain directors and employees of Fiberweb were entitled to participate in the share option schemes of the former parent company.

Since demerger, Fiberweb has issued its own share-based payment compensation plans. In the year ended 31st December 2007, the Group recognised a total expense, within staff costs, in relation to share-based payments under equity-settled schemes of £0.5 million (2006: £0.1 million).

The schemes in operation during the year are as follows.

Demerger Share Plan ("DSP")

The DSP provides for the grant of free shares in the form of contingent shares. The award of shares under the DSP was made on 27th November 2006.

Shares in relation to the award will be released to participants at the end of an expected two year performance period, dependent on the extent to which the performance conditions have been satisfied. Subject to good leaver provisions, awards are forfeited if the employee leaves before the end of the vesting period.

Fifty per cent of the shares awarded under the grant are governed by a Total Shareholder Return ("TSR") market-based performance condition. The remaining fifty per cent are governed by an Earnings per Share ("EPS") performance condition.

No DSP awards were granted during the year (2006: 2,091,250 shares were granted). The Group recognised a total expense in relation to DSP awards of £0.4 million (2006: £72,000). Awards outstanding at the end of the year were 1,681,098 (2006: 2,091,250). The weighted average fair value of the DSP awards during the period is 148.2 pence per share or £2.5 million (2006: £3.1million) in total.

Long Term Incentive Plan ("LTIP")

The LTIP provides for the grant of free shares in the form of contingent shares. The award of shares under the LTIP was made on 27th November 2006.

Shares in relation to the award will be released to participants at the end of an expected three year performance period, dependent on the extent to which the performance conditions have been satisfied. Subject to good leaver provisions, awards are forfeited if the employee leaves before the end of the vesting period.

Fifty per cent of the shares awarded under the grant are governed by a TSR market-based performance condition. The remaining fifty per cent is governed by an EPS performance condition.

No LTIP awards were granted during the year (2006: 1,143,938 were granted). The Group recognised a total expense in relation to LTIP awards of £0.1 million (2006: £27,000). Awards outstanding at the end of the year were 979,153 (2006: 1,143,938). The weighted average fair value of the LTIP awards during the period is 150.9 pence per share or £1.5 million (£1.7million) in total.

27. Share-based payments continued

Fair value assumptions

The fair value of shares awarded under the plans has been calculated using the market value of shares adjusted to take into account the TSR market-based performance condition where applicable. The calculation has been performed using the stochastic pricing model. The assumptions made in performing the calculation for each award are listed below:

2007	DSP	LTIP
Grant date	27th November 2006	27th November 2006
Number of participants	100	28
Performance period	2 years	3 years
Stochastic model assumptions:		
– Share price at grant date (pence)	188.75	188.75
– Exercise price (pence)	–	–
– Volatility	28.0%	28.0%
– Expected dividend yield	2.5%	2.5%
Fair value of shares:		
– TSR element (pence)	107.59	113.06
– EPS element (pence)	188.75	188.75

Expected volatility for the grants is based on the historical volatility taking into account the expected vesting term for each grant. Awards of shares with no exercise price are not affected by the risk free rate of interest. In calculating the income statement charge in relation to the EPS element of the plans, an expected vesting percentage of nil% (2006: 30%) has been applied to the fair values. This vesting percentage has been calculated after taking into account expected staff retention rates and the probabilities attached to attainment of the performance condition.

The total charge for the year relating to employee share-based payment plans was £0.5 million (2006: £0.1 million), all of which related to equity-settled share-based payment transactions. After deferred tax, the total charge to the income statement was £0.5 million (2006: £45,000). Details of the share options outstanding during the year are as follows:

	Number of share options
Outstanding at the beginning of the year	3,235,188
Expired during the year	574,937
Outstanding at the end of the year	2,660,251

The weighted average exercise price of all share options outstanding at December 2007 and 2006 was nil.

28. Share capital

	2007 £'m	2006 £'m
Authorised: 200 million (2006: 200 million) ordinary shares of 5p (2006: 5p) each	**10.0**	10.0
Issued and fully paid ordinary shares of 5p	**6.1**	6.1
Number of shares in issue		
Beginning and end of year	**122,440,375**	122,440,375

The Company has one class of ordinary shares which carry no right to fixed income.

There were no changes to the Group's share capital during the year ended 31st December 2007.

Fiberweb plc issued two £1 shares to former parent company BBA Aviation plc ("BBA") on 3rd April 2006. The £1 shares were converted to ordinary 5p shares on 7th September 2006 and a further 100 shares were issued at par to BBA, bringing the total holding to 140 shares. 5,588,944 shares were issued at £2.00 on 7th September 2006 in exchange for shares in Terram Limited. 57,778,925 shares were issued at £1.48 in exchange for shares in Fiberweb's US operations on 15th November 2006. A further 59,072,366 shares were issued on demerger on 16th November 2006 at £1.48 in relation to the debt converted by the former parent company.

Given that Group Reconstruction Relief is available under section 132 of the Companies Act 1985 ("the Act"), the Group has taken advantage of the related option under section 133 (1) of the Act to record the premiums on the shares issued in satisfaction of the acquisition of Terram and the US subsidiaries, of £10.9 million and £82.6 million respectively, as a total credit of £93.5 million to the merger reserve (see note 29).

29. Movements on reserves

	Share premium £'m	Merger reserve £'m	Other reserve £'m	Capital reserve £'m	Hedging reserve £'m	Translation reserve £'m	Retained Earnings £'m
As at 1st January 2006	84.5	93.5	86.3	-	-	18.7	7.4
Exchange differences on translation of foreign operations	-	-	-	-	-	(20.0)	-
Actuarial losses	-	-	-	-	-	-	(0.3)
Loss for the year	-	-	-	-	-	-	(69.3)
Increase in fair value of cash flow hedging derivatives	-	-	-	-	0.5	-	-
Share option costs	-	-	-	0.1	-	-	-
Adjustments on demerger	-	-	6.8	-	-	-	(1.8)
Dividends paid to former parent company	-	-	-	-	-	-	(5.5)
Capital contribution by former parent company	-	-	-	-	-	-	90.0
As at 1st January 2007	**84.5**	**93.5**	**93.1**	**0.1**	**0.5**	**(1.3)**	**20.5**
Exchange differences on translation of foreign operations	-	-	-	-	-	9.4	-
Actuarial losses	-	-	-	-	-	-	(0.7)
Deferred tax on items taken directly to reserves	-	-	-	-	-	-	0.6
Loss for the year	-	-	-	-	-	-	(112.5)
Loss on interest rate cash flow hedges	-	-	-	-	(1.7)	-	-
Transfer to income: Interest rate swaps	-	-	-	-	(0.3)	-	-
Share option costs	-	-	-	0.5	-	-	-
Dividends paid	-	-	-	-	-	-	(7.0)
As at 31st December 2007	**84.5**	**93.5**	**93.1**	**0.6**	**(1.5)**	**8.1**	**(99.1)**

On demerger, BBA waived loans owed to it by Fiberweb entities totalling £90.0 million and creating distributable reserves in Fiberweb plc. BBA also converted £87.4 million of debt to equity in Fiberweb plc. The merger reserve comprises the excess between the nominal value of the shares issued in consideration of the transfer of subsidiaries and the book value of those subsidiary investments transferred.

The other reserve comprises adjustments in respect of the Group reorganisation which took place as part of the demerger. This reserve primarily represents the difference between the capital structure of the Fiberweb entities that were owned directly by BBA prior to the demerger and the capital structure of Fiberweb plc and its subsidiaries after completion of the demerger restructuring. This reserve is not distributable.

The capital reserve represents amounts accrued in respect of the cost of equity-settled share options in accordance with IFRS 2 "Share-based Payments" (see note 27).

The hedging reserve represents unrealised gains or losses on hedge instruments.

The translation reserve represents the gains or losses on translation of the Group's overseas subsidiaries.

30. Reconciliation of movements in total shareholders' equity

	2007 £'m	2006 £'m
Total recognised (expense)/income for the year	**(105.2)**	0.9
Equity dividends paid to former parent company	**-**	(5.5)
Equity dividends paid to shareholders	**(7.0)**	-
Movement on reserve for share option costs	**0.5**	0.1
Revaluation gain recycled to profit for the year	**-**	(1.8)
Capitalisation of subsidiary loans prior to demerger	**-**	6.8
Net movement in total shareholders' equity for the year	**(111.7)**	0.5
Total shareholders' equity at beginning of year	**297.0**	296.5
Total shareholders' equity at end of year	**185.3**	297.0

£6.8 million credited to the other reserve during the year ended 31st December 2006 comprises the capitalisation of loans from the former parent company to Fiberweb subsidiaries in 2006.

31. Cash flow from operating activities

	2007 £'m	2006 £'m
Operating loss from continuing operations	**(89.3)**	(35.3)
Operating profit/(loss) from discontinued operations	**0.3**	(34.2)
Share of profit from associates	**(0.2)**	(0.6)
Loss from operations	**(89.2)**	(70.1)
Depreciation of property, plant and equipment	**32.6**	37.2
Amortisation of intangible assets	**0.9**	1.2
Loss/(profit) on sale of property, plant and equipment	**0.6**	(0.3)
Increase in provisions	**0.6**	4.3
Additional pension scheme contributions	**(2.6)**	(3.1)
Share-based payments	**0.5**	0.1
Loss on disposal of CNC (see note 15)	**-**	1.6
Goodwill impairment (see note 13)	**46.7**	14.6
Non-cash impairment and asset write downs (see note 14)	**43.5**	69.1
Non-recurring inventory write-downs	**5.8**	-
Other non-cash non-recurring items	**(0.9)**	-
Other non-cash items	**(0.9)**	(0.7)
Operating cash flows before movement in working capital	**37.6**	53.9
Decrease/(increase) in working capital	**2.4**	(3.1)
Cash generated by operations	**40.0**	50.8
Income taxes paid	**(3.1)**	(6.8)
Net cash from operating activities	**36.9**	44.0

32. Disposal of subsidiary undertakings

(i) As referred to in note 9, on 25th May 2007 the Group disposed of its interests in Fiberweb Tenotex SAU and Fiberweb Holdings SLU and the trade and assets of Fiberweb Tecnofibra Srl and the Bethune hygiene wipes business within Fiberweb Inc. The results of these businesses have been classified as discontinued operations in these consolidated financial statements.

The net assets of the disposal group at the date of disposal and at 31st December 2006 were as follows:

	Note	**25 May 2007 £'m**	31 December 2006 £'m
Property, plant and equipment	14	**29.6**	31.3
Intangible assets	13	**0.1**	0.2
Inventories		**10.2**	11.1
Trade receivables		**14.5**	13.1
Other receivables		**0.7**	0.8
Bank balances and cash		**1.0**	0.8
Retirement benefit obligation		**(0.6)**	(0.6)
Deferred tax liability	26	**(0.5)**	(0.4)
Trade payables		**(7.2)**	(9.1)
Other payables		**(3.1)**	(2.9)
External borrowings		**(2.9)**	(2.9)
Attributable goodwill	13	**18.9**	18.9
Cumulative translation reserve		**0.9**	0.6
		61.6	60.9
Loss on disposal	9	**(20.9)**	
Total consideration (net of disposal costs)		**40.7**	
Satisfied by – Cash		**40.7**	

The impact of the disposal group on the Group's results in the current and prior periods is disclosed in note 3.

(ii) At the end of June 2007, the Group sold the fixed assets and working capital of its cotton bleaching business at Griswoldville, Massachusetts to Barnhardt Manufacturing Company. This activity was not material to the Group's operations and, accordingly, this disposal has not been classified as discontinued operations. The Group realised a loss on disposal of £0.8 million, which is included within Restructuring Costs as described in note 6. The net assets of the entity at the date of disposal and at 31st December 2006 were as follows:

	Note	**30 June 2007 £'m**	31 December 2006 £'m
Property, plant and equipment	14	**1.3**	1.3
Inventories		**1.0**	0.9
Other receivables		**-**	0.1
Trade payables		**(0.2)**	(0.1)
Other payables		**-**	(0.1)
		2.1	2.1
Loss on disposal	6	**(0.8)**	
Total consideration (net of disposal costs)		**1.3**	
Satisfied by – Cash		**1.3**	

33. Acquisition of subsidiary undertakings

There were no acquisitions during the year ended 31st December 2007.

The Group acquired the entire issued share capital of Blowitex Vliesstoffe International GmbH ("Blowitex") on 1st April 2006. The directors performed an exercise to establish the fair value of the assets and liabilities of this acquisition. The goodwill arising on the acquisition was £2.6 million (note 13).

	Book and fair value to the Group £'m
Intangible assets	0.2
Property, plant and equipment	1.5
Inventories	0.7
Receivables	1.0
Payables	(2.6)
Taxation	(0.2)
Net borrowings	(0.4)
Net assets	0.2
Goodwill	2.6
Cash consideration (including deferred consideration)	2.8
Deferred consideration	(0.5)
Net cash consideration in the year	2.3

In the year ended 31st December 2006, the acquisition of Blowitex contributed £1.0 million to the Group profit before tax, £0.2 million to net operating cash flows, paid £0.2 million in respect of taxation, paid £0.1 million in respect of capital expenditure and utilised £nil for other investing activities.

If the acquisition had been completed on 1st January 2006, total revenue from acquisitions for the year ended 31st December 2006 would have been £14.4 million and the loss for the year would have been lower by £0.2 million.

34. Contingent liabilities

The Fiberweb business is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in Fiberweb North America. Any liabilities are likely to be mitigated by legal defences, insurance, reserves and third party indemnities.

The directors do not currently anticipate that the outcome of such proceedings and claims, either individually or in aggregate, will have a material adverse effect upon Fiberweb's financial position.

35. Related party transactions

Transactions between Fiberweb plc and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between Fiberweb and other related parties are detailed below.

Compensation of key management personnel
The remuneration of directors and other members of key management personnel of the Group is set out below in aggregate.

	2007 £'m	2006 £'m
Short-term benefits	**2.2**	2.9
Post-employment benefits	**0.2**	0.1
Termination benefits	**0.8**	0.4
	3.2	3.4

Amounts included in the above expense that are outstanding at 31st December 2007 are £0.7 million (2006: £nil).

Other related party transactions

	2007 £'m	2006 £'m
Dividends to BBA Group (see note 10)	-	5.5
Costs recharged to Group entities by BBA Group	-	0.6
Insurance premiums recharged to Group entities by BBA Group	-	3.7
Net interest payable to BBA Group (see note 7)	-	(12.1)
Net amounts owed by BBA Group		
– tax indemnity (see note 18)	**3.5**	3.5
– other (see note 18)	-	1.0

As part of the demerger transaction, £90.0 million of debt owed by Fiberweb to BBA was waived. A further £87.4 million of debt owed by Fiberweb to BBA was capitalised. Further information with respect to these transactions is detailed in note 29.

Contributions made during the year to the BBA income and protection plan amounted to £nil (2006: £0.2 million) – see note 25.

During the year ended 31st December 2006, an entity in the Group rented office accommodation from a company controlled by Robert Rufli, a member of the management of that entity until his retirement in September 2006. The rental agreement was entered into in the ordinary course of business and on an arm's length basis. Rental payments for the year amounted to £nil (2006: £0.1 million).

On the 17th November 2006, the Fiberweb plc Group was listed on the London Stock Exchange. Fiberweb plc is the parent and controlling entity of the Group. Prior to this date, the ultimate parent and controlling entity of the Group was BBA Aviation plc (formerly BBA Group plc).

36. Subsidiary and associated undertakings

The detailed list of the principal subsidiary and associated undertakings of the Group as at 31st December 2007 is shown in note 3 to the Company financial statements.

Independent Auditors' Report to the members of Fiberweb plc

We have audited the parent company financial statements of Fiberweb plc for the year ended 31 December 2007 which comprise the Balance Sheet and the related notes 1 to 13. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the group financial statements of Fiberweb plc for the year ended 31 December 2007 and on the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion
In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2007;
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England

26th February 2008

Company Balance Sheet

As at 31st December 2007

	Note	2007 £'m	2006 £'m
Fixed assets			
Investments in subsidiaries	3	**298.3**	353.5
Property, plant and equipment	4	**0.6**	3.9
		298.9	357.4
Current assets			
Debtors	5	**20.2**	5.1
Cash at bank and in hand		**1.9**	0.5
		22.1	5.6
Creditors – amounts falling due within one year			
Trade and other creditors	6	**(4.6)**	(2.9)
Bank overdrafts		**(7.4)**	-
Corporation tax		**(4.0)**	-
		(16.0)	(2.9)
Net current assets		**6.1**	2.7
Total assets less current liabilities		**305.0**	360.1
Creditors – amounts falling due after more than one year			
Bank loans	7	**(130.7)**	(180.2)
NET ASSETS		**174.3**	179.9
EQUITY			
Called-up share capital	9	**6.1**	6.1
Share premium account	10	**84.5**	84.5
Capital reserve	11	**0.6**	-
Profit and loss account	12	**83.1**	89.3
	13	**174.3**	179.9

The financial statements were approved by the Board of directors and authorised for issue on 26th February 2008. They were signed on its behalf by:

Daniel Abrams
Director

As permitted by section 230 of the Companies Act 1985 the Company has elected not to present its own profit and loss account for the year. Fiberweb plc reported a profit for the year ended 31st December 2007 of £0.8 million (first financial period ended 31st December 2006: a loss of £0.7 million).

The Company audit fee is included within the Group audit fee in the current year and cannot be separately identified.

The accompanying notes are an integral part of this balance sheet.

Notes to the Company Balance Sheet

For the year ended 31st December 2007

1. Basis of accounting

The financial statements have been prepared using the historical cost convention and in accordance with applicable United Kingdom law and accounting standards.

The principal accounting policies are set out below. They have all been applied consistently throughout the period.

The Company has taken advantage of the exemption contained in FRS1 "Cash Flow Statements" and has not produced a cash flow statement. The Company has taken advantage of the exemption contained in FRS8 "Related Party Transactions" and has not reported transactions with fellow Group undertakings.

Investments

Investments in subsidiary and associated undertakings are stated at cost less provision for impairment. Given that Group Reconstruction Relief is available under section 132 of the Companies Act 1985 ("the Act"), the Company has taken advantage of the related option under section 133 (1) of the Act to record the cost of the investments in Terram and the US subsidiaries at the nominal value of the shares issued in satisfaction of the acquisition.

Treasury

Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement.

Derivative financial instruments are accounted for and presented under FRS26 (Revised) "Financial Instruments - Measurement" and FRS25 "Financial Instruments - Disclosure and Presentation". Derivative financial instruments utilised by the company comprise foreign exchange contracts, interest rate swaps and commodity derivatives. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Group in line with the Group's risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on hedges is deferred in reserves until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Financial instruments

Financial assets and financial liabilities are recognised on the Company's balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issue costs.

1. Basis of accounting continued

Share-based payments

The Company has for the first time this year adopted the requirements of FRS 20 *Share-based Payments*.

Fiberweb plc operates two share-based compensation plans which are detailed in note 27 to the consolidated financial statements. Under FRS 20 the equity-settled share-based payments under these schemes are measured at fair value at the date of grant. The fair value determined at the grant date is expensed within staff costs in the income statement on a straight line basis over the vesting period based on the Group's estimate of shares that will eventually vest and adjusted for the effect of non-market based vesting conditions.

The fair value of shares awarded under the plans has been calculated using the stochastic pricing model using the market value of shares adjusted to take into account market based performance conditions where applicable.

The charge is adjusted each year to reflect the expected and actual level of vesting.

Tangible fixed assets

Property, plant and equipment is stated in the balance sheet at cost. Depreciation is provided on the cost or valuation of property, plant and equipment less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Leasehold improvements	over the term of the lease
Office fixtures and equipment	3-5 years
Plant and equipment	10 years

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future leases are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases), the rental payments are charged to the income statement on a straight line basis over the lives of the leases.

Pension and post-retirement benefits

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is provided in full on all liabilities. In accordance with FRS 19, deferred tax assets are recognised to the extent it is regarded that it is more likely than not that they will be recovered. Deferred tax assets and liabilities have not been discounted.

2. Dividends

The Company paid dividends of £7.0 million during the year (2006: £nil) in respect of the final dividend of 3.95 pence for the year ended 31st December 2006 and the interim dividend of 1.70 pence for the year ended 31st December 2007.

In respect of the current year, the directors propose that a final dividend of 2.50 pence per share (2006: 3.95 pence per share) will be paid to shareholders on 27th May 2008. This dividend is subject to approval by shareholders at the Annual General Meeting and in accordance with FRS 21, "Events after the Balance Sheet Date", has not been recorded as a liability in these financial statements. The proposed dividend is payable to all shareholders on the Register of Members on 25th April 2008. The estimated total cost of the final dividend payable is £3.1 million (2006: £4.8 million).

3. Investments

Cost and carrying value	Investment in subsidiaries £'m	Loans to subsidiaries £'m	Total £'m
As at 1st January 2007	3.2	350.3	353.5
Additions in the year	-	-	-
Loans repaid in the year	-	(60.7)	(60.7)
Exchange gains	-	5.5	5.5
As at 31st December 2007	**3.2**	**295.1**	**298.3**

Notes to the Company Balance Sheet continued

For the year ended 31st December 2007

3. Investments continued

The following is a list of the principal subsidiary and associated undertakings of the Group as at 31st December 2007, each of which is wholly-owned unless otherwise stated. Subsidiaries marked * are owned directly by the company.

Name	Country of incorporation and principal operation	% owned
Subsidiaries		
Fiberweb Bidim Industria e Comecio de Nao-Tecidos Ltda	Brazil	
Fiberweb China Airlaid Company Limited	China	
Fiberweb France SAS	France	
Fiberweb Holdings France SAS	France	
Fiberweb Holdings Deutschland GmbH	Germany	
Fiberweb Berlin GmbH	Germany	
Fiberweb Corovin GmbH	Germany	
Fiberweb Linotec Developments GmbH	Germany	
Terram Geotextilien GmbH	Germany	
Fiberweb Industrial Nonwovens GmbH	Germany	
Fiberweb Joint Venture Holdings GmbH	Germany	
Fiberweb Blowitex GmbH	Germany	
Fiberweb Asia Pacific Limited	Hong Kong	
Fiberweb Italia SpA	Italy	
Korma SpA	Italy	
Fiberweb Tecnofibra SpA	Italy	
Tenotex SpA	Italy	
Fiberweb de Mexico SA de CV	Mexico	
Fiberweb Non Wovens Mexico SA de CV	Mexico	
Fiberweb Veratec SA de CV	Mexico	
Fiberweb Holdings Sweden AB	Sweden	
Fiberweb Industrial Holdings Sweden AB	Sweden	
Fiberweb Sweden AB	Sweden	
Fiberweb Switzerland AG	Switzerland	
Fiberweb Holdings Limited *	UK	
Fiberweb US Holdings Limited *	UK	
Terram Limited*	UK	
Fiberweb Simpsonville Incorporated	USA	
Fiberweb Washougal Incorporated	USA	
Fiberweb Incorporated	USA	
Fiberweb Industrial Textiles Incorporated	USA	
Fiberweb USA Holdings Incorporated	USA	
Fiberweb China Holdings BV	Netherlands	
Fiberweb Holdings Netherlands BV	Netherlands	
Associates and other investments		
Coratech GmbH	Germany	25.1
Coronor Composites GmbH	Germany	50
Advanced Design Concepts GmbH	Germany	50
Saudi German Nonwovens Products Co.	Saudi Arabia	15
Cordustex (Pty) Limited	South Africa	10

4. Property, plant and equipment

Cost	Leasehold improvements £'m	Fixtures & fittings £'m	Plant & machinery £'m	Total £'m
As at 1st January 2007	0.2	0.3	3.5	4.0
Additions in the year	-	0.3	-	0.3
Asset write downs in respect of non-recurring items	-	-	(3.5)	(3.5)
As at 31st December 2007	**0.2**	**0.6**	**-**	**0.8**
Depreciation				
As at 1st January 2007	-	-	0.1	0.1
Asset write downs in respect of non-recurring items	-	-	(0.1)	(0.1)
Charged in the year	0.1	0.1	-	0.2
As at 31st December 2007	**0.1**	**0.1**	**-**	**0.2**
Net book value at 31st December 2007	**0.1**	**0.5**	**-**	**0.6**
Net book value at 31st December 2006	0.2	0.3	3.4	3.9

During the year, assets of £3.4 million were written down to £nil as a result of discounted cash flows in respect of these assets no longer supporting their carrying value.

5. Debtors

	2007 £'m	2006 £'m
Amounts owed by subsidiary undertakings	**19.6**	0.5
Amounts owed by former parent company	**-**	1.0
Other debtors	**0.1**	0.1
Prepayments	**0.1**	2.7
Derivative financial instruments	**0.4**	-
VAT recoverable	**-**	0.8
	20.2	5.1

Amounts owed by subsidiary undertakings comprise management recharges and loan interest invoiced in December.

6. Creditors – amounts falling due within one year

	2007 £'m	2006 £'m
Trade creditors	**0.5**	0.8
Accruals and deferred income	**2.4**	1.5
Other taxes and social security	**0.1**	0.6
Other creditors	**1.6**	-
	4.6	2.9

7. Creditors – amounts falling due after more than one year

	2007 £'m	2006 £'m
Bank loans – repayable between two and five years	**131.6**	181.3
Less: unamortised prepaid facility fees	**(0.9)**	(1.1)
	130.7	180.2

Since demerger, the Company's primary source of funds is a $439.5 million multi currency, revolving credit facility ('RCF') provided by a syndicate of several international banks, maturing in 2011. Borrowings under that facility are in Euro, US Dollars and Swedish Krona for maturities of up to six months. All amounts drawn down are at floating interest rates. The effective rates on borrowings are not materially different from their nominal interest rates.

The RCF is guaranteed by a number of the Group's trading entities in respect of the parent's liabilities.

At year end the Company had available $177.3 million (2006: $84.0 million) of undrawn committed borrowing facilities.

8. Share-based payments

Since demerger, Fiberweb has issued its own share-based payment compensation plans. These plans are explained in detail in note 27 to the consolidated financial statements.

9. Called-up share capital

	2007 £'m	2006 £'m
Authorised: 200 million ordinary shares of 5p each	**10.0**	10.0
Issued and fully paid ordinary shares of 5p	**6.1**	6.1

Number of shares in issue		
Beginning and end of year	**122,440,375**	122,440,375

There were no changes to the Company's share capital during the year ended 31st December 2007.

Fiberweb plc was incorporated on 22nd January 2006. Fiberweb plc issued two £1 shares to former parent company BBA plc ("BBA") on 3rd April 2006. The £1 shares were converted to ordinary 5p shares on 7th September 2006 and a further 100 shares were issued at par to BBA, bringing the total holding to 140 shares. 5,588,944 shares were issued at £2.00 on 7th September 2006 in exchange for shares in Terram Limited. 57,778,925 shares were issued at £1.48 in exchange for shares in Fiberweb's US operations on 15th November 2006. A further 59,072,366 shares were issued on demerger on 16th November 2006 at £1.48 in relation to the debt converted by the former parent company.

Given that Group Reconstruction Relief is available under section 132 of the Companies Act 1985 ("the Act"), the Company has taken advantage of the related option under section 133 (1) of the Act to record the cost of the investments in Terram and the US subsidiaries at the nominal value of the shares issued in satisfaction of the acquisition.

10. Share premium account

	2007 £'m	2006 £'m
As at 1st January	**84.5**	-
Premium arising on issue of equity shares	**-**	84.5
As at 31st December 2007	**84.5**	84.5

11. Capital Reserve

As a first time adopter of FRS 20 *Share-based Payments*, equity-settled share based payments are credited to an equity reserve. The Company recognised a total expense, within staff costs, in relation to share-based payments under equity-settled schemes of £0.5 million (2006: £0.1 million)

	2007 £'m	2006 £'m
As at 1st January	**-**	-
Liability as at 31st December 2006 reclassified from accruals on adoption of FRS 20	**0.1**	-
Cost of share-based payments during the year	**0.5**	-
As at 31st December 2007	**0.6**	-

12. Profit and loss account

	2007 £'m	2006 £'m
As at 1st January	**89.3**	-
Capital contribution from former parent company	**-**	90.0
Dividends paid	**(7.0)**	-
Profit/(loss) for the year	**0.8**	(0.7)
As at 31st December	**83.1**	89.3

13. Reconciliation of movements in equity shareholders' funds

	2007 £'m	2006 £'m
As at 1st January	**179.9**	-
Profit/(loss) for the year	**0.8**	(0.7)
Dividends paid	**(7.0)**	-
Addition of capital reserves	**0.6**	-
Capital contribution from former parent company	**-**	90.0
Issue of share capital	**-**	90.6
As at 31st December	**174.3**	179.9

Equity comprises share capital, share premium, capital reserve and retained earnings.

Three Year Review

The Group was demerged from BBA Aviation plc in November 2006. Proforma results showing performance for the full years ended 31st December 2006 and 2005, as if the Group had legally existed in its demerged form from 1st January 2005, have been presented below for the purposes of meaningful comparison.

	2007[1] **£'m**	2006[1] £'m	2006 £'m	2005 £'m
Results				
Revenue	**473.6**	499.9	584.7	603.3
Underlying profit from operations	**13.8**	27.1	27.5	47.9
Net finance costs	**(10.8)**	(14.5)	(14.7)	(14.6)
Underlying profit before tax	**3.0**	12.6	12.8	33.3
Restructuring costs and other non-recurring items	**(103.1)**	(62.4)	(97.1)	(13.1)
Total (loss)/ profit before tax	**(100.1)**	(49.8)	(84.3)	20.2
(Loss)/ profit attributable to the equity holders of Fiberweb plc	**(112.5)**	(69.3)	(69.3)	15.3
Assets employed				
Non-current assets	**299.2**	428.7	428.7	530.9
Current assets	**171.7**	216.7	216.7	222.9
Current liabilities	**(103.2)**	(95.9)	(95.9)	(356.0)
Non-current liabilities	**(182.4)**	(252.5)	(252.5)	(101.3)
Net assets	**185.3**	297.0	297.0	296.5
(Loss)/earnings per share	**(76.3)p**	(35.3)p	(56.5)p	12.5p
Adjusted[2] earnings per share	**2.6p**	5.1p	5.4p	19.3p

(1) Figures for the years ended 31st December 2007 and 2006 are presented for continuing operations following the disposal of the Hygiene Wipes business in May 2007. 2006 figures are also shown as originally published (prior to restatement for discontinued operations) for direct comparison with 2005.

(2) Adjusted earnings per share is shown calculated on earnings before restructuring costs and other non-recurring items because the directors consider this gives a better indication of underlying performance.

Shareholder Information

Analysis of Shareholdings

	Number of shareholders	% of total number of shareholders	Number of shares held	% of share capital
Size of holding				
Ordinary shareholdings at 31 December 2007				
1 - 1,000	3,196	81.75	882,757	0.72
1,001 - 5,000	454	11.61	897,213	0.73
5,001 - 10,000	67	1.71	479,955	0.39
10,001 - 50,000	78	1.99	1,749,897	1.43
50,001 - 100,000	17	0.43	1,161,084	0.95
100,001 upwards	98	2.51	117,269,469	95.78
	3,910	**100.00**	**122,440,375**	**100.00**
Holders				
Individuals	3,251	83.14	4,062,718	3.32
Pension funds	12	0.31	10,801	0.01
Nominee and other Companies	637	16.29	117,578,224	96.03
Other	10	0.26	788,632	0.64
	3,910	**100.00**	**122,440,375**	**100.00**

Dividend Re-investment Plan

A scheme which allows you to use your dividend to buy further shares in Fiberweb plc.

Capita IRG Trustees Limited are offering shareholders in Fiberweb plc the opportunity to participate in a Dividend Re-investment Plan (DRIP).

What is a Dividend Re-investment Plan (DRIP).

This is a plan that allows private shareholders to reinvest cash dividends from their investments cheaply and easily back into Fiberweb plc shares and so obtain the benefits of compounding.

How is the plan managed?

The plan is managed by administrator, Capita IRG Trustees Limited (CIRGT). They are authorised and regulated by the Financial Services Authority.

On the dividend date, shareholders who join the plan are still paid the cash dividend, but CIRGT then uses the cash to buy shares in Fiberweb on behalf of the shareholder. Please note that CIRGT may not offer a DRIP for every dividend paid. If a DRIP is not made available, the shareholder will receive the cash dividend.

What are the benefits to shareholders?

- You can increase your shareholding over the long term at lower dealing commission rates that are generally available through retail brokers;
- Compounding effect of increasing shareholding and dividend payments;
- Offers the protection of a regulated service;
- An alternative for overseas shareholders in qualifying countries who may have difficulty cashing sterling dividend cheques due to high bank charges.

What price will the shares be bought at?

CIRGT instructs its broker to buy shares on the dividend payment at the current market price. Deals are aggregated for all Shareholders. Shareholders will not be aware of the share price when they sign up for the DRIP.

What happens to any cash dividend left over?

Any cash dividend left over which is insufficient to purchase a whole share will be carried forward and held, without interest, in a Client Money bank account.

How much does the Plan cost?

The DRIP commission charged to the Shareholders is one per cent of the purchase price of the shares, with a minimum charge of £2.50. Full details of all costs will be sent to you by CIRGT.

How do Shareholders apply?

Enclosed with this Annual Report is a reply paid post card which you should complete and return to Capita Registrars to enable them to send you further information together with a Form of Election. Alternatively you can contact the Registrars by telephone on 0871 664 0381* (if calling from overseas +44 (0) 208 639 3402) or email shares@capitaregisrars.com to request documentation. Please note that to participate in the Plan in respect of the 2007 final dividend payable on 27 May 2008, you must return your Form of Election to Capita Registrars by 2 May 2008. Forms of Election received after this date will be registered, but will not take effect until the next dividend payable.

Share Dealing Services

A quick and easy share dealing service is available to either buy or sell Fiberweb plc shares. An on-line and telephone dealing facility is available providing shareholders with an easy to access and simple to use service.

For further information on this service, or to buy and sell shares, please contact www.capitadeal.com (on-line dealing) or 0871 664 0445* (telephone dealing).

Key Dates

Financial Calendar

Dividend and interest payments:

Final 2007	27 May 2008
Interim 2008	November 2008

Announcement of Group Results

Half year results	August 2008

Share price information

The price of the Company's shares is available from the Investor Relations section of the website at www.fiberweb.com

Registered office

1 Victoria Villas, Richmond on Thames, London TW9 2GW.

Company number 05683352

Company Registrar

Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA.
Telephone: 0871 664 0300*
Email: shareholder.services@capitaregistrars.com
Web site: www.capitaregisrars.com

Please contact the registrars directly if you wish to advise a change of name, address, or dividend mandate. Alternatively, you can view up to date information and manage your shareholding through our Registrars' Share Portal where you will be able to access and maintain your holding at your own convenience. You will require your unique investor code, which can be found on your share certificate or dividend tax voucher. The URL for the portal is www.capitashareportal.com

*calls cost 10p per minute plus network extras



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Printed by Park Communications Limited
Location photography at Fiberweb plc plants by Lawrence White

www.fiberweb.com

Fiberweb™



RECEIVED

2009 MAY 19 A 9:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNEX A

FIBERWEB PLC
9 May 2008

FIBERWEB PLC

Announcements made via a Regulatory Information Service/U.S. Securities and Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.comand on the Fiberweb plc website at www.fiberweb.com

Announcements made via a Regulatory Information Service/U.S. Securities and Exchange Commission:

9 May 2008	Director / PDMR Holding
9 May 2008	Holdings in Company
2 May 2008	Result of AGM
2 May 2008	AGM and IMS
30 April 2008	Disposal of Bidim
28 April 2008	Holdings in Company
22 April 2008	Termination of Talks
16 April 2008	Holdings In Company
7 April 2008	Statement re Possible Offer
28 March 08	Notice of AGM
19 March 2008	Annual Information Update

Documents filed with Companies House/U.S. Securities and Exchange Commission

Date	Document Type	Description
5/5/08	Financial Statement	
5/5/08	Resolutions passed	
5/5/08	Memorandum and Articles of Association	

Fiberweb plc

1 Victoria Villas

Richmond on Thames

London TW9 2GW

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	11:43 09-May-08
Number	0860U

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Fiberweb Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**NO**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**NO**
An event changing the breakdown of voting rights	**NO**
Other (please specify) Change in shareholdings is a result of a change in management relationship	**YES**
3. Full name of person(s) subject to the notification obligation:	Templeton Investment Counsel, LLC
4. Full name of shareholder(s) (if different from 3.):	J P Morgan Chase Bank State Street Bank
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	7 May 08
6. Date on which issuer notified:	8 May 08
7. Threshold(s) that is/are crossed or reached:	9%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord GBP 0.05	18,248,522	18,248,522	11,763,955		11,763,955		9.61%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
11,763,955	9.61%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14. Contact name:	Lori A Weber Assistant Secretary, Franklin Resources Inc
15. Contact telephone number:	954 847 2283

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	11:42 09-May-08
Number	0857U

RNS Number:0857U
Fiberweb Plc
09 May 2008

Fiberweb plc

9 May 2008

Directors' Shareholdings

Fiberweb plc (the "Company") has been informed that the following transaction by a director of the Company took place on 8 May 2008:

Richard Stillwell, Non-Executive Director of Fiberweb plc, purchased 60,000 ordinary shares at a price of 40.5 pence per share. As a result of this transaction Mr Stillwell now beneficially owns 87,500 shares in Fiberweb.

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4 R.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Result of AGM
Released	12:44 02-May-08
Number	6763T

Fiberweb plc

Fiberweb plc announces that all resolutions proposed at its Annual General Meeting held earlier today were duly passed on a show of hands including the resolution authorising the Company to make market purchases of up to 10 per cent of its issued ordinary share capital.

Two copies of the resolutions relating to the special business of the Meeting have been submitted to the UK Listing Authority and will shortly be available for inspection in the UK Listing authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonade
Canary Wharf
London
E14 5HS
Tel: 020 7676 1000

Details of the proxy voting instructions, lodged prior to the meeting are set out below:

	RESOLUTION	For	%	Discretion	%	Against	
1	To receive and adopt the 2007 Report and Accounts	78,563,020	99.76	26,500	0.03	164,581	(
2	To approve the 2007 Remuneration Report	78,536,511	99.73	29,685	0.04	183,792	(
3	To declare the final dividend for 2007	78,682,848	99.95	25,844	0.03	16,025	(
4	To elect Mr Abrams as a director of the Company	78,550,065	99.74	31,734	0.04	173,494	(
5	To re-elect Mr Stillwell as a director of the Company	78,298,306	99.74	31,780	0.04	174,984	(
6	To re-appoint Deloitte & Touche LLP as the auditors	78,560,736	99.75	27,149	0.03	167,844	(
7	To authorise the directors to determine the auditors' remuneration	78,549,642	99.74	35,001	0.04	168,261	(
8	To grant the directors authority to allot relevant securities	78,640,830	99.86	36,546	0.05	73,810	(
9	To approve the disapplication of pre-emption rights	78,706,903	99.94	37,309	0.05	7,243	(
10	To authorise the company to make market purchases of ordinary shares	78,551,555	99.74	33,488	0.04	169,438	(
11	To adopt amended Articles of Association 'A'	78,555,269	99.76	40,342	0.05	152,503	(
12	To adopt amended Articles of Association 'B'	78,554,756	99.75	40,855	0.05	152,874	(

An abstention is not a vote in law and is not counted in the calculation of proportion of votes “For” or “Against” a resolution.

The total shares in issue at 30 April 2008 were 122,440,375, of these 78,756,631 including abstentions (64.32%) were voted.

Total number of ordinary shareholders	3,781
Total number of proxy instructions lodged	421
Percentage of ordinary shareholders who lodged proxies	11.13%

END

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Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	AGM and IMS
Released	07:00 02-May-08
Number	6268T

RNS Number:6268T
Fiberweb Plc
02 May 2008

2 May 2008

Fiberweb plc
("Fiberweb" or the "Company")

AGM and IMS

Fiberweb's Annual General Meeting will take place at 11.30 a.m. today at the offices of Baker & McKenzie LLP, 100 New Bridge Street, London EC4V 6JA.

At the AGM, Malcolm Coster, Chairman, will make the following comments, which constitute the Company's first Interim Management Statement, covering the period from 1 January 2008 to 2 May 2008, as required by the UK Listing Authority's Disclosure and Transparency Rules.

Trading
The start of trading in 2008 has been steady with the margin benefits of actions taken in 2007 coming through. Sales are flat compared to prior year at constant currency. Underlying(1) gross margins are in line with the improvement seen in the second half of 2007 and underlying(1) operating profit is in line with our expectations.

Brazilian Divestment
Earlier this week, the divestment of Bidim, our Brazilian subsidiary, was announced, for £16.6 million in cash, subject to shareholder approval. The sale of Bidim is part of Fiberweb's ongoing programme of business simplification and debt reduction.

Outlook
Following the termination of recent discussions with Avgol, the Company intends to address a number of cost reduction opportunities identified during the due diligence process. We expect to achieve these savings from 2009 onwards, with one-off implementation costs to be incurred in 2008 and 2009.

Trading prospects for the remainder of 2008 remain in line with our expectations. Two new airlaid lines, in China and in Italy, are expected to make a first-time contribution in the second half. Hygiene spunbond volumes in North America are expected to grow and in Industrial, margin growth is expected from continued improvements in mix and cost base. New product introductions are progressing as planned in both Hygiene and Industrial segments.

(1) Underlying profit measures are before restructuring charges and other non-recurring items.

Enquiries

Fiberweb 020 8439 8594
Daniel Dayan Chief Executive
Dan Abrams Chief Financial Officer

Hoare Govett Limited 020 7678 8000
Neil Collingridge
John Fishley
Justin Jones
John Garrad-Cole

Weber Shandwick Financial 020 7067 0700
Ian Bailey
Nick Dibden
James White

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Disposal
Released	07:13 30-Apr-08
Number	4080T

RNS Number:4080T
Fiberweb Plc
30 April 2008

EMBARGOED FOR RELEASE UNTIL 7.00 AM

30 April 2008

Fiberweb plc

Disposal of Bidim for £16.6 million

Fiberweb plc ("Fiberweb" or "the Company") is pleased to announce that it has agreed the sale of its wholly-owned Brazilian subsidiary, Fiberweb Bidim Industria e Comercio de Nao-Tecidos Ltda ("Bidim"), to MEXICHEM S.A.B de C.V., a subsidiary of Mexichem, for a cash consideration of Brazilian Real 55.5 million (£16.6 million) ("the Disposal"), subject to a post completion working capital adjustment. The proceeds, net of an estimated Brazilian Real 5.0 million (£1.5 million) of associated tax and transaction costs, will be used to reduce Group debt. The expected gain on disposal is £2.5 million. The sale is conditional, inter alia, upon the approval of Fiberweb shareholders which is to be sought at a General Meeting. A circular containing further details of the Disposal and convening the General Meeting will be sent to shareholders in due course.

Bidim manufactures standard polyester nonwoven fabrics predominantly for use in geotextile, roofing and footwear markets from its manufacturing site near Sao Paulo, Brazil. The Disposal is consistent with the Board's stated strategy of reviewing Fiberweb's portfolio of businesses to ensure that shareholder value is maximised and Group indebtedness is reduced.

Bidim's gross assets as at 31 December 2007 were Brazilian Real 55.5 million (£16.6 million) and pre-tax profit for the year ended 31 December 2007 was Brazilian Real 4.3 million (£1.3 million). The transaction is expected to be earnings neutral for Fiberweb in 2008. Fiberweb was advised in Brazil by Stratus.

Commenting on the Disposal Daniel Dayan, Fiberweb's CEO, said today:

"As part of Fiberweb's ongoing programme of business simplification and focus on strengthening its core hygiene and speciality industrial businesses, we have taken the decision to dispose of Bidim. Under Fiberweb's ownership Bidim has been developed into an excellent business that has grown sales and profits in recent years and are pleased to be able to transfer ownership to a company with a significant footprint in adjacent markets which will continue to build on the achievements to date. The proceeds from the disposal will be used to reduce the Group's existing debt."

Fiberweb will update the market on current trading at its Annual General Meeting and in its AGM and Interim Management Statement on Friday 2nd May.

-Ends-

Enquiries:

Fiberweb plc 020 8439 8594
Daniel Dayan, Chief Executive
Dan Abrams, Chief Financial Officer

Hoare Govett Limited 020 7678 8000
Neil Collingridge
John Fishley
Justin Jones
John Garrad-Cole

Weber Shandwick Financial 020 7067 0700
Ian Bailey
Nick Dibden
James White

This announcement has been issued by, and is the sole responsibility of, Fiberweb plc

Hoare Govett Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser, sponsor and broker to the Company and no one else in connection with the Disposal, and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the Disposal, or any other matters referred to in this announcement.

This announcement contains forward-looking statements, which are based on the Board's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables which could cause actual results or trends to differ materially. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by the Listing Rules, the London Stock Exchange or otherwise by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

No statement in this announcement is intended to be a profit forecast or to imply that the earnings of Fiberweb for the current year or future years will necessarily match or exceed the historical or published earnings of Fiberweb.

Assumed exchange rate: BRL/£ = 3.343

END

Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:10 28-Apr-08
Number	2230T

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc

2. Reason for the notification

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):
Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):
Vidacos Nominees

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
24 April 2008

6. Date on which issuer notified:
25 April 2008

7. Threshold(s) that is/are crossed or reached:
5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B1FMH067	6,352,039	6,352,039

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
GB00B1FMH067					
	6,082,560	3,695,598	2,386,962	3.018%	1.949%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,082,560	4.968%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Standard Life Investments

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Alison Kennedy
Corporate Governance Manager – Engagement
Standard Life Investments Ltd

15. Contact telephone number:

(0131) 245 2289

END

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Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Termination of Talks
Released	07:01 22-Apr-08
Number	8131S

IMMEDIATE RELEASE, 22 APRIL 2008

FIBERWEB PLC

AVGOL TALKS TERMINATED AND TRADING UPDATE

Yesterday evening, 21 April 2008, Avgol Industries 1953 Ltd ("Avgol") announced that due to the difficulties of obtaining financing on reasonable terms, given current credit market conditions, it had resolved not to proceed with its possible offer for Fiberweb plc ("Fiberweb" or the "Company"). Accordingly discussions between Fiberweb and Avgol have been terminated and Fiberweb is no longer in discussions with any third party about a possible offer for the Company.

The Board of Fiberweb is confident of the prospects of the Group as an independent business. First quarter trading in 2008 has been in line with the Board's expectations and an Interim Management Statement will be issued on 2 May 2008, before the AGM to be held on that day.

Enquiries:

Fiberweb plc 020 8439 8594
Daniel Dayan, Chief Executive
Dan Abrams, Chief Financial Officer

JPMorgan Cazenove (Financial Adviser and Corporate Broker)
Robert Constant 020 7588 2828
Richard Perelman

Hoare Govett (Corporate Broker) 020 7678 8000
Neil Collingridge
John Fishley

Weber Shandwick Financial 020 7067 0700
Ian Bailey
Nick Dibden
James White

END

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Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	16:00 16-Apr-08
Number	5009S

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc

2. Reason for the notification

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):
Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):
Vidacos Nominees

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
15 April 2008

6. Date on which issuer notified:
16 April 2008

7. Threshold(s) that is/are crossed or reached:
5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)
GB00B1FMH067	**4,935,405**	**4,935,405**

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
GB00B1FMH067					
	6,352,039	3,965,077	2,386,962	3.238%	1.949%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,352,039	5.188

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Standard Life Investments

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
Alison Kennedy
Corporate Governance Manager – Engagement
Standard Life Investments Ltd

15. Contact telephone number:
(0131) 245 2289

END

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Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Statement re Possible Offer
Released	13:15 07-Apr-08
Number	7740R

Fiberweb plc
7 April 2008

The Board of Fiberweb plc ("Fiberweb") notes the announcement released today by Avgol Industries 1953 Ltd ("Avgol") in relation to the expected financing of its possible offer for Fiberweb.

The translated text of Avgol's announcement is set out below:

"Following Avgol's announcement of 21 January 2008 in relation to the possible offer by Avgol for Fiberweb Plc, Avgol today announces that it has completed the due diligence investigation of Fiberweb and is currently reviewing the results of such due diligence investigation.

If the proposed transaction is consummated, Avgol expects the financing thereof to consist of (i) debt in an approximate amount of $400M, which shall be provided by non-Israeli banks and Israeli institutional investors, and which shall be secured, together with Avgol's currently outstanding debentures, by the assets of the combined group, and (ii) mezzanine financing in an approximate amount of $200M. Avgol expects the debt amount to be used, among other things, to refinance the existing indebtedness of Fiberweb. The terms of the different debt components have not yet been finalised.

The abovementioned expectations for the financing of the acquisition of Fiberweb, to the extent it is consummated, are of a forward looking nature, and are based on initial indications Avgol has received from various financial institutions and on the analysis of the current financing markets and alternatives. Avgol's financing expectations might not consummate if the final financing terms of the transaction materially differ from the indicative information Avgol has received and/or in case of a material change in the acquisition terms of Fiberweb. Without derogating from the abovementioned, there can be no certainty that the acquisition of Fiberweb will be consummated.

Attached to this report is a presentation, which will be presented by Avgol today at 13:00 (Israel time) in a telephonic conference with Israeli institutional investors, regarding a possible private placement by Avgol of debentures. The information in the presentation may be presented differently than was presented by Avgol to the public and therefore, for the sake of good order, a copy of the presentation is attached hereto."

There can be no certainty that Fiberweb's discussions with Avgol will lead to an offer being made for Fiberweb.

A further announcement will be made in due course.

The directors of Fiberweb accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Fiberweb (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the UK Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Fiberweb, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Fiberweb, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Fiberweb by Fiberweb or by Avgol, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Notice of AGM
Released	11:42 28-Mar-08
Number	0299R

NOTICE OF AGM

Fiberweb plc (the "Company") announces that on 28 March 2008 it posted to shareholders a Notice of an Annual General Meeting to be held on 2 May 2008.

The Company confirms that copies of the documents listed below have today been submitted to the UK Listing Authority and will shortly be available for inspection in the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: 020 7676 1000

List of Documents:

- Report and Accounts for the year ended 31 December 2007
- Chairman's Explanatory Letter and Notice of Annual General Meeting
- Annual General Meeting Proxy Card
- New Articles (being proposed at the Annual General Meeting)

Copies of these documents are also available for inspection during normal business hours until 2 May 2008 at the registered office of the Company:

Fiberweb plc
1 Victoria Villas
Richmond on Thames
London
TW9 2GW

-

AMENDMENTS TO ARTICLES OF ASSOCIATION

At its upcoming Annual General Meeting, the Company will be proposing the adoption of new articles of association. These are intended to replace the Company's current articles of association. The main reason for proposing the adoption of new articles of association is to take account of changes in UK company law brought about by the Companies Act 2006. A summary of the principal changes being introduced by amended Articles is set out below, and is based on notes to the Chairman's Explanatory Letter:

1. Articles that Duplicate Statutory Provisions

Provisions in the current Articles which replicate provisions contained in the Companies Act 2006 ("CA 2006") are, in the main, to be amended to bring them into line with the CA 2006. Certain examples of such provisions include provisions as to the form of resolutions, the variation of class rights, the requirement to keep accounting records and provisions regarding the period of notice required to convene general meetings. The main changes made to reflect this approach are detailed below.

2. Form of Resolution

The current Articles contain provisions that specifically require extraordinary resolutions. These provisions are removed/amended in the new Articles as the concept of extraordinary resolutions has not been retained under the CA 2006.

3. Variation of Class Rights

The current Articles contain provisions regarding the variation of class rights. The proceedings and specific quorum requirements for a meeting convened to vary class rights are contained in the CA 2006. The relevant provisions have therefore been amended in the new Articles.

4. Convening General Meetings

The provisions in the current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being amended to conform to new provisions in the CA 2006. In particular, a general meeting to consider a special resolution can be convened on 14 days' notice whereas previously 21 days' notice was required.

5. Votes of Members

Under the CA 2006, proxies are entitled to vote on a show of hands whereas, under the current Articles, proxies are only entitled to vote on a poll. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. Multiple corporate representatives may be appointed. The new Articles reflect these provisions.

6. Age of Directors on Appointment or Re-election

The current Articles contain a provision requiring a director's age to be disclosed in the notice convening a meeting at which the director is proposed to be elected or re-elected if he has attained the age of 70 years or more. This provision has been removed from the new Articles.

7. Conflicts of Interest

The CA 2006 sets out directors' general duties which largely codify the existing law, but with some changes. Under the CA 2006, from 1 October 2008, a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company's interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The CA 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the Articles contain a provision to this effect. The CA 2006 also allows the Articles to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty. The new Articles give the directors authority to approve such situations and include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the company's success. The directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the new Articles should contain provisions relating to confidential information, attendance at Board meetings and availability of Board papers to protect a director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the directors.

8. Notice of Board Meetings

Under the new Articles, a director absent or intending to be absent from the United Kingdom may request that notices of Board meetings during his absence be sent to him in hard copy form or by electronic means to an address or electronic address given by him to the Company for that purpose. If no request is made (and/or if no such non-United Kingdom address is given) it is not necessary to give notice of a Board meeting to a director who is absent from the United Kingdom.

9. Electronic and Web Communications

Provisions of the CA 2006 which came into force in January 2007 enable companies to communicate with members by electronic and/or website communications. The new Articles continue to allow communications to members in electronic form and, in addition, they also permit the Company to take advantage of the new provisions relating to website communications. Before the Company can communicate with a member by means of website communication, the relevant member must be asked individually by the Company to agree that the Company may send or supply documents or information to him by means of a website, and the Company must either have received a positive response or have received no response within the period of 28 days beginning with the date on which the request was sent. The Company will notify the member (either in writing, or by other permitted means) when a relevant document or information is placed on the website and a member can always request a hard copy version of the document or information.

10. Directors' Indemnities and Loans to Fund Expenditure

The CA 2006 has in some areas widened the scope of the powers of a company to indemnify directors and to fund expenditure incurred in connection with certain actions against directors. In particular, a company that is a trustee of an occupational pension scheme can now indemnify a director against liability incurred in connection with the company's activities as trustee of the scheme. In addition, the existing exemption allowing a company to provide money for the purpose of funding a director's defence in court proceedings now expressly covers regulatory proceedings and applies to associated companies.

11. General

Generally the opportunity has been taken to bring clearer language into the new Articles and in some areas to conform the language of the new Articles.

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Annual Information Update
Released	14:53 19-Mar-08
Number	4956Q

FIBERWEB PLC

ANNUAL INFORMATION UPDATE FOR THE 12 MONTHS FROM 19 MARCH 2007

This annual information update is filed pursuant to Prospectus Rule 5.2 made by the Financial Services Authority and not for any other purpose and by filing this annual information update neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained or referred to below herein. The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1. Announcements made via a Regulatory Information Service/U.S. Securities and Exchange Commission

19 March 2008	Annual Information Update
27 February 2008	Asian Joint Ventures
27 February 2008	Final Results
26 February 2008	Notification of Major Shareholding
25 February 2008	Notification of Major Shareholding
18 February 2008	Notification of Major Shareholding
8 February 2008	Notice of Results
6 February 2008	Notification of Major Shareholding
1 February 2008	Notification of Major Shareholding
31 January 2008	Board Appointment
30 January 2008	Notification of Mjaor Shareholding
29 January 2008	Notification of Major Shareholding
23 January 2008	Notification of Major Shareholding
23 January 2008	Notification of Major Shareholding
22 January 2008	Notification of Major Shareholding
22 January 2008	Notification of Major Shareholding
21 January 2008	Possible Offer by Avgol Industries 1953 Ltd ("Avgol")
18 January 2008	Notification of Major Shareholding
10 January 2008	Notification of Major Shareholding
27 December 2007	Notification of Major Shareholding
21 December 2007	Director/PDMR Shareholding
19 December 2007	Notification of Major Shareholding
7 December 2007	Notification of Major Shareholding

6 December 2007	Directorate Change and Trading Updte
5 December 2007	Notification of Major Shareholding
29 November 2007	Notification of Major Shareholding
29 November 2007	Notification of Major Shareholding
21 November 2007	Notification of Major Shareholding
21 November 2007	Director/PDMR Shareholding
20 November 2007	Director/PDMR Shareholding
16 November 2007	Director/PDMR Shareholding
8 November 2007	Director/PDMR Shareholding
31 October 2007	Notification of Major Interest
17 October 2007	Notification of Major Interest
3 October 2007	Director/PDMR Shareholding
2 October 2007	Director/PDMR Shareholding
1 October 2007	Notification of Major Interest
28 September2007	Notification of Major Interest
28 September2007	Notification of Major Interest
25 September 2007	Director/PDMR Shareholding
24 September2007	Notification of Major Interest
24 September 2007	Notification of Major Interest
24 September 2007	Notification of Major Interest
21 September 2007	Notification of Major Interest
10 September 2007	Notification of Major Interest
6 September 2007	Trading Update
5 September 2007	Notification of Major Interest
14 August 2007	Notification of Major Interest
14 August 2007	Notification of Major Interest
7 August 2007	Notification of Major Interest
7 August 2007	Interim Results
6 August 2007	Notification of Major Interest
2 August 2007	Notification of Major Interest
20 July 2007	Notification of Major Interest
5 July 2007	Notification of Major Interest
28 June 2007	Notification of Major Interest
22 June 2007	Notification of Major Interest
14 June 2007	Notification of Major Interest
12 June 2007	Notification of Major Interest
12 June 2007	Notification of Major Interest
8 June 2007	Directors Shareholding
7 June 2007	Notification of Major Interests
7 June 2007	Director/PDMR Interests
5 June 2007	Directors Shareholding
1 June 2007	Notification of Major Interests
25 May 2007	Disposal
23 May 2007	Notification of Major Interests
17 May 2007	Director/PDMR Interests
2 May 2007	AGM Statement
1 May 2007	Notification of Major Interests
30 April 2007	Notification of Major Interests

25 April 2007	Notification of Major Interests
18 April 2007	Analyst and Investor Site Visit
16 April 2007	Trading Update
30 March 2007	AGM Notice
30 March 2007	Notification of Major Interests
30 March 2007	Disposal
28 March 2007	Notification of Major Interests
20 March 2007	Notification of Major Interests
19 March 2007	Annual Information Update

During the period 23 January 2008 to date, various exempt principal traders and other persons disclosed dealings in the Company's shares in compliance with the requirements of Rule 8.3 and Rule 38.5 of the City Code on Takeovers and Mergers.

Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.com and on the Fiberweb plc website at www.fiberweb.com

2. Documents filed with Companies House/U.S. Securities and Exchange Commission

Date	Document Type	Description
4/2/08	Form 363	Annual Return
1/2/08	Form 288a	Appointment of Director
31/1/08	Form 288b	Resignation of Director
30/1/08	Form 288c	Change of Address
2/12/07	Form 288a	Appointment of Company Secretary
3/12/07	Form 288b	Resignation of Company Secretary
21/9/07	Form 288c	Change of Address
16/05/07	Resolutions	make info available 02/05/07 disapp pre-empt rights 02/05/07 ; auth allot of security 02/05/07 ; 12244038 ord shares
16/05/07	Group Accounts made up to 31/12/06	

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at

www.direct.companieshouse.gov.uk

3. Documents published or sent to shareholders or filed with the UKLA viewing facility

Date	Description
21 January 2008	Letter to Shareholders re possible offer
5 September 2007	Interim Report 2007
2 May 2007	Resolutions relating to special business passed at AGM on 26 April 2007
30 March 2007	Annual Report and Accounts 2006, Chairman's Letter and Notice of AGM, AGM Proxy Card

Copies of all the above documents may be obtained from the Company Secretary at the Company's

Registered Office:

Fiberweb plc

1 Victoria Villas

Richmond on Thames

London TW9 2GW

END

Close

RECEIVED

2008 MAY 19 A 9:37

FFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number 5683352

RESOLUTIONS OF FIBERWEB PLC

IN ACCORDANCE WITH SECTION 30 OF THE COMPANIES ACT 2006

At the Annual General Meeting of Fiberweb plc, (the "Company") duly convened and held at Baker & McKenzie LLP, 100 New Bridge Street, London, EC4V 6JA on Wednesday 2 May 2008 at 11.30am, the following resolutions were passed:

As an Ordinary Resolution:

That the directors be and are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 for the period ending on the date of the next Annual General Meeting, to exercise all the powers of the Company to allot relevant securities up to an aggregate nominal amount of £2,038,622 provided that the authority hereby conferred shall allow the directors to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry as if the power conferred hereby had not expired.

As a Special Resolution:

That, subject to the passing of resolution 8, the directors be and are empowered pursuant to section 95 of the Companies Act 1985 ("CA 1985") to allot equity securities (within the meaning of section 94(2) CA 1985) for cash pursuant to the authority conferred by resolution 8 as if section 89(1) CA 1985 did not apply to the allotment, provided that the power conferred by this resolution:

(a) will expire at the next Annual General Meeting save that the Company may before the expiry of this power make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred by this resolution had not expired; and

(b) is limited to:

(i) an allotment of equity securities in connection with a Rights Issue. For the purpose of this resolution 9, a "Rights Issue" means an offer of securities open for acceptance for a period fixed by the directors, to holders of ordinary shares, made in proportion (as nearly as practicable) to their respective existing holdings of ordinary shares but subject to the directors having a right to make such exclusions or other arrangements as they consider necessary or expedient in relation to fractional entitlements or legal or practical problems arising in any overseas territory, by virtue of the shares being represented by depositary receipts or by the requirements of any regulatory body or stock exchange; and

(ii) the allotment (otherwise than pursuant to (i) above) of equity securities for cash having, in the case of relevant shares, a nominal amount or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having a nominal amount not exceeding in aggregate £306,100,

and the power conferred by this resolution 9 shall also apply to a sale of treasury shares, which is an allotment of equity securities by virtue of section 94(3A) CA 1985, but with the omission of the words "pursuant to the authority conferred by resolution 8".

As a Special Resolution:

That the Company is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of that Act) on the London Stock Exchange of ordinary shares of 5 pence each in the capital of the Company ("ordinary shares") provided that:

(a) the maximum aggregate number of ordinary shares authorised to be purchased is 12,244,038 ordinary shares in the capital of the Company (representing approximately 10 per cent of the present issued ordinary share capital of the Company);

(b) the minimum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is 5 pence;

(c) the maximum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is an amount equal to the higher of 5 per cent above the average of the middle market quotations shown for an ordinary share in the London Stock Exchange Daily Official List on the five business days immediately preceding the day on which that ordinary share is purchased and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulations 2003;

(d) the authority hereby conferred shall expire at the conclusion of the Annual General Meeting to be held in 2009, unless such authority is renewed, varied or revoked prior to such time;

(e) the Company may prior to the expiry of such authority make a contract to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of any such contract; and

(f) all ordinary shares purchased pursuant to the said authority shall either:

  (i) be cancelled immediately upon completion of the purchase;

  (ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

As a Special Resolution:

That the amended Articles of Association of the Company produced to the Meeting and initialled by the Chairman for the purpose of identification as New Articles 'A' be adopted as the Articles of Association of the Company, in substitution for, and to the exclusion of, the existing Articles of Association with immediate effect.

BY ORDER OF THE BOARD

A. HOLLAND
COMPANY SECRETARY

ARTICLES OF ASSOCIATION

of

FIBERWEB plc[1]

RECEIVED

2008 MAY 19 A 9:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Articles adopted on 14 September 2006 and
amended by Special Resolution passed on 2 May 2008)

Interpretation

1. Exclusion of Table A

No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or Articles of the company.

2. Definitions

In these Articles unless the context otherwise requires:-

"**address**", in relation to electronic communications, includes any number or address used for the purposes of such communications;

"**these Articles**" means these Articles of association as altered from time to time and the expression "**this Article**" shall be construed accordingly;

"**associated company**" has the meaning given to it in section 256 of the Companies Act 2006 (as amended);

"**the auditors**" means the auditors from time to time of the company or, in the case of joint auditors, any one of them;

"**the board**" means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present;

---

[1] The company was incorporated on the 22 January 2006 under the name "TRUSHELFCO (NO.3193) LIMITED" and its name was subsequently changed to "Fiberweb Limited" pursuant to a Special Resolution passed on 8 March 2006. The company was re-registered as a public limited pursuant to a special resolution passed on 14 September 2006.

"**certificated share**" means a share which is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

"**clear days**" in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

"**the Companies Acts**" means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company;

"**the company**" means Fiberweb plc;

"**electronic form**" has the same meaning as in section 1168 of the Companies Act 2006;

"**electronic means**" has the same meaning as in section 1168 of the Companies Act 2006;

"**electronic signature**" means anything in electronic form which the board requires to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication;

"**the holder**" in relation to any shares means the member whose name is entered in the register as the holder of those shares;

"**the Listing Rules**" means the rules which are made from time to time by the relevant competent authority for the purposes of the regulation of the official listing of the company's securities;

"**member**" means a member of the company;

"**the office**" means the registered office from time to time of the company;

"**paid up**" means paid up or credited as paid up;

"**participating class**" means a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system;

"**person entitled by transmission**" means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

"**the register**" means the register of members of the company;

"**seal**" means any common or official seal that the company may be permitted to have under the Companies Acts;

"**the secretary**" means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;

"**uncertificated share**" means a share of a class which is at the relevant time a participating class title to which is recorded on the register as being held in uncertificated form and references in these Articles to a share being held in uncertificated form shall be construed accordingly;

"**the Uncertificated Securities Regulations**" means the Uncertificated Securities Regulations 2001 as amended from time to time and any provisions of or under the Companies Acts which supplement or replace such Regulations;

"**United Kingdom**" means Great Britain and Northern Ireland;

references to a document being **executed** include references to its being executed under hand or under seal or by any other method except by means of an electronic signature;

references to a document being **signed** or to **signature** include references to its being executed under hand or under seal or by any other method and, in the case of an electronic communication, such references are to its bearing an electronic signature;

references to **writing** include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular Article or where permitted by the board in its absolute discretion;

words or expressions to which a particular meaning is given by the Companies Acts in force when these Articles or any part of these Articles are adopted bear (if not inconsistent with the subject matter or context) the same meaning in these Articles or that part (as the case may be) save that the word "**company**" shall include any body corporate; and

references to a **meeting** shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

Headings are included only for convenience and shall not affect meaning.

3. Form of Resolution

(A) Where for any purpose an ordinary resolution of the company is required, a special resolution shall also be effective.

(B) Subject to the Companies Acts, a resolution in writing signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each signed by or on behalf of one or more of the members.

In this paragraph of this Article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Share Capital

4. Authorised Share Capital

The authorised share capital of the company at the date of adoption of this Article is £10,000,000 divided into 200,000,000 ordinary shares of 5 pence each.

5. Rights Attached to Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide.

6. Redeemable Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder.

7. Purchase of Own Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

8. Variation of Rights

Subject to the provisions of the Companies Acts, all or any of the rights attached to any existing class of shares may from time to time (whether or not the company is being wound up) be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. All the provisions of these Articles as to general meetings of the company shall, with any necessary modifications, apply to any such separate general meeting, but so that the necessary quorum shall be two persons present at the meeting holding not less than one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), (but so that at any adjourned meeting one person present at the meeting holding shares of the class in question (whatever the number of shares held by him) shall be a quorum), that every holder of shares of the class present at the meeting and entitled to vote shall be entitled on a poll to one vote for every share of the class held by him (subject to any rights or restrictions attached to any class of shares) and that any holder of shares of the class at the meeting and entitled to vote may demand a poll in writing. The foregoing provisions of this Article shall apply to the variation of the special rights attached to only some of the shares of any class as if each group of shares of the class differently treated formed a separate class and their special rights were to be varied.

9. Pari Passu Issues

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.

10. Unissued Shares

Subject to the provisions of the Companies Acts and these Articles and to any resolution passed by the company and without prejudice to any rights attached to existing shares, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise deal with or dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide.

11. Payment of Commission

The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly-paid shares or partly in one way and partly in the other.

12. Trusts Not Recognised

Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share or (except only as by these Articles or by law otherwise provided) any other right in respect of any share other than an absolute right to the whole of the share in the holder.

13. Suspension of Rights Where Non-Disclosure of Interest

(A) Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, the company may give the holder of those shares a further notice (a "restriction notice") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these Articles, be subject to those relevant restrictions accordingly. For the purpose of enforcing the relevant restriction referred to in sub-paragraph (iii) of the definition of "relevant restrictions", the board may give notice to the relevant member requiring the member to change the relevant shares held in uncertificated form to certificated form by the time stated in the notice. The notice may also state that the member may not change any of the relevant shares held in certificated form to uncertificated form. If the member does not comply with the notice, the board may authorise any person to instruct the Operator to change the relevant shares held in uncertificated form to certificated form.

(B) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the company shall, within seven days, cancel the restriction notice. The company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale.

(C) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(D) Any new shares in the company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(E) Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly.

(F) If a statutory notice is given by the company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(G) This Article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this Article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(H) In this Article:-

a sale is an "**arm's length sale**" if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this Article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

"**person appearing to be interested**" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the company by a member as being so interested or shown in any register or record kept by the company under the Companies Acts as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the company, any person whom the company knows or has reasonable cause to believe is or may be so interested;

"**person with a 0.25 per cent. interest**" means a person who holds, or is shown in any register or record kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the company (calculated exclusive of any shares held as treasury shares), or of any class of such shares (calculated exclusive of any shares of that class held as treasury shares), in issue at the date of service of the restriction notice;

"**relevant period**" means a period of 14 days following service of a statutory notice;

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(iii) the board may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

"**statutory notice**" means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

14. Uncertificated Shares

(A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these Articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations,

and, without prejudice to the generality of this Article, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Uncertificated Securities Regulations, of an Operator register of securities in respect of that class of shares in uncertificated form.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

(E) The company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Uncertificated Securities Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the company in reliance on such assumption; in particular, any provision of these Articles which requires or envisages that action will be taken in reliance on information contained in the register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).

15. Right to Share Certificates

Every person (except a person to whom the company is not by law required to issue a certificate) whose name is entered in the register as a holder of any certificated shares shall be entitled, without payment, to receive within two months of their name being entered in the register as a holder of certificated shares (or, if earlier, within any time limit prescribed by the Companies Acts or within a time specified when the shares were issued) one certificate for all those shares of any one class. In the case of a certificated share held jointly by several persons, the company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A member who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge.

16. Replacement of Share Certificates

If a share certificate is defaced, worn out, lost or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company. Any two or more certificates representing shares of any one class held by any member shall at his request be cancelled and a single new certificate for such shares issued in lieu. Any certificate representing shares of any one class held by any member may at his request be cancelled and two or more certificates for such shares may be issued instead. The board may require the payment of any exceptional out-of-pocket expenses of the company incurred in connection with the issue of any certificates under this Article (including, without limitation, any registrar's costs). Any one of two or more joint holders may request replacement certificates under this Article.

17. Execution of Share Certificates

Every share certificate shall be executed under a seal or in such other manner as the board, having regard to the terms of issue and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical or other means or may be printed on them or that the certificates need not be signed by any person.

18. Company's Lien on Shares Not Fully Paid

The company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the company (whether presently or not) in respect of that share. The company's lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Article.

19. Enforcing Lien by Sale

The company may sell, in such manner as the board may decide, any share on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after a notice has been served on the holder of the share or the person who is entitled by transmission to the share, demanding payment and stating that if the notice is not complied with the share may be sold. For giving effect to the sale the board may authorise some person to execute an instrument of transfer of the share sold to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in relation to the sale.

20. Application of Proceeds of Sale

The net proceeds, after payment of the costs, of the sale by the company of any share on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the share sold) be paid to the person who was entitled to the share at the time of the sale.

Calls on Shares

21. Calls

Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least 14 clear days' notice specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be made payable by instalments. A call may be revoked or postponed, in whole or in part, as the board may decide. A person upon whom a call is made shall remain liable jointly and severally with the successors in title to his shares for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

22. Timing of Calls

A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

23. Liability of Joint Holders

The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

24. Interest Due on Non-Payment

If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the board may decide, and all expenses that have been incurred by the company by reason of such non-payment, but the board shall be at liberty in any case or cases to waive payment of the interest or expenses wholly or in part.

25. Sums Due on Allotment Treated as Calls

Any amount which becomes payable in respect of a share on allotment or on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these Articles shall apply as if the sum had become due and payable by virtue of a call.

26. Power to Differentiate

The board may on or before the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

27. Payment of Calls in Advance

The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and on all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding (unless the company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as the board may decide.

Forfeiture of Shares

28. Notice if Call or Instalment Not Paid

If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and any expenses incurred by the company by reason of such non-payment.

29. Form of Notice

The notice shall name a further day (not being less than 14 clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call has been made or instalment is payable will be liable to be forfeited.

30. Forfeiture for Non-Compliance with Notice

If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and expenses due in respect of it has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these Articles to forfeiture shall include surrender.

31. Notice after Forfeiture

When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give notice.

32. Sale of Forfeited Shares

Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to be the property of the company and may be sold or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to execute an instrument of transfer to the designated transferee. The company may receive the consideration (if any) given for the share on its disposal. At any time before a sale or disposition the forfeiture may be cancelled by the board on such terms as the board may decide.

33. Arrears to be Paid Notwithstanding Forfeiture

A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at the rate of 15 per cent. per annum (or such lower rate as the board may decide) from the date of forfeiture until payment, and the company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

34. Statutory Declaration as to Forfeiture

A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or disposal.

35. Transfer

(A) Subject to such of the restrictions of these Articles as may be applicable:-

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these Articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

(B) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

36. Execution of Transfer

The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by the company or its registrars.

37. Rights to Decline Registration of Partly Paid Shares

The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

38. Other Rights to Decline Registration

(A) Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(B) The board may decline to register any transfer of a certificated share unless:-

(i) the instrument of transfer is duly stamped or duly certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is left at the office or such other place as the board may from time to time determine accompanied (save in the case of a transfer by a person to whom the company is not required by law to issue a certificate and to whom a certificate has not been issued) by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the person executing the instrument of transfer to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do;

(ii) the instrument of transfer is in respect of only one class of share; and

(iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

(C) For all purposes of these Articles relating to the registration of transfers of shares, the renunciation of the allotment of any shares by the allottee in favour of some other person shall be deemed to be a transfer and the board shall have the same powers of refusing to give effect to such a renunciation as if it were a transfer.

39. No Fee for Registration

No fee shall be charged by the company for registering any transfer, document or instruction relating to or affecting the title to any share or for making any other entry in the register.

40. Untraced Shareholders

The company may sell any certificated shares in the company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:-

(i) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(iii) so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(iv) the company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the Articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this Article:-

"**the qualifying period**" means the period of 12 years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (iv) above or of the first of the two advertisements to be published if they are published on different dates; and

"**the relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (i) to (iv) above have been satisfied.

To give effect to any sale of shares pursuant to this Article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit.

Transmission of Shares

41. Transmission on Death

If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares; but nothing contained in these Articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

42. Entry of Transmission in Register

Where the entitlement of a person to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

43. Election of Person Entitled by Transmission

Any person entitled by transmission to a share may, subject as provided elsewhere in these Articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including, without limitation, the execution of any document and the giving of any instruction by means of relevant system) to enable himself or that person to be registered as the holder of the share. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within 60 days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been complied with. All the provisions of these Articles relating to the transfer of, and registration of transfers of, shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

44. Rights of Person Entitled by Transmission

Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share (except with the authority of the board) to receive notice of, or to attend or vote at, any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings.

Alteration of Share Capital

45. Increase, Consolidation, Sub-Division and Cancellation

The company may from time to time by ordinary resolution:-

(i) increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;

(ii) consolidate, or consolidate and then sub-divide, all or any of its share capital into shares of larger amount than its existing shares;

(iii) subject to the Companies Acts, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others; and

(iv) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

46. Fractions

(A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit. In particular the board may sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Companies Acts, the company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. For the purposes of effecting the sale, the board may arrange for the shares representing the fractions to be entered in the register as certificated shares. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

(B) Subject to the Companies Acts, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

47. Reduction of Capital

Subject to the provisions of the Companies Acts, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

General Meetings

48. General Meetings

Any meeting of the company other than an annual general meeting shall be called a general meeting.

49. Convening of Annual General Meetings and General Meetings

The board shall convene and the company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts. The board may convene general meetings whenever it thinks fit.

50. Separate General Meetings

The provisions of these Articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. For this purpose, a general meeting at which no holder of a share other than an ordinary share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of the ordinary shares.

Notice of General Meetings

51. Length of Notice

An annual general meeting shall be convened by not less than 21 clear days' notice in writing. All other general meetings shall be convened by not less than 14 clear days' notice in writing. References in this Article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts.

52. Contents of notice

(A) The notice of meeting shall:-

(i) if it is a notice calling an annual general meeting, state that the meeting is an annual general meeting;

(ii) specify the time, the date and the place of the meeting including any satellite meeting place arranged for the purpose of Article 58, which shall be identified as such in the notice of meeting;

(iii) specify the general nature of the business to be dealt with at the meeting;

(iv) if the meeting is convened to consider a special resolution, include the text of the resolution and specify the intention to propose the resolution as a special resolution; and

(v) state, with reasonable prominence, that a member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at the meeting and to appoint more than one proxy in relation to the meeting (provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him), and that a proxy need not also be a member.

(B) The notice of meeting shall be given to the members (other than any who, under the provisions of these Articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the directors and to the auditors.

53. Meeting convened by short notice

A meeting of the company shall, notwithstanding that it is called by shorter notice than specified above, be deemed to have been duly called with regard to length of notice if it is so agreed:

(A) in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and

(B) in the case of any other meeting, by a majority in number of the members having the right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

54. Omission or Non-Receipt of Notice

(A) The accidental omission to give any notice of a meeting or the accidental omission to send any document relating to any meeting to, or the non-receipt of any such notice or document by, any person entitled to receive the notice or document shall not invalidate the proceedings at that meeting.

(B) A member present in person or by proxy at a meeting shall be deemed to have received proper notice of that meeting and, where applicable, of the purpose of that meeting.

55. Postponement of General Meetings

If the board, in its absolute discretion, considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these Articles not less than 48 hours before the time appointed for holding the rearranged meeting. The board may also postpone or move the rearranged meeting under this Article.

Proceedings at General Meetings

56. Quorum

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

57. Procedure if Quorum Not Present

If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting, if convened by or upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day (being not less than three nor more than 28 days later) and at such other time or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than ten nor more than 28 days later) and at such other time or place as the chairman of the meeting may decide and, in this case, the company shall give not less than seven clear days' notice in writing of the adjourned meeting. References in this Article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts. If at the adjourned meeting a quorum is not present within five minutes after the time fixed for the start of the meeting, the meeting is dissolved.

58. Meeting at more than one venue

The directors of the company may from time to time make such arrangements as they shall in their absolute discretion consider to be appropriate for the purpose of controlling or regulating attendance at any general meeting, and the entitlement of any member or proxy to attend any general meeting shall be subject to any such arrangements as aforesaid which may from time to time have been notified to members. In any case where such arrangements apply or are to apply, the directors may specify that the meeting shall be held at the place where the chairman of the meeting will preside (the "Principal Venue") and may make arrangements for simultaneous attendance and participation by members and their proxies at another venue or venues in such manner as the directors may determine, provided always that all persons attending at each such venue (including the Principal Venue) shall be able to see and hear and be seen and be heard by the persons attending at all other such venues. Such arrangements for simultaneous attendance and participation may include arrangements for controlling or regulating the level of attendance at any particular venue (whether by selection, the issue of admission cards or otherwise) provided that they shall operate so that all members and their proxies wishing to attend the relevant meeting are able to attend at one or other of such venues. For the purposes of all other provisions of these Articles, any such meeting shall be treated as being held and taking place at the Principal Venue.

59. Security Arrangements

The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a director or the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

60. Chairman of General Meeting

The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the chairman nor any deputy chairman is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman of the meeting if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman of the meeting. Nothing in these Articles shall restrict or exclude any of the powers or rights of a chairman of a meeting which are given by law.

61. Orderly Conduct

The chairman of the meeting shall take such action or give directions for such action to be taken as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting. The chairman's decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any point or matter is of such a nature.

62. Entitlement to Attend and Speak

Each director shall be entitled to attend and speak at any general meeting of the company. Any proxy appointed by a member shall also be entitled to speak at any general meeting of the company. The chairman of the meeting may invite any person to attend and speak at any general meeting of the company where he considers that this will assist in the deliberations of the meeting.

63. Adjournments

The chairman of the meeting may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that (a) the members entitled to vote and wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. In addition, the chairman of the meeting may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine die or to another time or place. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the board. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place. Any meeting may be adjourned more than once.

64. Notice of Adjournment

When a meeting is adjourned for three months or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Except where these Articles otherwise require, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

Amendments

65. Amendments to Resolutions

In the case of a resolution duly proposed as a special resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or the chairman of the meeting in his absolute discretion decides that it may be considered or voted upon. With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is put to the vote.

66. Amendments Ruled Out of Order

If an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

Voting

67. Votes of Members

Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these Articles, on a show of hands every member who is present in person at a general meeting of the company shall have one vote and every proxy appointed by a member and present at a general meeting of the company shall have one vote. A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member. On a poll every member who is present in person or by proxy shall, subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these Articles, have one vote for every share of which he is the holder.

68. Method of Voting

(A) At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded. Without prejudice to the other provisions of this Article, the chairman may, in his absolute discretion, demand a poll on all or some of the resolutions put to the vote of the meeting before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll. Subject to the Companies Acts and paragraph (C) of this Article, a poll may be demanded by:-

(i) the chairman of the meeting;

(ii) not less than five members having the right to vote on the resolution;

(iii) a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote on the resolution (excluding any voting rights attached to any shares held as treasury shares); or

(iv) a member or members holding shares conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares conferring a right to vote on the resolution which are held as treasury shares).

(B) Unless a poll is duly demanded (and the demand is not subsequently withdrawn), a declaration by the chairman that the resolution has been carried, or carried by a particular majority, or lost or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(C) A poll is not allowed on a vote to elect a chairman of a meeting. Nor is a poll allowed on a vote to adjourn a meeting, unless the chairman of the meeting demands a poll.

69. Procedure if Poll Demanded

If a poll is properly demanded it shall be taken in such manner as the chairman of the meeting shall direct. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

70. When Poll to be Taken

A poll demanded on any other question shall be taken either forthwith or on such date (being not later than 30 days after the date of the demand) and at such time and place as the chairman of the meeting shall direct. It shall not be necessary (unless the chairman of the meeting otherwise directs) for notice to be given of a poll.

71. Continuance of Other Business after Poll Demand

The demand for a poll (other than on the election of a chairman of the meeting or on a question of adjournment) shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman of the meeting at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

72. Votes on a Poll

On a poll, a member may appoint more than one proxy to attend on the same occasion and if he does he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise. On a poll a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

73. Casting Vote of Chairman

In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to an additional or casting vote.

74. Votes of Joint Holders

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

75. Voting on Behalf of Incapable Member

A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company and may exercise any other right conferred by membership in relation to general meetings by or through any person authorised in such circumstances to do so on his behalf (and that person may vote on a poll by proxy), provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote or such other right has been received at the office (or at such other place as may be specified in accordance with these Articles for the receipt of appointments of a proxy in writing which are not electronic communications) not later than the last time at which such an appointment should have been received in order to be valid for use at that meeting or on the holding of that poll.

76. No Right to Vote where Sums Overdue on Shares

No member shall, unless the board otherwise decides, be entitled in respect of any share held by him to attend or vote (either personally or by proxy) at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or upon a poll or to exercise any other right conferred by membership in relation to general meetings or polls unless all calls or other sums presently payable by him in respect of that share have been paid.

77. Objections or Errors in Voting

If:-

(i) any objection shall be raised to the qualification of any voter, or

(ii) any votes have been counted which ought not to have been counted or which might have been rejected, or

(iii) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting or poll on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting or poll at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

Proxies

78. Appointment of Proxies

(A) The appointment of a proxy shall be in writing signed by the appointor or his duly authorised attorney or, if the appointor is a corporation, shall either be executed under its seal or signed by an officer, attorney or other person authorised to sign it. In this Article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

(B) A member may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. References in the Articles to an appointment of proxy include references to an appointment of multiple proxies

(C) Subject to the provisions of the Companies Acts and the requirements of the Listing Rules, the board may at the expense of the company send or make available appointments of proxy or invitations to appoint a proxy to the members by post or by electronic means or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting appointments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitation are issued at the company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission or the failure, due to circumstances beyond the company's control, to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof, by any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

79. Receipt of Proxies

The appointment of a proxy must:-

(i) in the case of an appointment which is not contained in an electronic communication, be received at the office (or such other place in the United Kingdom as may be specified in or by way of note to the notice convening the meeting or in or by way of note to any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(ii) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications in or by way of note to the notice convening the meeting or in or by way of note to any notice of any adjournment or, in either case, in any accompanying document or in any electronic communication issued by or on behalf of the company, be received at such address not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours (or such shorter time as the board may determine) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken more than 48 hours after it was demanded, be received as aforesaid after the poll has been demanded and not less than 24 hours (or such shorter time as the board may determine) before the time appointed for the taking of the poll; or

(iv) in the case of a poll not taken immediately but taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.

and an appointment of a proxy which is not or in respect of which the authority or copy thereof is not, received in a manner so permitted shall be invalid. When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting or poll, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is delivered in a manner permitted by these Articles by electronic communication, but because of a technical problem it cannot be read by the recipient.

80. Maximum Validity of Proxy

No appointment of a proxy shall be valid after 12 months have elapsed from the date of its receipt save that, unless the contrary is stated in it, an appointment of a proxy shall be valid for use at an adjourned meeting or a poll after a meeting or an adjourned meeting even after 12 months, if it was valid for the original meeting.

81. Form of Proxy

The appointment of a proxy shall be in any usual form or in such other form as the board may approve. The appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to, or any other business which may properly come before, the meeting for which it is given as the proxy thinks fit. The appointment of a proxy shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

82. Cancellation of Proxy's Authority

A vote cast or poll demanded by a proxy is valid despite the previous termination of the authority of a person to act as a proxy unless notice of such termination shall have been received by the company at the office, or at such other place or address at which an appointment of proxy may be duly received or delivered, not later than the time at which an appointment of proxy should have been received or delivered in order for it to be valid for use at the meeting or adjourned meeting at which the vote is cast or the poll demanded or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for use in relation to the poll at which the vote is cast.

Appointment, Retirement and Removal of Directors

83. Number of Directors

Unless otherwise determined by ordinary resolution of the company, the directors (disregarding alternate directors) shall be not less than two nor more than ten in number.

84. Directors' Shareholding Qualification

No shareholding qualification for directors shall be required.

85. Power of Company to Elect Directors

Subject to the provisions of these Articles, the company may by ordinary resolution elect any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles.

86. Power of Board to Appoint Directors

Subject to the provisions of these Articles, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles. Any director so appointed shall retire at the next annual general meeting and shall then be eligible for election but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

87. Number to Retire by Rotation

At every annual general meeting a minimum of one-third of the directors shall retire from office, save that if their number is not three or any multiple of three then the minimum number required to retire shall be the number nearest to and less than one-third. If there are fewer than three directors they shall all retire.

88. Identity of Directors to Retire

(A) Subject to Article 88(B), at each annual general meeting, one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not less than one-third, shall retire from office provided that if there are fewer than three directors who are subject to retirement by rotation, one shall retire from office

(B) If any one or more directors:

(i) were last appointed or reappointed three years or more prior to the meeting;

(ii) were last appointed or reappointed at the third immediately preceding annual general meeting; or

(iii) at the time of the meeting will have served more than eight years as a non-executive director of the company (excluding as the chairman of the board),

he or they shall retire from office and shall be counted in obtaining the number required to retire at the meeting, provided that the number of directors required to retire under Article 88(A) shall be increased to the extent necessary to comply with this Article.

(C) Subject to the provisions of the Companies Acts and these Articles, the directors to retire by rotation at an annual general meeting include, so far as necessary to obtain the number required, first, a director who wishes to retire and not offer himself for reappointment, and, second, those directors who have been longest in office since their last appointment or reappointment. As between two or more who have been in office an equal length of time, the director to retire shall, in default of agreement between them, be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined on the basis of the composition of the board at the start of business on the date of the notice convening the annual general meeting, disregarding a change in the number or identity of the directors after that time but before the close of the meeting.

89. Filling Vacancies

Subject to the provisions of these Articles, at the meeting at which a director retires the company can pass an ordinary resolution to re-elect the director or to elect some other eligible person in his place.

90. Power of Removal by Special Resolution

In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these Articles) by ordinary resolution appoint another person who is willing to act to be a director in his place.

91. Persons Eligible as Directors

No person other than a director retiring at the meeting (whether by rotation or otherwise) shall be elected or re-elected a director at any general meeting unless:-

(i) he is recommended by the board; or

(ii) not less than seven nor more than 42 days before the day appointed for the meeting, notice in writing by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for election or re-election together with confirmation in writing by that person of his willingness to be elected or re-elected.

92. Position of Retiring Directors

A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be elected or re-elected. If he is elected or re-elected he is treated as continuing in office throughout. If he is not elected or re-elected, he shall retain office until the end of the meeting or (if earlier) when a resolution is passed to elect someone in his place or when a resolution to elect or re-elect the director is put to the meeting and lost.

93. Vacation of Office by Directors

Without prejudice to the provisions for retirement by rotation or otherwise contained in these Articles, the office of a director shall be vacated if:-

(i) he resigns his office by notice in writing delivered to or received at the office or tendered at a meeting of the board; or

(ii) by notice in writing delivered to or received at the office or tendered at a meeting of the board he offers to resign and the board resolves to accept such offer; or

(iii) by notice in writing delivered to or received at the office or tendered at a meeting of the board, his resignation is requested by all of the other directors and all of the other directors are not less than three in number; or

(iv) he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health and the board resolves that his office is vacated; or

(v) he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated; or

(vi) he becomes bankrupt or compounds with his creditors generally; or

(vii) he is prohibited by law from being a director; or

(viii) he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these Articles.

If the office of a director is vacated for any reason, he shall cease to be a member of any committee or sub-committee of the board. In this Article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

94. Alternate Directors

(A) Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing signed by the appointor and delivered to or received at the office or tendered at a meeting of the board, or in any other manner approved by the board. An alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member. It shall not be necessary to give notice of such a meeting to an alternate director who is absent from the United Kingdom. He shall also be entitled to attend and vote as a director at any such meeting at which the director appointing him is not personally present and at such meeting to exercise and discharge all the functions, powers, rights and duties of his appointor as a director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a director.

(B) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these Articles relating to directors and shall during his appointment be an officer of the company. An alternate director shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same extent as if he were a director. An alternate director shall not be entitled to receive from the company any fee in his capacity as an alternate director but the company shall, if so requested in writing by the appointor, pay to the alternate director any part of the fees or remuneration otherwise due to the appointor.

(C) A director or any other person may act as an alternate director to represent more than one director. Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director but he shall count as only one for the purposes of determining whether a quorum is present. Signature by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as signature by his appointor.

(D) An alternate director shall cease to be an alternate director:-

(i) if his appointor ceases for any reason to be a director except that, if at any meeting any director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this Article which was in force immediately before his retirement shall remain in force as though he had not retired; or

(ii) on the happening of any event which if he were a director would cause him to vacate his office as director; or

(iii) if he resigns his office by notice in writing to the company.

(E) In this Article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

95. Executive Directors

The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company or the company may have against the director for any breach of any contract of service between him and the company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director.

Fees, Remuneration, Expenses and Pensions

96. Directors' Fees

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these Articles) shall not exceed £5,000,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company.

97. Additional Remuneration

Any director who performs services which in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other Article.

98. Expenses

Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company's business or in the discharge of his duties as a director. The company may also fund a director's expenditure on defending proceedings (including investigations by or action proposed to be taken by any regulatory authority) or in connection with any application under the Companies Acts and may do anything to enable a director to avoid incurring such expenditure all as provided in the Companies Acts.

99. Pensions and Gratuities for Directors

The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, or dependants of, or persons connected to, any director or former director provided that no benefits (except such as may be provided for by any other Article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive office or place of profit under, the company or any body corporate which is or has been its subsidiary undertaking or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

100. Permitted Interests and Voting

(A) Subject to the provisions of the Companies Acts and of paragraph (J) of this Article, no director or proposed or intending director shall be disqualified by his office from contracting with the company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other Article.

(C) A director may be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the company or in which the company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in or contract with the other company nor shall any such contract be liable to be avoided. Subject to the Companies Acts and these Articles, the board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. Subject to the Companies Acts and these Articles, a director may also vote on and be counted in the quorum in relation to any of such matters.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these Articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) the giving to him of any other indemnity where all other directors are being offered indemnities on substantially the same terms;

(iv) the funding by the company of his expenditure on defending proceedings or the doing by the company of anything to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements;

(v) where the company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(vi) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company;

(vii) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(viii) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to directors and employees of the company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(ix) any contract for the benefit of employees of the company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(x) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he, taken together with any person connected with him, is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company. In relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman of the meeting shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this Article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this Article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(L) Subject to the provisions of the Companies Acts, the company may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any contract not properly authorised by reason of a contravention of this Article.

Powers and Duties of the Board

101. General Powers of Company Vested in Board

Subject to the provisions of the Companies Acts, the memorandum of association of the company and these Articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not. No alteration of the memorandum of association or these Articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this Article shall not be limited by any special power given to the board by any other Article.

102. Borrowing Powers

(A) The board may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company, to issue debentures and other securities and to give security, whether outright or as collateral security, for any debt, liability or obligation of the company or of any third party.

(B) The board shall restrict the borrowings of the company and exercise all voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of the rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group) shall not at any time without the previous sanction of an ordinary resolution of the company exceed an amount equal to three times the adjusted capital and reserves.

For the purposes of this paragraph of this Article:-

(i) "the adjusted capital and reserves" means the aggregate from time to time of:-

(a) the amount paid up on the issued share capital of the company (including any shares held as treasury shares),

(b) the amount standing to the credit of the reserves of the company including any share premium account, capital redemption reserve and credit balance on profit and loss account or retained earnings,

all as shown by the then latest audited balance sheet but after

(c) deducting from the aggregate any debit balance on profit and loss account or retained earnings subsisting at the date of that audited balance sheet except to the extent that a deduction has already been made on that account,

(d) making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital, share premium account, capital redemption reserve or other reserve since the date of the audited balance sheet; and

(e) excluding the effect on the reserves of the company of any retirement benefits scheme surplus or deficit which would otherwise be reflected in accordance with any applicable accounting standards;

(ii) "borrowings" include not only borrowings but also the following except in so far as otherwise taken into account:-

(a) the nominal amount of any issued and paid up share capital (other than equity share capital) of any subsidiary undertaking beneficially owned otherwise than by a member of the group,

(b) the nominal amount of any other issued and paid up share capital and the principal amount of any debentures or borrowed moneys which is not at the relevant time beneficially owned by a member of the group, the redemption or repayment of which is the subject of a guarantee or indemnity by a member of the group or which any member of the group may be required to purchase,

(c) the outstanding amount raised by acceptances by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the group,

(d) the principal amount of any debenture (whether secured or unsecured) of a member of the group beneficially owned otherwise than by a member of the group,

(e) any fixed or minimum premium payable by a member of the group on final repayment of any borrowing or deemed borrowing, and

(f) the minority proportion of moneys borrowed by a member of the group and owing to a partly-owned subsidiary undertaking;

but do not include:-

(g) borrowings incurred by any member of the group for the purpose of repaying within six months of the borrowing the whole or any part of any borrowings of that or any other member of the group outstanding at the relevant time, pending their application for that purpose within that period,

(h) borrowings incurred by any member of the group for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other member of the group is guaranteed or insured by the Export Credits Guarantee Department or by any other governmental department or agency fulfilling a similar function, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured,

(i) borrowings of, or amounts secured on assets of, an undertaking which became a subsidiary undertaking of the company after the date as at which the latest audited balance sheet was prepared, to the extent their amount does not exceed their amount immediately after it became such a subsidiary undertaking, or

(j) the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the group;

(iii) when the aggregate principal amount of borrowings required to be taken into account on any particular date is being ascertained, any particular borrowing then outstanding which is denominated or repayable in a currency other than sterling shall be notionally converted into sterling at the rate of exchange prevailing in London on the last business day before that date or, if it would result in a lower figure, at the rate of exchange prevailing in London on the last business day six months before that date and so that for these purposes the rate of exchange shall be taken as the spot rate in London recommended by a London clearing bank, selected by the board, as being the most appropriate rate for the purchase by the company of the currency in question for sterling on the day in question;

(iv) if the amount of adjusted capital and reserves is being calculated in connection with a transaction involving a company becoming or ceasing to be a member of the group, the amount is to be calculated as if the transaction had already occurred;

(v) "audited balance sheet" means the audited balance sheet of the company prepared for the purposes of the Companies Acts for a financial year unless an audited consolidated balance sheet dealing with the state of affairs of the company and its subsidiary undertakings required to be dealt with in group accounts has been prepared for those purposes for the same financial year, in which case it means that audited consolidated balance sheet, and in that case all references to reserves shall be deemed to be references to consolidated reserves;

(vi) the company may from time to time change the accounting convention on which the audited balance sheet is based provided that any new convention adopted complies with the requirements of the Companies Acts; if the company should prepare its main audited balance sheet on the basis of one convention, but a supplementary audited balance sheet on the basis of another, the main audited balance sheet shall be taken as the audited balance sheet;

(vii) "the group" means the company and its subsidiary undertakings (if any);

(viii) "the minority proportion" means a proportion equal to the proportion of the issued share capital of a partly-owned subsidiary undertaking which is not attributable to a member of the group; and

(ix) a certificate or report by the auditors as to the amount of the adjusted capital and reserves or the amount of any borrowings or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of that amount or of that fact.

103. Agents

(A) The board can appoint anyone as the company's attorney by granting a power of attorney or by authorising them in some other way. Attorneys can either be appointed directly by the board or the board can give someone else the power to select attorneys. The board or the persons who are authorised by it to select attorneys can decide on the purposes, powers, authorities and discretions of attorneys. But they cannot give an attorney any power, authority or discretion which the board does not have under these Articles.

(B) The board can decide how long a power of attorney will last for and attach any conditions to it. The power of attorney can include any provisions which the board decides on for the protection and convenience of anybody dealing with the attorney. The power of attorney can allow the attorney to grant any or all of his power, authority or discretion to any other person.

(C) The board can:-

(i) delegate any of its authority, powers or discretions to any manager or agent of the company;

(ii) allow managers or agents to delegate to another person;

(iii) remove any people it has appointed in any of these ways; and

(iv) cancel or change anything that it has delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or change.

Any appointment or delegation by the board which is referred to in this Article can be on any conditions decided on by the board.

(D) The ability of the board to delegate under this Article applies to all its powers and is not limited because certain Articles refer to powers being exercised by the board or by a committee authorised by the board while other Articles do not.

104. Delegation to Individual Directors

The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

105. Official Seals

The company may exercise all the powers conferred by the Companies Acts with regard to having official seals and those powers shall be vested in the board.

106. Registers

Subject to the provisions of the Companies Acts, the company may keep an overseas or local or other register in any place and the board may make and vary such regulations as it may think fit respecting the keeping of the register.

107. Provision for Employees

The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

108. Board Meetings

The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting.

109. Notice of Board Meetings

Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and if no request is made to the board it shall not be necessary to give notice of a board meeting to any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively. In this Article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

110. Quorum

The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to the provisions of these Articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

111. Directors below Minimum through Vacancies

The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these Articles or is below the number fixed by or in accordance with these Articles as the quorum or there is only one continuing director, the continuing directors or director may act for the purpose of filling vacancies or of summoning general meetings of the company but not for any other purpose. If there are no directors or director able or willing to act, then any two members (excluding any member holding shares as treasury shares) may summon a general meeting for the purpose of appointing directors.

112. Appointment of Chairman

The board may appoint a director to be the chairman or a deputy chairman of the board, and may at any time remove him from that office. The chairman of the board or failing him a deputy chairman shall act as chairman at every meeting of the board. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. But if no chairman of the board or deputy chairman is appointed, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for holding the meeting, the directors present may choose one of their number to be chairman of the meeting. References in these Articles to a deputy chairman include, if no one has been appointed to that title, a person appointed to a position with another title which the board designates as equivalent to the position of deputy chairman.

113. Competence of Meetings

A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the board.

114. Voting

Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

115. Delegation to Committees

(A) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit, provided that the majority of persons on any committee or sub-committee must be directors. References in these Articles to committees include sub-committees permitted under this Article.

(B) Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(C) The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

116. Participation in Meetings by Telephone

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

117. Resolution in Writing

A resolution in writing signed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board and who would be entitled to vote on the resolution at a meeting of the board (if that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the board properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors concerned. In this Article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

118. Validity of Acts of Board or Committee

All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified from holding office or had vacated office or were not entitled to vote, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee and had been entitled to vote.

Secretary

119. Appointment and Removal of the Secretary

Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term and upon such conditions as the board may think fit; and any secretary so appointed may be removed by the board.

Seals

120. Use of Seals

The board shall provide for the custody of every seal of the company. A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf. Subject as otherwise provided in these Articles, and to any resolution of the board or committee of the board dispensing with the requirement for counter-signature on any occasion, any instrument to which the common seal is applied shall be signed by at least one director and the secretary, or by at least two directors or by such other person or persons as the board may approve. Any instrument to which an official seal is applied need not, unless the board otherwise decides or the law otherwise requires, be signed by any person.

Dividends and Other Payments

121. Declaration of Dividends by Company

The company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

122. Payment of Interim and Fixed Dividends by Board

Subject to the provisions of the Companies Acts, the board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the company, in the opinion of the board, justifies its payment. If the board acts in good faith, it shall not incur any liability to the holders of any shares for any loss they may suffer in consequence of the payment of an interim or fixed dividend on any other class of shares ranking pari passu with or after those shares.

123. Calculation and Currency of Dividends

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(i) all dividends shall be declared and paid according to the amounts paid up on the share in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share;

(ii) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; and

(iii) dividends may be declared or paid in any currency.

The board may decide the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

124. Amounts Due on Shares may be Deducted from Dividends

The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company. Sums so deducted can be used to pay amounts owing to the company in respect of the shares.

125. No Interest on Dividends

Subject to the rights attaching to, or the terms of issue of, any shares, no dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company.

126. Payment Procedure

Any dividend or other sum payable in cash by the company in respect of a share may be paid by cheque, warrant or similar financial instrument sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque, warrant or similar financial instrument shall, unless the holder or joint holders otherwise direct, be made payable to the holder or, in the case of joint holders, to the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque, warrant or similar financial instrument by the financial institution on which it is drawn shall constitute a good discharge to the company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means including, in respect of uncertificated shares, by means of the facilities and requirements of a relevant system and to or through such person as the holder or joint holders may in writing direct and the company may agree, and the making of such payment shall be a good discharge to the company and the company shall have no responsibility for any sums lost or delayed in the course of payment by any such system or other means or where it has acted on any such directions and accordingly, payment by any such system or other means shall constitute a good discharge to the company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address and where two or more persons are so entitled, any one of them may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares.

127. Uncashed Dividends

The company may cease to send any cheque, warrant or similar financial instrument through the post or to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on any shares in the company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques, warrants or similar financial instruments have been returned undelivered or remain uncashed during or at the end of the period for which the same are valid or that means of payment has failed. In addition, the company may cease to send any cheque, warrant or similar financial instrument through the post or may cease to employ any other means of payment if, in respect of one dividend payable on those shares, the cheque, warrant or similar financial instrument has been returned undelivered or remains uncashed during or at the end of the period for which the same is valid or that means of payment has failed and reasonable enquiries have failed to establish any new address or account of the holder. Subject to the provisions of these Articles, the company must recommence sending cheques, warrants or similar financial instruments or employing such other means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing.

128. Forfeiture of Unclaimed Dividends

All dividends or other sums payable on or in respect of any shares which remain unclaimed may be invested or otherwise made use of by the board for the benefit of the company until claimed. Any dividend or other sum unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and shall revert to the company unless the board decides otherwise and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it.

129. Dividends Not in Cash

Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets or any part thereof to be distributed and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board.

130. Scrip Dividends

The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares (excluding any member holding shares as treasury shares) the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(i) An ordinary resolution may specify some or all of a particular dividend (whether or not already declared) or may specify some or all of any dividends declared or paid within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;

(ii) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the company's ordinary shares on the London Stock Exchange as derived from the Daily Official List (or any other publication of a recognised investment exchange showing quotations for the company's ordinary shares) on such five consecutive dealing days as the board shall determine provided that the first of such days shall be on or after the day on which the ordinary shares are first quoted "ex" the relevant dividend or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the auditors may rely on advice or information from brokers or other sources of information as they think fit;

(iii) No fraction of any ordinary share shall be allotted. The board may make such provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid ordinary shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(iv) The board, if it intends to offer an election in respect of any dividend, shall give notice to the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed which, for the avoidance of doubt, may include an election by means of a relevant system and the place at which, and the latest time by which, elections must be lodged in order for elections to be effective; no such notice need be given to holders of ordinary shares who have previously given election mandates in accordance with this Article and whose mandates have not been revoked; the accidental omission to give notice of any right of election to, or the non receipt of any such notice by, any holder of ordinary shares entitled to the same shall neither invalidate any offer of an election nor give rise to any claim, suit or action;

(v) The board shall not proceed with any election unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(vi) The board may exclude from any offer or make other arrangement in relation to any holders of ordinary shares where the board believes that such exclusion or arrangement is necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or the board believes that for any other reason the offer should not be made to them;

(vii) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made (for the purposes of this Article "the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account or retained earnings) at the relevant time whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis. The board may do all acts and things considered necessary or expedient to give effect to any such capitalisation;

(viii) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend;

(ix) Unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member's elected ordinary shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected ordinary shares which were in certificated form on the date of the member's election);

(x) The board may also from time to time establish or vary a procedure for election mandates, which, for the avoidance of doubt, may include an election by means of a relevant system, under which a holder of ordinary shares may elect in respect of future rights of election offered to that holder under this Article until the election mandate is revoked or deemed to be revoked in accordance with the procedure;

(xi) The board may decide how any costs relating to making new shares available in place of a cash dividend will be met, including deciding to deduct an amount from the entitlement of a shareholder under this Article; and

(xii) At any time before new ordinary shares are allotted instead of cash in respect of any part of a dividend, the board may determine that such new ordinary shares will not be allotted. Any such determination may be made before or after any election has been made by members in respect of the relevant dividend.

Capitalisation of Reserves

131. Power to Capitalise Reserves and Funds

The company may, upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount standing to the credit of any reserve or fund (including the profit and loss account or retained earnings) at the relevant time whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts unpaid at the relevant time on any shares in the company held by those members respectively or in paying up in full unissued shares, debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this Article: (i) a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the company; and (ii) where the amount capitalised is applied in paying up in full unissued shares, the company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly. The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution and the agreement shall be binding on those persons.

132. Settlement of Difficulties in Distribution

Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board.

Record Dates

133. Power to Choose Any Record Date

Notwithstanding any other provision of these Articles, the company or the board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date.

Accounting Records and Summary Financial Statements

134. Records to be Kept

The board shall cause to be kept accounting records sufficient to show and explain the company's transactions, and such as to disclose with reasonable accuracy at any time the financial position of the company at that time, and which accord with the Companies Acts.

135. Inspection of Records

No member (other than a director or other officer) has the right to inspect an accounting record or other document except if that right is conferred by the Companies Acts or he is authorised by the board or by an ordinary resolution of the company.

136. Accounts to be sent to Members

(A) In respect of each financial year, a copy of the company's annual accounts, the directors' remuneration report, the directors' report and the auditors' report on those accounts, on the auditable part of the directors' remuneration report and on the directors' report shall be sent to:

(i) every member (whether or not entitled to receive notices of general meetings);

(ii) every holder of debentures (whether or not entitled to receive notices of general meetings); and

(iii) every other person who is entitled to receive notices of general meetings not less than 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Companies Acts.

(B) This Article does not require copies of the documents to which it applies to be sent to:

(i) a person for whom the company does not have a current address; or

(ii) more than one of the joint holders of shares or debentures.

(C) The board may determine that persons entitled to receive a copy of the company's annual accounts, the directors' remuneration report, the directors' report and the auditors' report on those accounts, on the auditable part of the directors' remuneration report and on the directors' report are those persons entered on the register at the close of business on a day determined by the board, provided that, if the company is a participating issuer, the day determined by the board may not be more than 21 days before the day that the relevant copies are being sent.

(D) Where permitted by the Companies Acts, a summary financial statement derived from the company's annual accounts, the directors' remuneration report and the directors' report in the form and containing the information prescribed by the Companies Acts may be sent to a person so electing in place of the documents required to be sent by Article136(A).

Service of Notices and Documents

137. Service of notices, documents and information on members

(A) A notice to be given to or by any person pursuant to the Articles (other than a notice convening a meeting of the board or of a committee of the board) shall be in writing.

(B) Any notice, document or information may be given, sent or supplied by the company to any member:

(i) personally;

(ii) by sending it by post in a pre-paid envelope addressed to the member at his registered address or address given pursuant to Article 137(E), or by leaving it at that address;

(iii) by sending it in electronic form to the electronic address specified for the purpose by the member (generally or specifically), provided that the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement); or

(iv) subject to the provisions of the Companies Acts, by making it available on a website, provided that the requirements in Article 137(C) are satisfied.

(C) The requirements referred to in Article 137(B)(iv) are that:

(i) the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that agreement), or the member has been asked by the company to agree that the company may send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the company has not received a response within the period of 28 days beginning with the date on which the company's request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement);

(ii) the member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that website where it may be accessed, and how it may be accessed ("**notification of availability**");

(iii) in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, date and time of the meeting, and states whether it will be an annual general meeting; and

(iv) the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and, in all other cases, throughout the period specified by any applicable provision of the Companies Acts or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period, then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the company to prevent or avoid.

(D) In the case of joint holders of shares:

(i) it shall be sufficient for all notices, documents and other information to be given, sent or supplied to the joint holder whose name stands first in the register in respect of the joint holding (the "**first named holder**") only; and

(ii) anything to be agreed or specified in relation to any notice, document or information to be sent or supplied to them may be agreed or specified by the first named holder and any such agreement or specification shall be binding on all the joint holders.

(E) A member whose registered address is not within the United Kingdom who gives to the company an address within the United Kingdom at which notices, documents or information may be given, sent or supplied to him shall be entitled to have notices, documents or information given, sent or supplied to him at that address (provided that, in the case of a notice, document or information sent by electronic means, including without limitation any notification required by the Companies Acts that the notice, document or information is available on a website, the company so agrees, which agreement the company shall be entitled to withhold in its absolute discretion), but otherwise no such member shall be entitled to receive any notice, document or information from the company.

(F) For the avoidance of doubt, the provisions of this Article 137 are subject to Article 54.

(G) The company may, at any time and at its sole discretion, choose to give, send or supply notices, documents and information only in hard copy form to some or all members.

(H) If on three consecutive occasions a notice to a member has been returned undelivered, such member shall not thereafter be entitled to receive notices from the company until he shall have communicated with the company and supplied to the company (or its agent) a new registered address, or a postal address within the United Kingdom for the service of notices, or shall have informed the company, in such manner as may be specified by the company, of an address for the service of notices by electronic communications. For these purposes, a notice sent by post shall be treated as returned undelivered if the notice is sent back to the company (or its agents), and a notice sent by electronic communications shall be treated as returned undelivered if the company (or its agents) receives notification that the notice was not delivered to the address to which it was sent.

138. Record Date for Service

Any notice or document may be served, sent or delivered by the company by reference to the register as it stands at any time not more than 15 days before the date of service, sending or delivery. No change in the register after that time shall invalidate that service, sending or delivery. Where any notice or document is served on or sent or delivered to any person in respect of a share in accordance with these Articles, no person deriving any title or interest in that share shall be entitled to any further service, sending or delivery of that notice or document.

139. Validation of Documents in Electronic Form

139.1 Where a document is required under the Articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must either:

(A) incorporate the electronic signature, or personal identification details (which may be details previously allocated by the company), of that member or other person, in such form as the board may approve; or

(B) be accompanied by such other evidence as the board may require in order to be satisfied that the document is genuine.

139.2 The company may designate mechanisms for validating any document in electronic form and a document not validated by the use of any such mechanisms shall be deemed as having not been received by the company. In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting.

140. Service of Notice on Person Entitled by Transmission

A person who is entitled by transmission to a share, upon supplying the company with a postal address within the United Kingdom for the service of notices shall be entitled to have served upon or delivered to him at such address any notice or document to which he would have been entitled if he were the holder of that share. A person who is entitled by transmission to a share, upon supplying the company with an address for the purposes of electronic communications for the service of notices may, at the absolute discretion of the board, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of that share. In either case, such service, sending or delivery shall for all purposes be deemed a sufficient service, sending or delivery of such notice or document on all persons interested (whether jointly with or as claimants through or under him) in the share. Otherwise, any notice or other document served on or sent or delivered to any member pursuant to these Articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served, sent or delivered in respect of any share registered in the name of that member as sole or joint holder.

141. When Notice Deemed Served

Any notice or document, if sent by the company by post, shall be deemed to have been served or delivered on the day following that on which it was put in the post if first class post was used or 72 hours after it was posted if first class post was not used and, in proving service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, prepaid and put in the post. Any notice or document not sent by post but left by the company at a registered address or at an address (other than an address for the purposes of electronic communications) notified to the company in accordance with these Articles by a person who is entitled by transmission to a share shall be deemed to have been served or delivered on the day it was so left. Any notice or document served or delivered by the company by means of a relevant system shall be deemed to have been served or delivered when the company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice or document. Any notice or document sent by the company using electronic communications shall be deemed to have been received on the day following that on which it was sent. A notice or document placed on the company's website or websites shall be deemed to have been received on the day following that on which a notice of availability was sent. Proof that a notice or document contained in an electronic communication was given or sent in accordance with current guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice or document was given or sent. Any notice or document served, sent or delivered by the company by any other means authorised in writing by the member concerned shall be deemed to have been served, received or delivered when the company has carried out the action it has been authorised to take for that purpose.

142. Notice When Post Not Available

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom or some part of the United Kingdom or of the relevant electronic communication system the company is unable effectively to convene a general meeting by notice sent through the post or by electronic communications, notice of the general meeting may be given to members affected by the suspension or curtailment by a notice advertised in at least one newspaper with a national circulation. Notice published in this way shall be deemed to have been properly served on all affected members who are entitled to have notice of the meeting served upon them, on the day when the advertisement has appeared in at least one such paper. If at least six clear days prior to the meeting the sending of notices by post or by electronic communications has again become generally possible, the company shall send confirmatory copies of the notice by post or by electronic communications to the persons entitled to receive them.

Destruction of Documents

143. Presumptions Where Documents Destroyed

If the company destroys or deletes:-

(i) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation, or

(ii) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the company, or

(iii) any instrument of transfer of shares or Operator-instruction for the transfer of shares which has been registered by the company at any time after a period of six years has elapsed from the date of registration, or

(iv) any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it

and the company destroys or deletes the document or instruction in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer or Operator-instruction so destroyed or deleted was a valid and effective instrument of transfer or instruction and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded. If the documents relate to uncertificated shares, the company must comply with any requirements of the Uncertificated Securities Regulations which limit its ability to destroy these documents. Nothing contained in this Article shall be construed as imposing upon the company any liability which, but for this Article, would not exist or by reason only of the destruction of any document of the kind mentioned above before the relevant period mentioned in this Article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this Article to the destruction of any document include references to its disposal in any manner.

Winding Up

144. Distribution of Assets Otherwise Than in Cash

If the company commences liquidation, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by the Companies Acts:-

(i) divide among the members (excluding any member holding shares as treasury shares) in kind the whole or any part of the assets of the company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members or different classes of members, or

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit

but no member shall be compelled to accept any shares or other assets upon which there is any liability.

Indemnity

145. Indemnity of Directors

(A) Subject to the provisions of the Companies Acts, the company may:

(i) indemnify to any extent any person who is or was a director, or a director of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability, whether in connection with any negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the company or any associated company;

(ii) indemnify to any extent any person who is or was a director of an associated company that is a trustee of an occupational pension scheme, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any liability incurred by him in connection with such company's activities as trustee of an occupational pension scheme.

(B) Where a person is indemnified against any liability in accordance with Article 145(A), such indemnity may extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

Dispute Resolution

146. Arbitration

(A) Unless Article 147 applies:

All disputes:

(i) between a shareholder in that shareholder's capacity as such and the company and/or its directors arising out of or in connection with these Articles or otherwise; and/or

(ii) to the fullest extent permitted by law, between the company and any of its directors in their capacities as such or as employees of the company, including all claims made by or on behalf of the company against its directors; and/or

(iii) between a shareholder in that shareholder's capacity as such and the company's professional service providers; and/or

(iv) between the company and the company's professional service providers arising in connection with any claim within the scope of Article 146(A)(iii), shall be exclusively and finally resolved under the Rules of Arbitration of the International Chamber of Commerce ("ICC") (the "ICC Rules"), as amended from time to time.

(B) The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC Rules.

(C) The chairman of the tribunal must have at least 20 years' experience as a lawyer qualified to practise in a common law jurisdiction within the Commonwealth (as constituted on 1 September 2006) and each other arbitrator must have at least 20 years' experience as a qualified lawyer.

(D) The place of arbitration shall be London, England.

(E) The language of the arbitration shall be English.

(F) These Articles constitute a contract between the company and its shareholders and between the company's shareholders inter se. This Article 146 (as supplemented from time to time by any agreement to a similar effect between the company and its directors or professional service providers) also contains or evidences an express submission to arbitration by each shareholder, the company, its directors and professional service providers and such submissions shall be treated as a written arbitration agreement under the Arbitration Act 1996 of England and Wales and Article II of the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958).

(G) Each person to whom Article 146 applies hereby waives, to the fullest extent permitted by law: (i) any right under the laws of any jurisdiction to apply to any court of law or other judicial authority to determine any preliminary point of law, and/or (ii) any right he or she may otherwise have under the laws of any jurisdiction to appeal or otherwise challenge the award, ruling or decision of the tribunal.

147. Exclusive Jurisdiction

(A) Article 147 shall apply to a dispute (which would otherwise be subject to Article 146) in any jurisdiction if a court in that jurisdiction determines that Article 146 is invalid or unenforceable in relation to that dispute in that jurisdiction.

(B) For the purposes of Article 147(A), "court" shall mean any court of competent jurisdiction or other competent authority including for the avoidance of doubt, a court or authority in any jurisdiction which is not a signatory to the New York Convention.

(C) Any proceeding, suit or action:

(i) between a shareholder in that shareholder's capacity as such and the company and/or its directors arising out of or in connection with these Articles or otherwise; and/or

(ii) to the fullest extent permitted by law, between the company and any of its directors in their capacities as such or as employees of the company, including all claims made by or on behalf of the company against its directors; and/or

(iii) between a shareholder in that shareholder's capacity as such and the company's professional service providers and/or

(iv) between the company and the company's professional service providers arising in connection with any claim within the scope of Article 147(C)(iii),

may only be brought in the courts of England and Wales.

Damages alone may not be an adequate remedy for any breach of Article 147, so that in the event of a breach or anticipated breach, the remedies of injunction and/or an order for specific performance would in appropriate circumstances be available.

148. General Dispute Resolution Provisions

(A) For the purposes of Articles 146 and 147, a "dispute" shall mean any dispute, controversy or claim, other than any dispute, controversy or claim relating to any failure or alleged failure by the company to pay all or part of a dividend which has been declared and which has fallen due for payment.

(B) The governing law of these Articles, including the submissions to arbitration and written arbitration agreement contained in or evidenced by Article 146, is the substantive law of England.

(C) The company shall be entitled to enforce Articles 146 and 147 for its own benefit, and that of its directors, subsidiary undertakings and professional service providers.

(D) References in Articles 146 and 147 to:

(i) "company" shall be read so as to include each and any of the company's subsidiary undertakings from time to time; and

(ii) "director" shall be read so as to include each and any director of the company from time to time in his or her capacity as such or as employee of the company and shall include any former director of the company; and

(iii) "professional service providers" shall be read so as to include the company's auditors, legal counsel, bankers, ADR depositaries and any other similar professional service providers in their capacity as such from time to time but only if and to the extent such person has agreed with the company in writing to be bound by Article 146 and/or 147 (or has otherwise agreed to submit disputes to arbitration and/or exclusive jurisdiction in a materially similar way).

CONTENTS

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